Form 20-F
period 2021-12-31
PARTNER COMMUNICATIONS CO LTD
filed 2022-02-28
CIK 1096691

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

ANNUAL REPORT

FILED PURSUANT TO SECTION 12, 13 or 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

As filed with the Securities and Exchange Commission on February 28, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission file number 1-14968

PARTNER COMMUNICATIONS COMPANY LTD.

(Exact Name of Registrant as Specified in its Charter)

ISRAEL

(Jurisdiction of Incorporation or Organization)

8 AMAL STREET

AFEK INDUSTRIAL PARK

ROSH-HA’AYIN 48103

ISRAEL

(Address of Principal Executive Offices)

Sarit Hecht, Adv.

Vice President, Chief Legal Counsel & Corporate Secretary

Telephone: +972-54-7813888

Partner Communications Company Ltd.

8 Amal Street

Afek Industrial Park

Rosh-Ha’ayin 48103

ISRAEL

ExecutiveOffices@partner.co.il

(Name, Telephone, E-mail and/or facsimile Number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representingone ordinary share, nominal value NIS 0.01 per share	PTNR	The NASDAQ Global Select Market
Ordinary Shares, nominal value NIS 0.01 per share*		The NASDAQ Global Select Market

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

ORDINARY SHARES OF NIS 0.01 EACH 183,678,220

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☒

INTRODUCTION

As used herein, references to “we,” “our,” “us,” the “Group,” “Partner” or the “Company” are references to Partner Communications Company Ltd. and (i) its wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., Partner Land-Line Communications Solutions LP, Partner Business Communications Solutions LP, Get Cell Communication Products LP (formerly Partner Communication Products 2016 LP), 012 Smile Telecom Ltd. ("012 Smile"), (ii) 012 Smile's wholly-owned subsidiary, 012 Telecom Ltd. and (iii) PHI (as defined below), except as the context otherwise requires. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

Pursuant to a 15-year Network Sharing Agreement that the Company entered into with HOT Mobile Ltd. ("HOT Mobile") in 2013, the parties created a 50-50 limited partnership, P.H.I. Networks (2015) Limited Partnership ("PHI"). Starting January 1, 2019, we began to account for PHI as a joint operation. See “Item 4B.8 OUR NETWORK ”, "Item 5A.1c Network Sharing Agreement with HOT Mobile" and note 9 to our financial statements.

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

The Company currently provides telecommunications services in the following two segments: (1) cellular telecommunications services (“Cellular Services”) and (2) fixed-line communication services (“Fixed-Line Services”) as described in Item 4B. Business Overview. Unless the context indicates otherwise, expressions such as “our business,” “Partner’s business” and “the Company’s business” or “industry” refer to both Cellular and Fixed-Line Services.

In this document, references to “$,” “US$,” “US dollars,” “USD” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels. We maintain our financial books and records in shekels. This Annual Report contains translations of NIS amounts into US dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this Annual Report as convenience translations could have been or could be converted from NIS into US dollars at these rates, at any particular rate or at all. The translations of NIS amounts into US dollars appearing throughout this Annual Report have been made at the exchange rate on December 31, 2021, of NIS 3.110 = US$1.00 as published by the Bank of Israel, unless otherwise specified.

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

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks see “Item 3D Risk Factors”, “Item 4 Information On The Company”, “Item 5 Operating And Financial Review And Prospects”, “Item 8A.1 Legal And Administrative Proceedings” and “Item 11 Quantitative And Qualitative Disclosures About Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

3A.          Selected Financial Data

Our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The tables below at and for the years ended December 31, 2019, 2020 and 2021 set forth selected consolidated financial data under IFRS. The audited consolidated financial statements at December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, appear at the end of this report and have been audited by Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited.

	Year ended December 31,
	2019	2020	2021	2021
	New Israeli Shekels in millions (except per share data)			US$ in millions(1)
Consolidated Statement of Income Data

Revenues, net	3,234	3,189	3,363	1,081
Cost of revenues	2,707	2,664	2,732	878
Gross profit	527	525	631	203
Selling and marketing expenses	301	291	323	104
General and administrative expenses	149	145	164	52
Credit losses	18	23	9	3
Other income, net	28	30	28	9

Operating profit	87	96	163	53

Finance income	7	8	4	1
Finance expenses	75	77	68	22
Finance costs, net	68	69	64	21

Profit before income tax	19	27	99	32

Income tax income (expenses)	*	(10)	16	5

Profit for the year	19	17	115	37

Earnings per ordinary share and per ADS

Basic:	0.12	0.09	0.63	0.20
Diluted:	0.12	0.09	0.62	0.20

Weighted average number of shares outstanding (in thousands)

Basic:	162,831	182,331	183,203	183,203
Diluted (for calculation above):	163,608	183,188	184,334	184,334

(*)     Representing an amount of less than 1 million.

	Year ended December 31,
	2019	2020	2021	2021
	New Israeli Shekels in millions			US$ in millions(1)
Capital expenditures (2)	578	595	680	219

Adjusted EBITDA (3)	853	822	922	296

Statement of Cash Flow Data

Net cash provided by operating activities	837	786	774	249

Net cash used in investing activities	(1,181)	(581)	(727)	(234)

Net cash provided by (used in) financing activities	227	(128)	(115)	(37)

Financial Position Data (at year end)

Current assets	1,664	1,496	1,489	480

Non current assets	3,351	3,629	3,904	1,255

Lease - right of use	582	663	679	218

Property and equipment	1,430	1,495	1,644	529

Intangible and other assets	538	521	472	152

Goodwill	407	407	407	131

Deferred income tax asset	41	29	34	11

Total assets	5,015	5,125	5,393	1,735

Current liabilities (4)	1,489	1,334	1,422	457

Non current liabilities (4)	2,109	2,068	2,112	680

Total liabilities	3,598	3,402	3,534	1,137

Total equity	1,417	1,723	1,859	598

Total liabilities and equity	5,015	5,125	5,393	1,735

(1)
The NIS figures at December 31, 2021, and for the 12-month period then ended have been translated throughout this Annual Report into dollars using the representative exchange rate of the dollar at December 31, 2021 (USD 1 = NIS 3.110). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

(2)	Capital Expenditures represent additions to property and equipment (see note 10 to our consolidated financial statements) and intangible assets (see note 11 to our consolidated financial statements).

(3)
Adjusted EBITDA represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share-based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share-based compensation and impairment charges.

(4)	See Note 15 to the consolidated financial statements for information regarding long-term liabilities and current maturities of long-term borrowings and notes payable.

The tables below at and for the years ended December 31,  2019, 2020 and 2021, set forth a reconciliation between Profit and Adjusted EBITDA.

	Year ended December 31,
	2019	2020	2021	2021
	New Israeli Shekels in millions			US$ in millions (1)

Reconciliation Between Profit and Adjusted EBITDA
Profit	19	17	115	37
Depreciation and amortization expenses	751	714	744	239
Finance costs, net	68	69	64	21
Income tax income (expenses)	*	(10)	16	5
Other (**)	15	12	15	4
Adjusted EBITDA (2)	853	822	922	296

(*)	Representing an amount of less than 1 million.

(**)	Mainly amortization of employee share-based compensation.

(1)
The translations of NIS amounts into US dollars appearing throughout this Annual Report have been made at the exchange rate on December 31, 2021, of NIS 3.110 = US$1.00 as published by the Bank of Israel, unless otherwise specified.

(2)
Adjusted EBITDA represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share-based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share-based compensation and impairment charges.

	At December 31,
	2019	2020	2021

Cellular Industry Data

Estimated population of Israel (in millions) (1)	9.1	9.3	9.4
Estimated Israeli cellular telephone subscribers (in millions) (2)	10.4	10.4	10.9
Estimated Israeli cellular telephone penetration (3)	114%	113%	116%

	Year Ended December 31,
	2019	2020	2021

Company's Data
Cellular subscribers (000’s) (at period end) (4) (5)	2,657	2,836	3,023
Pre-paid cellular subscribers (000’s) (at period end) (4)	291	341	352
Post-paid cellular subscribers (000’s) (at period end) (4)	2,366	2,495	2,671
Share of total Israeli cellular subscribers (at period end) (5)	25%	27%	28%
Average monthly revenue per cellular subscriber including roaming (“ARPU”) (NIS) (6)	57	51	48
Churn rate for cellular subscribers (7)	31%	30%	28%
TV subscribers (000’s) (at period end) (8)	188	232	226
Infrastructure-based internet subscribers (000’s) (at period end) (9)	268	329	374
Fiber-optic subscribers (000’s) (at period end) (10)	76	139	212
Homes Connected (HC) to the fiber-optic infrastructure (000’s) (at period end) (11)	324	465	700
Estimated cellular coverage of Israeli population (at period end) (12)	99%	99%	99%
Number of employees (full time equivalent) (at period end) (13)	2,834	2,655	2,574

(1)	The population estimates are as published by the Central Bureau of Statistics in Israel as of December 31, 2021.

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

In view of the expected growing impact of M2M (Machine to Machine) activity on our business, M2M subscriptions are included in the post-paid subscriber base on a standardized basis, according to which the number of M2M subscriptions included is calculated by dividing total revenues from M2M subscriptions by the average revenue from a dedicated data package subscriber for the relevant period.

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

(7)
We define the “churn rate” as the total number of cellular subscribers (excluding M2M subscriptions) who disconnect from our network, either involuntarily or voluntarily, in a given period expressed as a percentage of the average of the number of our subscribers at the beginning and end of such period. Our churn rate includes subscribers who have not generated revenue for us for a period of the last six consecutive months ending at a reporting date. This includes cellular subscribers who have generated minute revenues only from incoming calls directed to their voice mail. Involuntary churn includes disconnections due to non-payment of bills or suspected fraudulent use, and voluntary churn includes disconnections due to subscribers terminating their use of our services.

(8)
TV subscribers – active subscriptions to Partner TV, each of which may have a number of users over a number of different platforms. TV subscribers include subscriptions within time-limited trial periods without charge to the customer. In the second quarter of 2021, the Company removed from its TV subscriber base approximately 21,000 subscribers who had remained in trial periods of over six months without charge or usage.

(9)
Infrastructure-based internet subscribers – active subscribers to an end-to-end service including both infrastructure access and access to the internet. Access to the internet is provided primarily through Partner’s fiber-optic infrastructure network, as well as through Partner’s connection to the wholesale market on Bezeq and Hot's infrastructure.

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

Exchange Rate Data

On December 31, 2021, the exchange rate was NIS 3.110 per US$1.00 as published by the Bank of Israel. Changes in the exchange rate between the shekel and the US dollar could materially affect our financial results.

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

RISK FACTOR SUMMARY

Our business is subject to a number of risks and uncertainties, including those risks discussed at length below. These risks include among others the following:

RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market.  The regulator:

-	imposes limitations on our flexibility in managing our business and seeks to increase industry competition;

-	limits our ability to compete by, among other measures, giving preference to new competitors; and

-	also limits our ability to expand our business and develop our network.

Such measures may adversely affect our business and results of operations.

We set forth below examples of the principal regulatory risks we face:

-
It is not certain that the regulator will effectively prevent other telecommunications companies from abusing their competitive positions, in particular as regards service providers which, for historical reasons, have highly developed fixed-line infrastructures in addition to mobile networks.

-	The regulator might limit our use of spectrum ranges already allocated or which we require.

-	The regulator may add new regulatory burdens, including on TV content.

-	The regulator may limit our ability to charge customers for certain services, such as interconnect or roaming charges.

Other regulatory risks include:

-	possible early termination of our agreement for a shared network;

-	possible failure to comply with data protection requirements;

-	possible disagreements with the regulator over the interpretation of applicable regulations; and

-	possible non-compliance with building or environmental permits applicable to our cellular network sites.

RISKS RELATING TO OUR BUSINESS OPERATIONS

Largely as a result of changes in our regulatory and business environment, our results of operations have declined significantly. Should existing trends continue, our operating results may continue to decline.

We set forth below examples of the principal business risks we face:

-	intense competition has caused significant price erosion both in cellular services and profits from equipment sales;

-	competition may continue to decrease service tariffs and increase subscriber acquisition and retention costs or otherwise adversely affect our business and results of operations;

-	cyber attacks could have an adverse effect on our business;

-	further downward pressure on prices may also cause impairment in the value of our assets;

-
the Coronavirus ("COVID-19") crisis may have a material harmful effect on our results of operations and financial position for 2022 and create difficulties in the recruitment and retention of personnel;

-
Covid-induced work patterns and changes in the labor market due to competition for technical and professional personnel have also created substantial difficulties in the recruitment and retention of personnel;

-	equipment or system failures, natural disasters and hostile events may materially adversely affect our results of operations; and

-	we are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.

Other business risks include:

-	our level of indebtedness,

-	dependence on a limited number of suppliers,

-	relations with our employees and their union,

-	purchase commitments for i-Phones, and

-	the possible early termination of our network sharing agreement.

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

Bezeq-The Israel Telecommunication Corp. Ltd. ("Bezeq") owns and operates the largest fixed-line infrastructure in Israel, and is also one of the largest providers of mobile telephone, internet connection, and other telecommunications services, such as television. Bezeq’s license provides that it maintain structural separation between itself and its subsidiaries (Pelephone Communications Ltd. ("Pelephone"), DBS Satellite Services (1998) Ltd. ("Yes") and Bezeq International). This requires, inter alia, that Bezeq keep its management, assets and employees fully segregated from those of its subsidiaries.

On June 30, 2020, the Ministry of Communications ("MoC") published the report of the inter-departmental team (the "Team”) tasked with examining the structural separation provisions applicable to the Bezeq and Hot Telecom LP ("HOT Telecom") groups. The Team found that the time is not yet ripe for the total removal of structural separation provisions in the Bezeq group. The Team’s MoC members stated that the current provisions applicable to Bezeq have been effective thus far and cancelling them would severely harm competition and the welfare of consumers.

However, the Team found that it is possible to make certain changes in the overall regulation that could potentially improve the service provided to the public and which will influence the structural separation provision applicable to Bezeq. Within this scope, the Team has recommended that the Minister of Communications consider changing the current separation in Israel between the infrastructure service and ISP (internet service providers) service.

Following this recommendation, the MoC published a hearing regarding a reform in the structure of the Internet market. The hearing was aimed at ending the separation between the infrastructure service and the ISP service, thus allowing Bezeq and Hot Telecom to market a unified product (comprised of both infrastructure and ISP components).

In June 2021, the MoC published its decision in this hearing. See "Item 4B.12e - v Decision regarding a reform in the structure of the Internet Market". In its decision, the MoC outlined a process for ending the split of the Internet market into two tiers and allowing Bezeq and Hot Telecom to market a unified product, while ensuring that Bezeq and Hot provide the wholesale Internet service at non-discriminatory terms (in relation to the retail Internet services provided by Bezeq and Hot). Allowing Bezeq and Hot Telecom to market a unified service (as opposed to the marketing of such services separately by its subsidiaries), may enable them to offer bundled services more effectively than we can, and thereby gain a competitive advantage which could adversely affect our results of operations.

At this stage, the Company is unable to fully evaluate the impact of the decision on the Company's business due to, among others, the dependence of such impact on the results of the calibration stage and on the enforcement of the key performance indicators ("KPIs") and compensation mechanisms by the MoC.

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

The current structural separation provisions also require Bezeq to equally market all ISPs when selling service bundles which include its infrastructure services and ISP services. Bezeq has failed to provide the relevant ISPs with the customer information required to continue service provision once Bezeq stops billing for the ISPs (after the first year of the bundle). If the MoC fails to enforce its decisions on this matter, this may adversely affect our results of operations.

3D.1b          The MoC might require us to terminate the use of certain spectrum ranges which have been allocated to us, limit our use of such spectrum, fail to respond to our demands for the allocation of additional spectrum, or conduct the tender for additional frequencies in an unsuitable format. Such eventualities may adversely affect our business and results of operations.

The MoC might prevent us from using some of our existing spectrum, may limit our ability to use such spectrum (whether by demanding we share such use with others or placing other limits on such use) or may fail to respond to our demands for the allocation of additional spectrum or for the refarming of our existing spectrum (the conversion of existing frequencies to a different technology). The MoC might also require us to cease use of certain bands and require us to shift to other bands, which may involve investment in new radio infrastructure. The MoC has recently published a call for comments regarding the possibility of granting spectrum to private 5G networks. See "Item 4B.12e - xi  Hearings and Examinations- Call for comments regarding 5G private networks". Such private 5G networks may decrease our revenues, reduce the availability of new spectrum for our own 5G services and adversely affect our business and results of operations.

  Such actions may interfere with our ability to effectively manage our licensed spectrum, reduce our ability to adequately provide services to our subscribers, increase our costs due to evacuation of such spectrum and place us at a competitive disadvantage. These possible eventualities may adversely affect our business and results of operations.

3D.1c          New regulatory initiatives may continue to increase the regulatory burden and intensify competition, which could negatively affect our business and results of operations.

The implementation of the Telecommunications Law, 1982, ("Telecommunications Law"), the Wireless Telegraph Ordinance [New Version], 1972 (" Wireless Telegraph Ordinance") and other laws and regulations, as well as the provisions of our licenses, are all subject to interpretation and change. New laws, regulations or government policies, changes to current regulations, or a change to the interpretation thereof, may be adopted or implemented in a manner which damages our business and operating results. Such measures may include new limits on our ability to market our services, new safety and health related requirements, new limits on the construction and operation of cell towers, new requirements, standards, consumer protection provisions, privacy provisions, cyber provisions, roaming services regulation, coverage terms and other conditions or limits applicable to the services we provide. Such measures may negatively affect our business and results of operations. Furthermore, if such measures would benefit our competitors or are applied only to us (and not to our competitors), we may be placed at a competitive disadvantage. For information regarding the principal regulations and regulatory developments affecting our business, see "Item 4B.12e Regulatory Developments".

3D.1d          The State may impose regulations on TV content services provided over the Internet, which may negatively affect our business and results of operations.

The State may impose regulations on nascent TV content services provided over the Internet ("OTT") and which are currently unregulated.

In September 2020, the Minister of Communications appointed a committee assigned with re-examining the overall regulatory regime applicable to the broadcasting segment in Israel (the “Folkman Committee”). In July 2021, the Folkman Committee submitted its recommendations to the Minister of Communications. These recommendations would increase regulation of the audio-visual content providers which could increase our costs and impact our competitive position. See "Item 4B.12e - iv Folkman Committee Recommendations".

If the State places burdensome regulations on our OTT services (such as a requirement to invest a percentage of our income from this activity in original local productions), this might increase our costs, raise the cost of operations in this segment and, if applied only to Israeli OTT providers, place us at a competitive disadvantage, in each case with potential negative effects on our business and results of operations.

3D.1e          The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile. The resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time.

In 2013, we entered into a long term network sharing agreement (“Network Sharing Agreement”) with HOT Mobile pursuant to which the parties created a limited partnership, under the name P.H.I. Networks (2015) Limited Partnership ("PHI"). The purpose of PHI is to operate and develop a radio access network to be shared by both parties.

In 2014 and 2015, respectively, the Competition Commissioner and the Ministry of Communications approved the Network Sharing Agreement, subject in each case to a number of conditions (respectively, the "Competition Commissioner Approval" and the "MoU Approval").

However, the Network Sharing Agreement may terminate or expire prior to the lapse of the 15-year period due to regulatory intervention in one of the following circumstances:

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

  If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage, may be substantial and could materially harm our business and results of operations at such time. See also "Item 3D.2m If the Network Sharing Agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage would be substantial and could also materially harm our business and the results of operations at such time." and “Item 4B.8a Overview - Cellular Network Sharing Agreement”.

3D.1f          If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, fails to lower the wholesale price for use of their fixed-line networks, or fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services (to the point of not allowing the necessary margin for their competitors in this segment), our business and results of operations may be materially adversely affected.

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

The wholesale tariffs for the BSA services on Bezeq and HOT Telecom's existing networks, as well as wholesale tariffs for use of Bezeq's Fiber to the Home (FTTH) network, are set by the MoC. If the MoC fails to set these prices according to their costs, fails to update or lower these tariffs in accordance with relevant developments, this may adversely affect our business and results of operations. See "Item 4B.12e Regulatory Developments".

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

3D.1g          The Ministry of Communications has published a hearing outlining its intention to reduce and ultimately cancel interconnection charges, which would negatively affect our income.

In September 2021, the MoC published a hearing outlining its intention to gradually reduce interconnection tariffs (for both mobile and fixed-line calls) over a period of three years, after which interconnection payments will be cancelled and each operator will bear its own costs for calls terminating on its network (a "bill and keep" regime). The starting date for the 3-year period has not yet been announced.

The Company filed its position regarding this hearing and argued against the change to the current tariff regime and against the suggested reduction timeline. The Company’s results of operation may be negatively affected if the actions described in this hearing are carried out.

3D.1h          Data protection legislation and the evolving legal environment regarding privacy protection, which have imposed and may continue to impose a heavier regulatory burden on us, could negatively affect our business and results of operation.

Data protection regulations impose wide obligations with respect to data privacy protection. Our business requires us to hold and use certain personal data of our customers, and we believe we are in compliance with all currently applicable laws, regulations, policies and legal obligations, although future interpretation of these measures by the relevant authorities may vary from our own interpretation. In addition, measures to ensure compliance may require us to invest additional modifications to our solutions to comply with such regulations and might delay offerings of new products and services.

If we fail or are unable to comply with applicable privacy and data security laws, regulations, self-regulatory requirements or industry guidelines, or our terms of use with our customers, we may be subject to penalties, fines, legal proceedings by governmental entities or other enforcement actions, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure, any of which could materially and adversely affect our business and our results of operations. See the claim number 6 alleging harm to customer privacy disclosed in "Item 8A.1 LEGAL AND ADMINISTRATIVE PROCEEDINGS".

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

 We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites. As of December 31, 2021, less than 10% of our network sites were operating without local building permits or exemptions which, in our opinion, are applicable. In addition, some of our network sites are not built in full compliance with the applicable building permits.

Network site operation without required permits or that deviate from the permit has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders. See “Item 8A.1 Legal and Administrative Proceedings”. In the future, we may face additional demolition orders, monetary penalties (including compensation for loss of property value) and criminal charges. The prosecutor’s office has a national unit that enforces planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulties in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, coverage and capacity of our network, thus impacting the quality of our cellular voice and data services, and on our ability to continue to market our services effectively.

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

We conduct our operations pursuant to licenses granted to us by the Ministry of Communications, which may be extended for additional periods upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. On November 18, 2021, the Ministry of Communications informed the Company that our cellular license had been extended until February 2032. We cannot be certain that our licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted. See “Item 4B.12f Our Mobile Telephone License ”.

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

Our general mobile telephone license requires that our "founding shareholders or their approved substitutes", as defined in the license, hold at least 26% of the means of control in the Company.

Until February 2021, our general mobile telephone license included two additional obligations (which are also included in the Company’s Articles of Association):

•
at least 5% of our issued and outstanding share capital and of each of our means of control had to have been held by Israeli entities from among our founding shareholders and their approved substitutes;

•
in addition, at least 10% of our Board of Directors had to be appointed by Israeli entities, provided that if the Board of Directors was comprised of up to 14 members, only one such director must be so appointed, and if the Board of Directors was comprised of between 15 and 24 members, only two such directors must be so appointed.

However, on July 7, 2020, the MoC published an amendment to our cellular license which provides that these two obligations may be replaced by an order issued by virtue of the Communications Law (Telecommunications and Broadcasting), 1982. During February 2021, the Company was issued with such an order.

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

3D.2          RISKS RELATING TO OUR BUSINESS OPERATIONS

3D.2a          As a result of substantial and continuing changes in our regulatory and business environment, our operating financial results, profitability and cash flows have remained at relatively low levels in recent years. Our operating financial results may decline further in the future, which may adversely affect our financial condition.

Profit before income tax for the year 2021 totaled NIS 99 million (US$ 32 million), compared with profit before income tax of NIS 27 million for the year 2020, the increase largely reflecting the positive impact of the growth in the cellular subscriber base in 2021 and the negative impact of the COVID-19 crisis on the results for 2020. Net cash provided by operating activities totaled NIS 774 million (US$ 249 million) in 2021 compared with NIS 786 million in 2020, a decrease of 2%. The principal factor leading to the relatively low profit levels in recent years has been the intense competition resulting largely from regulatory developments intended to enhance competition in the Israeli communications market, including both the cellular and fixed-line markets.

Because the regulatory and business environment continues to evolve, generally with the objective of further increasing competition in the various markets in which we operate, depending on past and future regulatory and market developments, these factors may continue to negatively impact our business through 2022 and beyond, which may adversely affect our financial condition by, among other things, increasing the risk of a substantial impairment in the value of our communications assets. See also “Item 5D.2 Outlook”.

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

Competition in the cellular market. Over the past few years, the entrance of new operators and regulatory changes at the time of their entrance which removed portability barriers between cellular operators, combined with various benefits and leniencies awarded to new entrants by the MoC, have resulted in increased competition in the market and have continued to lead to high levels of portability of cellular subscribers between cellular operators, which has negatively affected, and may continue to negatively affect, our results of operations.

Recently, in October 2021, Cellcom Israel Ltd. ("Cellcom") reported that as part of the insolvency proceedings of Marathon 018 Xfone Ltd. ("Xfone"), its network sharing agreement with Xfone has been updated. According to Cellcom's report, under the updated agreement, Cellcom's revenue from Xfone may be reduced. Such reduction may lower Xfone's costs, thereby enabling it to compete more effectively, which could negatively affect our results of operations.

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

Fixed-line infrastructure market. Our participation in the fixed-line infrastructure market since August 2017 entails ongoing significant long-term investments associated with infrastructure deployment. Bezeq has executed a substantial part of the investments required for the deployment and operation of its own fiber-optic network, and commenced services in March 2021, which might substantially increase competition in this market. In addition, IBC Israel Broadband (2013) Ltd. ("IBC") is expected to continue its fiber rollout, which will also increase competition.  See also "Item 4B.9b Competitors in Fixed-line Services".

ISP market. The fixed internet access market in Israel was historically divided into two tiers of services: infrastructure services and ISP (internet service provider) service. In June 2021, the MoC published its decision regarding a reform in the structuring of the Internet market. See "Item 4B.12e - v Decision regarding a reform in the structure of the Internet Market." In its decision, the MoC outlined a process for ending the separation between the infrastructure service and the ISP service, thus allowing Bezeq and Hot Telecom to market a unified product (comprised of both infrastructure and ISP components). This will allow Bezeq and Hot to offer bundled services more effectively than we, and thereby gain a competitive advantage which could adversely affect our results of operations. See "Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations.".

TV market. Keshet Broadcasting Ltd., producer of Israel's leading commercial channel, and R.G.E Group Ltd., producer of leading Israeli sports and children channels, have announced their intention of entering the local multi-channel TV market as part of their merger. Disney Plus announced in February 2022 that they will be launching their streaming services in Israel in the summer of 2022. According to local media reports, Disney has signed an exclusive agreement with YES TV, that may increase YES TV's competitiveness in the market. The entry of new players into the TV market may increase competition and negatively affect our market share in this segment.

Competition in Roaming Services.  Some competing service providers use alternative technologies for roaming that bypass the existing method of providing roaming services. See "Item 3D.2p The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

3D.2c          Cyber attacks impacting our networks or systems could have an adverse effect on our business.

Cyber-attacks against telecommunications companies targeting their infrastructure and economic assets as well as their reputation have increased, and are intensifying in their frequency and complexity. These attacks have significant potential to lead to prevent the provision of services to customers, cause breaches of our customers' data privacy and damage to the business continuity of the Company and its financial situation. In the event we are unable to provide services to our customers for any period of time, there may be a material negative impact on our results of operations and financial condition.

Like many other telecommunication companies, we have experienced an increase in cyber incidents over the past few years, which are increasing in their frequency, sophistication and intensity, some of which penetrated our cyber defenses, although no significant damage or loss of customer data resulted. Moreover, the Company implements third-party vendor systems, and cyber-attacks against these vendors, their products and services might adversely affect the Company, its daily operations and financial condition. We have integrated protective systems and prepared Disaster Recovery Plans (“DRP”) to mitigate such and other related risks, and we regularly consider our defensive systems and evaluate their effectiveness, including through simulated cyber penetrations; however, it is not possible to determine in advance whether our defense systems and recovery plans will continue to be entirely effective, or how quickly we will be able to restore any affected service.

Furthermore, we cannot be sure that our insurance policies with respect to cyber risk will adequately cover or include the damages or losses (whether direct or consequential) resulting from successful cyber attacks or if we will be able to renew such insurance.

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

3D.2e          The Coronavirus ("COVID-19") crisis had a material harmful effect on the Company's business in 2020 and 2021, including a significant reduction in revenues from roaming services. Should trends continue or worsen, this may have a material harmful effect on our results of operations and financial position for 2022.

As for other telecommunications companies in Israel and around the world, the novel COVID-19 disease has had a harmful effect on the Company's business from March 2020, in particular due to the significant fall in the volume of international travel by our customers, which caused a very significant decrease in revenues from roaming services. In addition:

-	the closure of shopping malls for limited periods during 2020 and changes in general consumer behavior negatively affected the volume of sales of equipment;

-
delays in global shipping and shortages in raw materials and production have negatively affected our supply chain and increased our costs for handsets, spare parts, accessories, fixed-line network equipment, fixed-line products, terminal equipment, and other items sold or relied upon as part of our normal business;

-
we have experienced human resource shortages due to employee absences from illness or the need for quarantine. In addition, Covid-induced changes in work patterns have created new difficulties in recruiting and retaining personnel.  See also “Item 3D.2f Covid-induced work patterns and changes in the labor market due to competition for technical and professional personnel have created substantial difficulties in the recruitment and retention of personnel.”

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

As of the end of the first quarter of 2021, shopping malls reopened and the extent of general domestic economic activity largely returned to levels experienced prior to the COVID-19 crisis. Regarding roaming services, revenues from roaming services began to moderately increase in the second half of 2021 as a result of a moderate increase in the volume of international travel by the Company’s customers. However, as of the date of this Annual Report, revenues from roaming services continue to be significantly restrained, largely related to the impact of the Omicron variant on international travel, and remain significantly below pre-COVID-19 crisis levels.

Further, based on recent experience in several countries, a sharp spike in the number of affected persons may occur without warning, and the ultimate extent of the disease’s spread cannot be foreseen. As a result, the final impact of the disease on our results of operations and financial position cannot be assessed at this time.

3D.2f          Covid-induced work patterns and changes in the labor market due to competition for technical and professional personnel have created substantial difficulties in the recruitment and retention of personnel.

Covid-induced changes in work patterns, in particular the significant expansion of working on-line from home, have changed employee expectations. New and existing personnel have expressed a resistance to accepting or resuming traditional on-site employment practices. As a result, the Company’s ability to fill open positions on-site and maintain its normal processes of business and employee management has been negatively affected.

Furthermore, as the demand for technical and professional personnel increases generally, and large high-tech employers expand their recruitment efforts, the Company’s ability to attract and retain adequately trained and experienced technical and professional personnel has suffered.  In addition, the labour cost for such employees has increased, and employee turnover has accelerated. As a result, the Company has experienced difficulties staffing technical and professional positions at junior, middle and senior levels. If the Company is not able to acquire needed human resources to maintain and develop its operations and infrastructure, its business and financial results may be materially negatively impacted.

 If this trend continues, and we are unable to hire and retain employees, or if mitigation measures we may take to respond to a decrease in labor availability do not succeed, our business could be adversely affected.

3D.2g          Equipment failures, system failures, natural disasters and hostile events such as acts of war or terror events may materially adversely affect our results of operations.

Our ability to provide ongoing services to our subscribers, bill for services rendered and protect company and subscriber data are all vulnerable to various types of risks.

Such risks may include equipment failures, network and infrastructure failures, cyber attacks on our infrastructure, data or services or on one of our important supply chain partners, computer and IT system failures (including failures to End of Life/End of Support systems, maintained by the Company), transmission outages, spectral interferences, failures or dysfunctions at third-party systems and networks and colocation data centers,  natural disasters (such as fire, extreme weather and earthquakes), hostile events (such as acts of war, terror-attacks, see “Item 3D.2r The political and military conditions in Israel may adversely affect our financial condition and results of operations.”),  and data breaches whether by employees or other third parties. If any such events do occur, they could have a material adverse effect on our operations. See also "Item 3D.2c Cyber attacks impacting our networks or systems could have an adverse effect on our business."

System upgrade and moving into virtualized architecture of the network. During 2022, we will continue to upgrade our mobile core networks into a virtualized solution provided by Mavenir Systems Limited ("Mavenir"). See "10C Material Contracts". During the upgrade, we are operating our existing Ericsson network and the new Mavenir network in parallel to aid in the transition to the upgraded network until all phases of the upgrade are completed. During the upgrade we will experience an increased risk of major system or business disruptions. Interruptions and/or failure of this upgraded network could disrupt our operations and impact our ability to provide our services, retain customers, attract new customers, or negatively impact overall customer experience, damage our reputation and result in legal proceedings and as a result might adversely affect our business and results of operations. See "Item 3D.2j We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely and cost effective basis.”

As threats to our network, services and data continue to evolve, we may be required to expend significant efforts and resources to enhance our control environment, processes, practices and other protective measures.

If despite such efforts, we are unable to operate our networks even for a limited period of time or provide some or all of the telecommunications services to a substantial portion of our customers, whether temporarily or for an extended period of time, or if data of our customers and others is lost or accessed by third parties, we may be exposed to legal claims and liability, we may be found to be in breach of our legal obligations towards our customers, our brand and reputation may be damaged, we may suffer a loss of customers, our ability to attract new customers may be impaired, and we may be required to compensate our customers (see "Item 8A.1 LEGAL AND ADMINISTRATIVE PROCEEDINGS). Such eventualities may negatively affect our business, and our short- and long- term results of operations may be materially adversely affected. See also "Item 3D.2c Cyber attacks impacting our networks or systems could have an adverse effect on our business."

3D.2h          We are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.

In the ordinary course of business, we are involved in a significant number of legal and administrative proceedings, and we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure. These proceedings may result in civil liabilities or criminal penalties against us or our officers and directors. We also must defend ourselves against customer claims, including class actions and requests to approve lawsuits as class action suits, regarding, among other matters, alleged breaches of the Consumer Protection Law and the Telecommunications Law as well as breaches of provisions of our licenses.  Such claims and lawsuits are costly to defend and may result in significant monetary damages. See also "Item 3D.1i We are subject to monitoring and enforcement measures by the Ministry of Communications and other relevant authorities, which may adversely affect our business and results of operations." During the last few years, additional requests to approve lawsuits as class actions have been filed against the Company and we expect this trend to continue in light of various amendments to the Consumer Protection Law and the stricter regulatory policies that have been adopted. In cases where the courts have accepted the plaintiff's position, it may determine that we have breached our licenses or the law, which may adversely affect our financial results. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the financial exposure if the verdict is in favor of the plaintiff. If the requests to certify lawsuits against us as class actions are approved and succeed or if we underestimate the potential exposure, our financial results will be adversely affected. See “Item 8A.1 Legal and Administrative Proceedings".

We are also subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including television, video and music content, which we have purchased or licensed from third parties who present themselves as the owners or official licensors (or as the representatives of owners or licensors) of the intellectual property rights included in the content, when in fact they may not be. Any potential claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. Should any of these potential claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing content, product or service, which may affect our financial results. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to cease using, distributing or selling the relevant products and services.

3D.2i          Our level of indebtedness could adversely affect our business, profits and liquidity. Furthermore, difficulties in generating sustainable cash flow may impair our ability to repay our debt and reduce the level of indebtedness.

As of December 31, 2021, total borrowings and notes payables amounted to NIS 1,676 million, (US$ 539 million) compared to NIS 1,595 million as of December 31, 2020.  See also “Item 5B.4 Total net financial debt ”. The terms of the Company’s borrowings and notes payable require the Company to comply with financial covenants and other stipulations for existing borrowings. The existing borrowing agreements allow the lenders to demand an immediate repayment of the borrowings in certain events (events of default), including, among others, a material adverse change in the Company’s business and non-compliance with the financial covenants set in those agreements. These events of default include non-compliance with the financial covenants, as well as other customary terms. See “Item 5B.2 Long-Term Borrowings ”.

In addition, our need for cash to service our substantial existing debt may in the future restrict our ability to continue offering long-term installment plans to promote sales of equipment. As a result, our ability to continue benefiting from one of the current contributors to total Company profits may be limited. (See also “ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS”).

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

Network suppliers. Our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software were purchased from LM Ericsson Israel Ltd. (“Ericsson”). See “Item 4B.8g Suppliers”.  In January 2019, we entered into an agreement with Mavenir Systems Limited ("Mavenir") for the upgrade and improvement of the performance of our LTE network. As a result of our equipment having been provided by Ericsson and our current reliance on Mavenir, we are substantially dependent on these vendors and our operations and business results could be materially adversely affected if they do not provide us with the required service and maintenance. See "Item 3D.2g Equipment failures, system failures, natural disasters and hostile events such as acts of war or terror events may materially adversely affect our results of operations."

Handset, infrastructure and other equipment suppliers. We purchase the majority of our handsets and other equipment from a limited number of suppliers.

TV equipment, content services and core network. We purchase our TV set top boxes and applications from a single supplier, and we purchase the rights to distribute sports and premium content and our TV core network systems, such as encoding, back office and content management and video content systems, from a limited number of suppliers. See "Item 4B.8g Suppliers."

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

Our results of operations could be adversely affected if any of our key suppliers fails to provide us with contracted services or adequate supplies of handsets, equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors. If the availability of handsets and other equipment furnished by our suppliers is insufficient to meet our customers’ demands, we may lose opportunities to benefit from demand for these products, and our unserved customers may purchase the equipment from other suppliers, which may adversely affect our revenues. In addition, the constant development of new handsets and other equipment can render existing handsets and other equipment obsolete resulting in high levels of slow moving inventory.

3D.2k          The unionization of our employees has negatively affected and may continue to negatively affect our financial results.

The 3-year collective employment agreement that we signed in 2016 with the employees' representatives and the Histadrut, the labor union representing the Company’s employees, was renewed in March 2019, and again in December 2021 for a period of three years (2022-2024). The unionization of our employees has resulted in increased costs and negatively affected our financial results, and may continue to do so in the future. It may also lead to disruptions in our operations or cause work stoppages and has limited management’s flexibility to efficiently run our business and adjust operations to market conditions, including the ability to execute organizational and personnel changes.

In addition, the provisions in the 2022-2024 employment agreement regarding salary increases and participation in the Company's profits mechanism are valid for a period of only one year and are to be renegotiated for the years 2023 and 2024 towards the end of each preceding year. Furthermore, in the event of a change of control of the Company, Israeli labour law, as well as the provisions of the employment agreement, does not prevent employees from raising for negotiation any matters of collective interest (“claims”) regardless of whether they have been covered by the collective employment agreement. In January 2022, a letter from the labor union and the employees' representatives stating various claims was presented to the Company in light of the possible Transaction by the Offerer (as defined below) described in Item 3D.3a. The Company responded that the claims presented are only relevant in light of a change of control, which has not yet occurred. Satisfaction of employee demands for salary increases and participation in profits, or of collective claims by employees as a result of a change of control, or a failure to reach agreement with the employees, could have a material negative effect on the Company’s business results and financial condition.

3D.2l          Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

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

3D.2m        If the Network Sharing Agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage would be substantial and could also materially harm our business and the results of operations at such time.

Pursuant to the terms of the Network Sharing Agreement that we entered into with HOT Mobile, as of April 2022, either party is entitled to notify of termination of the Network Sharing Agreement for convenience by notifying the other party to that effect two years in advance. If and when the network sharing will end, we will need to split the shared network with HOT Mobile and the resources, time and expense it may take to have our own network on a nation-wide coverage would be substantial and could materially harm our business and results of operations at such time.

See also "Item 3D.1e The Network Sharing Agreement we entered into with HOT Mobile may be terminated earlier than we expected due to regulatory intervention. In such case we will be required to split the shared network with HOT Mobile. The resources, time and expense it may take us to have our own network on a nation-wide coverage may be substantial and could also materially harm our business and the results of operations at such time."

3D.2n         We could be subject to legal claims due to discrepancies between our marketing offerings and the bills processed by our information systems.

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

3D.2o          Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

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

The Ministry of Health published in 2008 recommendations regarding precautionary measures when using cellular handsets. The Ministry of Health indicated that although the findings of an international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. These studies, as well as the precautionary recommendations published by the Ministry of Health, have increased concerns of the Israeli public with regards to the connection between cellular phone exposure and illnesses.

In 2011, the International Agency for Research on Cancer (“IARC”), which is part of the World Health Organization (“WHO”), published a press release according to which it classified radiofrequency electromagnetic fields as possibly carcinogenic to humans based on an increased risk for adverse health effects associated with wireless phone use.

In 2011, WHO published a fact sheet (no. 193) in which it was noted that “A large number of studies have been performed over the last two decades to assess whether mobile phones pose a potential health risk. To date, no adverse health effects have been established as being caused by mobile phone use. It was also noted by WHO that “While an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk in particular, with the popularity of mobile phone use among younger people, and therefore a potentially longer lifetime of exposure.” WHO notified that in response to public and governmental concern it will conduct a formal risk assessment of all studied health outcomes from radio frequency fields exposure by 2014. We are not aware that such an assessment has been published.

We have complied and are committed to continue to comply with the rules of the authorized governmental institutions with respect to the precautionary rules regarding the use of cellular telephones. We refer our customers to the precautionary rules that have been recommended by the Ministry of Health, as may be amended from time to time.

While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets. See also “Item 4B.12g Other Licenses”. Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the WHO, which has been adopted by the Israeli Ministry of Environmental Protection.

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

In 2009, a municipal court ruled against one of our competitors, stating that there is no need for the standard burden of proof to prove damages from a cellular network site, and that under certain circumstances it would be sufficient to prove the possibility of damage in order to transfer the burden of proof to the cellular companies. To the best of our knowledge, the defendant appealed the ruling and the ruling was dismissed as part of a settlement between the parties. Although we were not a party to this proceeding, such rulings could have an adverse effect on our ability to contend with claims of health damages as a result of the erection of network sites.

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

We face competition from existing or future technologies that have the technical capability to handle mobile, fixed-line and international long distance telephone calls, and to interconnect with local and international telephone networks and the Internet. Such technologies include fixed-line and broadband wireless access services, Over the Top or Internet-based voice and multimedia services, Wi-Fi technologies and VoC. For example, the use of Global SIM cards and internet-based services that provide user experience largely equivalent to our offerings, such as Voice over IP (“VoIP”), messaging services (such as WhatsApp and Skype), and video services (YouTube, video portals) are already available. The rapid development of technologies that allow international calls to be placed over the Internet without the need to use the services of an ILD has caused a decrease in the amount of international call minutes placed through the ILD services and also serve as an alternative for fixed-line communications. In particular, the risk posed by VoIP is that the purchase of a data package alone will partially replace the provision of most cellular voice, data and messaging services. In addition, the eSIM technology, which allows for a simple switch to a local operator SIM card in mobile phones, might adversely affect our revenues from the cellular segment and increase volatility in the telecommunications sector.

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

Our ability to provide commercially viable fixed-line and cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future fixed-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the fixed-line or other cellular telephone networks. All fixed-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have interconnect relations with all the Israeli operators, including Bezeq and HOT Telecom, and we also depend on their internet broadband access infrastructure in order to provide TV, ISP services and VoB fixed telephony services. See “Item 3D.1f If the Ministry of Communications fails to enforce its fixed-line wholesale market reforms on Bezeq and HOT Telecom, fails to lower the wholesale price for use of their fixed-line networks, or fails to prevent Bezeq or HOT Telecom from lowering their retail prices for fixed-line services (to the point of not allowing the necessary margin for their competitors in this segment), our business and results of operations may be materially adversely affected.” and "Item  3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations."

We are also dependent on the submarine infrastructure made available by TI Sparkle Israel (formerly Med Nautilus), which provides mutual international transmission based on fiber-optics between Israel and other countries, as well as Tamares Telecom Ltd. We also depend on foreign operators that provide us with interconnection to the global internet network.

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

There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our telecommunications services and avoid paying for them partially or at all. The effects of such fraudulent activities may be, among others, a loss of revenue and out-of-pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, fraudulent activities may in the future materially affect our financial condition and results of operations.

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

We have not entered into any derivative transactions in recent years to hedge underlying exposure to foreign currencies. As a matter of policy, we do not enter into transactions of a speculative or trading nature.

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

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting require substantial resources, management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2021, we may identify material weaknesses or other disclosable conditions relating to internal control over financial reporting in the future. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

3D.2v          There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013, although we repurchased 6,501,588 shares of the Company in 2018 for a cost of NIS 100 million.

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

While we believe that our estimates are reasonable, the final outcome of these audits and related legal litigations, in so much as they may occur, may differ from the amount of our provisions for taxes and therefore may affect our operating results. See also note 25 to our consolidated financial statements

3D.3          RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

3D.3a          Approximately 27% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law). The purchase of these shares by a third party has been approved by the Court and is pending MoC approval.

On November 12, 2019, the District Court of Tel Aviv (the "Court") issued a court order (the "Court Order") under which attorney Ehud Sol (the “Receiver") was appointed as receiver for 49,862,800 of the Company's shares, representing as of February 1, 2022, approximately 27% of our issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. ("S.B. Israel Telecom") from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

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

On December 14, 2021, the Court granted an approval in principle, effective as of December 15, 2021, for the purchase of the Pledged Shares by a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (jointly, the “Offeror”), on an “as is” basis, in consideration for US $ 300,000,000 (the “Transaction"), as proposed by the Offeror. On January 9, 2022, the Competition Authority granted its approval. The Transaction is still subject to the approval of the Ministry of Communications.

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

•	In July 2001, we registered our ordinary shares for trading on the Tel Aviv Stock Exchange.

•	In December 2001, the Ministry of Communications awarded us two bands of spectrum: one band of GSM 1800 spectrum and one band of 2100 UMTS third generation spectrum.

•	In June 2002, our cellular license was extended until February 2022.

•	In December 2004, we commercially launched our 3G network.

•	In March 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of notes due 2012.

•	In April 2005, we repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

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

•
In November 2019, the MoC appointed a permanent receiver for the Company shares held by S.B. Israel Telecom and granted the receiver a permit to exercise means of control of the Company by himself. See "Item 3D.3a Approximately 27% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law)."

•	In August 2020, the Company acquired through an MoC tender 2x5 MHz in the 700 band, 2x10 MHz in the 2600 band and 50 MHz in the 3500 band (as the 5G frequency).

•	In February 2022, our cellular license was extended until February 2032.

For information on our capital expenditures for the last three financial years, and for the principal capital expenditures currently in progress, see “Item 4B.8 Our Network” and “Item 5B.4 Total Net Financial Debt- Capital Expenditures”.

4B.          Business Overview

Partner Communications Company Ltd. is a leading Israeli telecommunications company, providing a wide integrated and customized range of cellular and fixed-line communication services, including infrastructure, international long distance (ILD), internet services provider (ISP), television and other services as well as related equipment. We offer our subscribers a full range of products and services to address a broad range of communications needs based on advanced technologies and competitive tariff plans.

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

At December 31, 2021, we had approximately 3,023 thousand cellular subscribers, representing an estimated 28% of total Israeli cellular telephone subscribers at that date. As of that date, approximately 88% of our subscriber base (approximately 2,671 thousand subscribers) subscribed to post-paid tariff plans and 12% (approximately 352 thousand subscribers) subscribed to pre-paid tariff plans. (For a definition of “subscriber”, see “Item 3A Selected Financial Data”).

Our 3G and 4G network covers 99% of the Israeli population, and our 5G network covers 30% of the Israeli population in line with the deployment milestones in our license. We currently operate our GSM network in the 900 MHz and 1800 MHz bands, the UMTS network in the 900 MHz and 2100 MHz band, the LTE network in the 700, 1800, 2100 and 2600 MHz bands and 5G (NSA) on the 3.5 MHz band. We already deployed 800 LTE sites in the 700MHz band. Our services provided on our network include standard and enhanced services, as well as value-added services and products. See “Item 4B.5 SERVICES AND PRODUCTS".

We market our cellular services and products mainly under the Partner brand as well as under the 012 Mobile brand;

and

-
the fixed-line segment, which includes a number of services provided over fixed-line networks including (a) Internet services including access to the internet through both fiber-optics and wholesale broadband access, ISP services, internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering, and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including SIP voice trunks, Network Termination Point Services ("NTP") – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) television services over the Internet ("TV"); and (e) connections and data transfer services provided to international telecommunications operators over the fiber-optic infrastructure. In addition, this segment includes sales and leasing of telecommunications, audio-visual, and internet-related devices including cellular handsets, phones, tablets, laptops, modems, data cards, domestic routers, servers and related peripherals, equipment and integration projects. See also "Item 4B.5b Fixed-line Services and Products".

Our fixed-line services are marketed under the Partner and 012 brands.

In 2021, Partner was named by Marketest, a multi-discipline research and consulting firm, as the leading company among the largest telecommunications companies in Israel for its customer service.

In 2021, we were named by the Maala organization in their highest platinum plus category for corporate social responsibility ESG for the fourteenth consecutive year.

In 2021, Partner was awarded the diversity award from the Lautman Foundation for employment of people with disabilities.

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

4B.2          SPECIAL CHARACTERISTICS OF THE FIXED-LINE TELECOMMUNICATIONS INDUSTRY IN ISRAEL

Bezeq and HOT Telecom are the only telecommunications services providers with their own nationwide fixed-line infrastructure. IBC, along with the infrastructure that it acquired from Cellcom, is deploying its fiber-based fixed-line services and is obligated to reach a 68% deployment by February 2026, five years from the grant of its license. Partner is deploying its fiber-optic lines in selected areas across Israel.

Fixed-line telephony Services

Bezeq is the incumbent provider of fixed-line telephony services in Israel and holds a majority of the market. The remaining portion of the market is divided between HOT Telecom, the next largest provider, Cellcom and Partner.

Broadband and Internet services. The fixed-line internet access market used to be divided into two tiers of services: infrastructure services and ISP service. Since 2015, with the launch of the wholesale market reform, ISPs have begun to market bundled packages which include both (Bezeq's) infrastructure and ISP components. Since 2019, HOT Telecom began to offer wholesale services on its cable infrastructure.

The Ministry of Communications declared its intention to provide an incentive for Bezeq to implement the wholesale market by reducing the regulations requiring Bezeq to maintain a “structural separation” between its fixed-line and its TV services and other telecommunications operations. See “Item 3D.1a If the structural separation provisions which apply to Bezeq are not enforced or are removed (in part or in whole) before we have established ourselves in the fixed-line and TV markets, this would adversely affect our business and results of operations. "

In September 2020, Cellcom announced that, together with the Israel Infrastructure Fund, it had entered into an investment transaction with Hot Telecommunication Systems Ltd ("HOT") in IBC. According to Cellcoms’ announcement, HOT shall become an equal partner in IBC, and hold indirectly 23.3% of IBC’s share capital. This merger was approved by the Competition Authority and approved subject to certain conditions by the MoC. See "Item 4B.9b Competitors in Fixed-line Services".

  Internet access is currently provided by three major Internet service providers, or ISPs: Netvision from the Cellcom Group, Bezeq International, and Partner, as well as some other niche players. All three major providers are also suppliers of ILD services (see below).

Following a hearing held by the MoC regarding a reform in the structure of the ISP market, in June 2021 the MoC published its decision in this hearing in which it outlined a process for ending the split of the Internet market into two tiers and allowing Bezeq and Hot Telecom to market a unified product, while ensuring that Bezeq and Hot provide the wholesale Internet service at non-discriminatory terms. See "Item 4B.12e - v Decision regarding a reform in the structure of the Internet Market".

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

4B.3          OUR STRATEGY

Partner’s strategy is to further reinforce its position as a leader in the Israeli telecommunications market by striving to provide the best service and cutting-edge technology. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to smartly manage their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need through simple products and services while protecting their data and managing it in a responsible way. We also see opportunities due to the broadened understanding created by the COVID-19 crisis of the importance of quality communication services, with an emphasis on stable and fast internet services and acceleration of the Company's independent fiber-optic infrastructure and 5G deployment.

Partner Group's strategy aims to enhance value through the following:

•
Fiber and 5G deployment – In fiber, the Company is accelerating its independent fiber-optic infrastructure deployment with the goal of reaching approximately 1 million connected households by the end of 2022. In 5G, the Company is continuing the deployment of our 5G network, with the goal of reaching population coverage of over 40% by the end of 2022, which will help Partner to continue to maintain high quality services for home offices and a higher consumption of entertainment services.

•
Connectivity - This is the enabler for all digital services. Partner provides a wide range of services over connectivity through a fixed and mobile bundled offer which includes video and digital services. We offer our customers additional data in order to amplify services through unique, simple and clear offers.

•
Customer service - Focusing on customers’ needs, to improve their experience and deepen customer engagement. Driving revenue growth by providing 360 - degree customer service through expanded online services which offer simplified, transparent processes on any digital platform used by the customer.

4B.4          MARKETING AND BRAND

We are primarily a B2C (Business - to- Consumer) company, and therefore rely heavily on branding and our ability to make a difference.

Our brand promise is to bring a better future to our customers. The better future concept has been the core idea of our branding since its inception. Our brand values are innovation, optimism, simplicity and fairness. In our opinion, these are the values and attributes which appeal to our customers and the type of customers we want to attract.

The Partner brand stands for high quality networks, fair prices and great customer service. We believe in providing great service to customers who appreciate the level of service and network performance that we provide.

We continuously utilize a variety of marketing tools, techniques and channels in order to strengthen our brand image and promote sales and customer loyalty. We advertise our brand and services in a variety of media channels including press, television, radio, digital and social media. Our advertising emphasizes leading and innovative product services and technologies and is targeted at various market segments. Our marketing work features high value production, futuristic scenes, and good vibe and atmosphere that celebrate our products and entice customers to choose us as their telecom providers.

In 2021, we formulated a new branding strategy in order to bolster our positioning as the most innovative telecommunications company in Israel. We formed a new iconic language and adopted the 5G icon, integrating it with our brand name, which is now Partner 5G.

4B.5          SERVICES AND PRODUCTS

In 2021, approximately 68% of our revenues (excluding inter-segment revenues) was derived from our cellular segment and approximately 32% of our revenues (excluding inter-segment revenues) was derived from our fixed-line segment.

4B.5a          Cellular Services and Products

Cellular Services

Our main business is cellular telephony - including the basic cellular telephony services of voice calls, text messaging, internet browsing and data transfer-- as well as a variety of content services, roaming services, handset repair services, services provided to other operators that are permitted to use the Company's cellular network and Machine to Machine (M2M) and Internet of Things (IOT) services. Cellular content and value-added services offered include but are not limited to multimedia messaging, cyber protection, cloud backup, ringtones, music streaming services and a range of business services.

International Roaming

We offer our customers roaming services abroad, which allow a mobile phone subscriber to place and to receive cellular services while in the coverage area of foreign networks owned by operators with whom we have commercial roaming agreements. Our roaming packages allow our customers to benefit from attractive rates in over 180 destinations. We offer data-only packages as well as packages that combine calls, data and SMS.

At December 31, 2021, we had commercial roaming relationships with 564 operators in 181 countries or jurisdictions, 335 3G roaming agreements in 177 countries, 145 4G roaming agreements in 78 countries and 22 5G roaming agreements in 22 countries. Creating roaming relationships with multiple operators in each country increases potential incoming roaming revenue for us and gives our subscribers more choice in coverage, services and prices in that country. The 3G and 4G roaming agreements enable our 3G roamers to initiate video calls, high speed data and video and audio content while abroad.

Although GSM (2G), UMTS (3G), LTE (4G) and 5G are standardized, the frequency allocation for each technology varies from one country to another. Currently we operate our GSM services on the 900 MHz and 1800 MHz bands, UMTS on 900 MHz and 2100 MHz bands, LTE on 700, 1800, 2100 and 2600 MHz bands and 5G (NSA) on the 3.5 MHz band. All 4G and 5G handsets which we sell, support all the above listed technologies and bands while 2G and 3G handsets support the above listed bands for GSM and UMTS. Most of the handsets support 700 Mhz, depending on the vendor. While roaming, there is a possibility that a subscriber’s handset will not support all the technologies due to lack of support of a country’s specific frequency bands; however, this is rare in GSM and UMTS, due to technology maturity. Standardization bodies allow for more than 27 different LTE bands and since LTE in many countries utilizes reframed GSM and UMTS bands, there may be cases where handsets do not support the frequency allocated for LTE and 5G in specific countries.

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

•
ISP services. As an internet service provider providing access to the World Wide Web, we offer our customers, in addition to access, additional ISP services including email accounts, Wi-Fi networking as well as additional value added services such as anti-virus and anti-spam filtering. We also offer a bundled package that includes infrastructure and ISP access services following the wholesale market reform, a triple package that includes in addition to the bundled package also TV services and since 2017, we also offer access services over our own fiber-optic fixed-line infrastructure in certain parts of the country, with speeds up to 3 GB. Furthermore, we offer our business customers additional tailored value services that combine an entire array of solutions including: network and data infrastructures, advanced information security solutions, integration solutions, designated services for customers with multiple branches and commercial networks, business information storage in a secured and advanced data center and cloud services.  ISP services include the leasing of related equipment including modems and routers.

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

•
Television services. In June 2017, we launched our OTT television services that provide our customers with an enhanced user interface experience of television services based on an open platform, Android TV. Partner TV service offers our customers dozens of live linear channels, including "catch up" capability of up to 14 days, video on demand library, Network Personal Video Recorder (NPVR), direct access to YouTube, Netflix, Spotify and Amazon Prime Video content through a dedicated button on our remote control allowing our customers to access their favorite show with a simple click. We also enable customers to subscribe and pay for Netflix and Amazon Prime Video through the Partner TV bill. Our TV service also includes a fully supported 4K set-top box with an Android TV operating system which enables the viewer to add content, games and music applications directly from the Google Play store. Our full TV service can also be accessed by smartphones, tablets, Apple TV boxes, Smart TVs and personal computers (“TV everywhere”) and we continue to work on developing our smart TV offerings. Over 80% of our TV subscribers have bundled offerings with internet services. Since 2019, we offer an addressable TV advertisement system based on an integrated advertising management platform-Google Ad manager that enables the targeting of specific audiences and maximizes the ability of the Android TV set top boxes. Our strategy is to offer our customers unique television services, by partnering with world-leading media service providers, at attractive prices. As part of our strategy, we continue to be a super aggregator which enables our customers the ability to access the leading streaming services in the world including Netflix, Amazon Prime Video, Spotify and YouTube, using a single interface as well as cloud gaming services.

•
High speed broadband fiber-optic based network. In 2017 we launched the commercial phase and acceleration of our fiber-optic infrastructure in residential areas throughout the country, which provided for the first time a more advanced and cost-effective alternative to the existing fixed infrastructure in Israel. As of year-end 2021, 700 thousand households were able to connect to Partner's fiber services and the number of fiber-optic subscribers totaled 212 thousand. As of the date of this Annual Report, 740 thousand households were able to connect to Partner's fiber services and the number of fiber-optic subscribers totaled 225 thousand. See "Item 4B.8d Fiber-optic infrastructure". In February 2022, we signed an agreement with two wholesale telecommunication suppliers, which enables them to provide fiber services on our fiber-optic network to their subscribers. In addition, we have entered into IRU (Indefeasible Right of Use) agreements with international telecommunications operators and large international business customers for the sale of IRUs and lease of certain fiber-optics in our fiber-optic infrastructure ("dark fibers"), as well as maintenance and operation services with respect to such fibers. See "Item 4B.8d Fiber-optic infrastructure".

Value-Added Services

In addition to standard fixed-line value-added services, we offer a variety of value-added services such as defense and security services for the computer and e-mail that include, among others, parental monitoring control, firewall, web hosting, anti-virus and site filtering based on the customer’s restriction definition, and other value- added internet services including hosting, cloud-based hosted services and virtual switchboard. We also offer an upgraded data center that provides customers with business solutions on a secure site including hosting services (storage and maintenance of physical and virtual servers, website hosting, information storage and disaster recovery site), management communication services, and integrated services.

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

4B.5c          Tariff Plans

Cellular service tariff plans

As of December 31, 2021, approximately 88% of our cellular subscriber base (approximately 2,671 thousand subscribers) subscribed to post-paid tariff plans, and 12% (approximately 352 thousand subscribers) subscribed to pre-paid tariff plans. Revenues from post-paid subscribers accounted for over 90% of total cellular service revenues in the year 2021.

Post-paid cellular tariff plans. Most of our post-paid cellular tariff plans for private customers are bundles including large amounts of call minutes (usually 5,000 minutes) and SMS as well as browsing packages. Many of these bundles also include a limited amount of international call minutes and other value-added services such as cybersecurity, antivirus, cloud backup and other solutions and extended handset warranty plans. In addition, we offer a limited number of bundles with fixed amounts of call minutes and SMS and browsing packages. The elements of our cellular tariff plans for post-paid private customers are packaged and marketed in various ways to create tariff packages attractive to target markets, including families, military personnel, youth, students, family members of business customers and other sectors. We also offer dedicated plans for data usage (eg. for use with dongles or with cellular routers and modems) which offer large browsing packages. Generally, our post-paid customer subscriber agreements do not have any commitment periods. However, some of our contracts with large business customers with over 100 subscribers include commitment terms with exit fees for early termination.

 The Company also markets post-paid cellular tariff plans under an alternative brand, “012 Mobile”. Under this brand, the Company offers plans mainly under a digital self-service model through a dedicated website (including web-chat with customer representatives) at competitive prices.

Pre-paid cellular tariff plans.  Under our pre-paid plans, upon purchase of a SIM card or phone card or prepayment by credit card or cash, customers can use our network, including some of our value-added services, without the need to register with us or enter into any contract. Our pre-paid plans enable us to compete in the pre-paid cellular services market.

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

4B.6          SALES AND DISTRIBUTION

4B.6a          Customer Care

We apply a multi-channel approach to target various market segments and to coordinate our cellular and fixed-line sales and services strategy for both our business as well as private customers. Our customer support and service provides several channels for our customers: call centers, Interactive Voice Response (“IVR”), walk-in centers, service through Whatsapp, self services by Web and mobile applications and service through social media such as Facebook, Instagram and Twitter.

Call Centers. Guided by our aim to provide high quality service, our call-center services are divided into several sub-centers including business, private and pre-paid for cellular and fixed-line services, and specialized support and services (finance, network, international roaming, TV services and support and infrastructure fiber internet service and support). The call center services are provided in several languages and also provide digital and self services through the Company’s websites and mobile applications. These services are provided internally by company employees as well as by outsourcing services.

Walk-in Centers. We currently operate 20 service and sales centers across Israel and 21 Partner stands in shopping centers throughout the country. These centers provide a face-to-face, uniformly designed, contact channel and offer all services that we provide to customers: sales, handset upgrade, handset maintenance, fixed-line sales, accessories sales fixed-line services (such as Internet and TV) and other services (such as finance, rate-plan changes and subscription to new services).

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

Door-to-door teams that specialize in the sale of fiber and infrastructure services.

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

In addition, we have agreements with prepaid distributors that specialize in sales for pre-paid customers and distribution of pre-paid plans to sub-dealers.

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

4B.7          POST-PAID CUSTOMER CONTRACTS AND CREDIT POLICY

Our standard customer agreements with most of our private customers do not include commitment periods, since they are generally not permitted under Israeli law. Some of our business customers that have more than 100 cellular subscribers enter into an agreement with a commitment period of up to 36 months, as do some of our fixed-line customers with monthly invoices of over NIS 7,000. Customers are billed monthly for charges per services. Roaming access for direct debit cellular customers is subject to credit scoring by our credit supervisors with the assistance of outside credit agencies and may require additional guarantees or deposits.

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

Most of our customers pay for equipment devices with long-term financing plans whereby the customer pays for the equipment through monthly payments (generally between 12 and 36 months), which are charged directly to their credit card or to their monthly bill. Where the customer opts to pay the monthly payments via their monthly bill, the outstanding installment payments are not secured. Customers acquiring more than a certain number of device sales are subject to a credit scoring review performed by Partner’s credit supervisors with the assistance of outside credit agencies. During 2019, changes were made to the credit scoring review process whereby stricter requirements were imposed for customers to be accepted for long-term financing plans. These changes significantly reduced the level of sales of equipment with long-term financing plans.

4B.8          OUR NETWORK

4B.8a          Overview

We have built an extensive, resilient and advanced cellular network to provide cellular, fixed-line, ISP and TV services in Israel. We have also developed and are continuing to expand a fiber-optic infrastructure network to improve nationwide communications. Through these networks, we offer our customers extensive coverage and consistently high quality services. During the years ended December 31, 2020 and 2021, we made capital expenditures of NIS 251 million and NIS 338 million ($109 million), respectively, in our network infrastructure, including in our fiber-optic infrastructure. See "Item 5B.4 Total net financial debt-Capital expenditures”.

Our network is a converged fixed and mobile telecommunications network. For mobile services we built a multi generation (2G, 3G, 4G, and 5G) wireless network, which offers full interactive multimedia capabilities. This technology brings wire-free networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology provide better voice quality and more reliable data transmission. 5G is the most advanced mobile network technology which is currently available in more than 400 of the macro base stations as well as our LTE network, which has nationwide coverage based on the existing spectrum of 1800 MHz band. For our fixed-line services we have built a geographical redundant network in case of a network malfunction.

 Cellular Network Sharing Agreement. In 2013, we entered into a 15-year Network Sharing Agreement with HOT Mobile that was approved by the Antitrust Authority Commissioner in 2014 and by the Ministry of Communications in 2015 (there is a termination provision beginning April 20, 2023 with a prior 2 year termination notice). Pursuant to the agreement, the parties created a 50-50 limited partnership in the form of a limited partnership under the name P.H.I. Networks (2015) Limited Partnership ("PHI"), the purpose of which is to operate and develop the radio access network that is shared by both parties based on both parties’ radio access network infrastructures to create a single shared pooled radio access network (“Shared Network”). The parties have also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd. that is the general partner of the limited partnership. In 2015, we were allocated a frequency bandwidth of 5MHz in the 1800MHz spectrum as a result of the 4G frequencies tender conducted by the Ministry of Communications in 2015. PHI started to operate in 2015, at which time each of Partner and HOT Mobile transferred to PHI certain employees who were previously engaged in their respective radio operations. Both companies continue to compete and differentiate their services and be responsible for providing cellular telecommunication services to its own customers, including the provision of customer service, value-added services, marketing and sales. Each company continues to retain and operate its own core network. In August 2020, we acquired through a MoC tender 2x5 MHz in 700 band, 2x10 MHz in 2600 band and 50 MHz in 3500 band (as the 5G frequency). HOT Mobile acquired the same bandwidths.

According to the Network Sharing Agreement, HOT Mobile paid Partner a onetime amount of NIS 250 million (“Lump Sum”), and since April 1, 2016, (i) each party bears half of the expenditures relating to the Shared Network, and (ii) responsibility for the operating costs of the Shared Network is apportioned according to a pre-determined mechanism, according to which one half of the operating costs is shared equally by the parties, and one half is divided according to the relative volume of traffic of each party in the Shared Network (“Capex-Opex Mechanism”). See “Item 5A.1c Network Sharing Agreement with HOT Mobile" and notes 9 and 26(d) to the consolidated financial statements with respect to balances and transaction with PHI.

In 2014, the Antitrust Commissioner approved the Network Sharing Agreement, subject to conditions, the most important of which are set forth below:

•
Prohibition on exchange of information that is not required for the activities of PHI under the Restrictive Trade Practices Law, 1988 ("Restrictive Trade Practices Law"). See 4B.12e - xii Anti-Trust Regulation";

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

•	Rules regarding the administration and documentation of the meetings of PHI management bodies were set;
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

In April 2015, the Ministry of Communications also approved the Network Sharing Agreement.

4B.8b          Infrastructure

As of December 31, 2021, our Shared Network consisted of the following main elements:

•
Our radio access network domain consists of 2,054 macro GSM base transceiver stations, 19 micro GSM base transceiver stations and 104 indoor GSM transceiver stations, all linked to 7 base station controllers (HDBSC);

•	2,324 macro UMTS base transceiver base stations (eNodesBs), 572 indoor UMTS transceiver stations all linked to 14 radio network controllers;

•	2,290 macro LTE base transceiver base stations (eNodesBs) and 345 indoor LTE transceiver stations;

•	469 Macro 5G NSA base transceiver base stations (gNodeBs).

Our core network domain consists of 2 DRP switching centers nationwide, in which the cellular, fixed-line, ISP, TV and the fiber networks reside.

Ericsson was initially our sole radio and core network equipment supplier; however, in January 2019, we entered into an agreement with Mavenir Systems Limited for the replacement and modernization of our packet core network (EPC- Evolved Package Core) and the IMS (IP Multimedia Sub System) supporting VOLTE and WiFi calling technologies into a virtualized solution provided by Mavenir. As part of the transition to the modernized network, we are continuing to integrate Mavenir's EPC (virtualized EPV) and Vims (virtualized IMS) equipment with the Ericsson equipment. See “Item 4B.8g Suppliers”.

Our cellular networks covered 99% of the Israeli population at year-end 2021. We are continuing to expand and improve the coverage, capacity and quality of our 4G and 5G radio accesses.

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

In addition, our network is interconnected with two public switched telephone companies, Bezeq and HOT Telecom, in several locations across Israel. Our network is also connected to all of the cellular networks, all the Israeli international operators, the fixed-line telephone network of the Palestine Telecommunication Co. Ltd. (“Paltel”), and the cellular network of Wataniya Palestine Mobile Telecommunication Company (“Wataniya”), and indirectly to the cellular network of Palestine Cellular Communications Ltd. (“Jawwal”). Our transmission network is made up by our own microwave links and fiber-optic infrastructure, including our multi protocol label switching (MPLS) network, while for sites that are unreachable with our own transmission, we lease lines from Bezeq and other operators. Currently approximately 3% of our transmission network consists of leased lines. Our fiber-optic/MPSL network and microwave transmission network enables us to reduce our transmission costs as well as to provide our customers with bundled services of data and voice transmission and fixed-line services. Currently, our transmission network has more than 3,911 kilometers of fiber-optics (Partner and Bezeq infrastructure) and more than 1,350 microwave links. See "Item 4B.8d Fiber-optic infrastructure".

Passive Infrastructure Sharing Agreement. In November 2021, P.H.I. entered into a framework agreement with Pelephone and Cellcom, to expand the cooperation between the parties in the field of passive infrastructure sharing for cellular sites, which allows for full or partial sharing of passive elements on the network sites (for example, electricity, air conditioning). This will allow for the unification of existing and new passive infrastructures for cellular sites, and may lead to cost and investment savings entailed in establishing passive infrastructures for cellular sites. A pre-condition for the agreement to enter into force is the receipt of the approvals required by law. There is no certainty that such approvals will be received.

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

4B.8d          Fiber-optic infrastructure

In 2006, we purchased Med-1 I.C.–1 (1999) Ltd.'s fiber-optic transmission business. Since then we have continued to expand our fiber-optic infrastructure and to provide services to our business customers through our fiber-optic infrastructure, and in 2017, we commercially launched services provided through the network to connect the fiber optic networks to private households. Our investment in the expansion of our fiber-optic infrastructure is part of our strategy to maintain our technological leadership in the market, compared to current market offerings. As of the date of this Annual Report, we have already connected 740 thousand households to our independent fiber-optic infrastructure (FTTH), and we are on track to connect around 1 million households by the end of 2022.

The fiber-optic infrastructure enables us as a comprehensive communications group to offer increased internet speeds compared to current market offerings, manage the quality of service and customer experience, and offer additional advanced services. The combination of the fiber-optic infrastructure together with Partner TV Service, which is also offered over our fiber-optic infrastructure, reduces our dependency on third party fixed-line infrastructure operators.

Partner recently announced its intention to deploy additional fiber-optic infrastructure within Israel, which will provide international telecommunications operators with connections and data transfer services between the Far East/Gulf countries and Europe, thereby offering a sustainable alternative to the existing undersea cable connections, including through the Suez Canal. The first agreement for such services was completed in January 2022, and we intend to further extend this line of business in the future.

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

We were also allocated four additional bands of spectrum:

1.
2100MHz (Band1) -2 x 10 MHz of UMTS/HSDPA third generation in the 2100 MHz frequency band. We operate GSM 900 MHz band base transceiver stations that enhance the capacity of our network’s quality. In 2012, we shifted 5MHz of our 900MHz spectrum from the 2G GSM network to the 3G HSPA+ network. In 2014, we shifted 10MHz of our 1800MHz spectrum from the 2G GSM network to the 4G LTE network. In 2015, the Minister of Communications approved the results of the tender bid process in which we won an additional 2x5 MHz in the 1800 spectrum. HOT Mobile was also awarded two bandwidths of 5 MHz of frequencies in the 1800 band, both of which are used for the limited partnership created by the companies. Now that we have been allocated these frequencies, and have successfully refarmed our existing frequency bands and successful implemented the Network Sharing Agreement with HOT Mobile, our total spectrum available for 4G is 50 MHz, which allows us to offer full 4G services. See “Item 4B.8a Overview – Cellular Network Sharing Agreement”. We have amended the technical annex to our license in order to allow us to refarm some of our existing spectrum (in the 2100 MHz band) for the implementation of LTE Advanced and carrier aggregation technologies. In February 2017, the MoC approved the refarming (the conversion of existing frequencies to a different technology) of these frequencies.

2.	700 MHz (Band28) -In 2020, we acquired through an MoC tender 2x5 MHz in 700 band. We operate this frequency on our shared 4G network together with 2*5MHz acquired by Hot-Mobile.

3.	2600 MHz (Band 7) - In 2020, we acquired through an MoC tender 2x10 MHz in 2600 band, we operate this frequency on our shared 4G network together with 2*10MHz acquired by Hot-Mobile.

4.	3500 Mhz (Band 78) - In 2020, we acquired through an MoC tender 50 MHz in 3500 band. we operate this frequency on our shared 4G network together with 50 aquired by Hot-Mobile.

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

4B.8g          Suppliers

Suppliers for our cellular network. We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson, who was our sole supplier of cellular core equipment and systems. During 2020, we entered into a maintenance and support agreement with a third party that provides maintenance for Ericsson equipment. For the replacement and upgrade of our EPC and IMS we entered into an agreement with Mavenir Systems Limited in 2019.  See "Item 3D.2j We depend on a limited number of suppliers and vendors for key equipment and services. Our results of operations could be adversely affected if our suppliers and vendors fail to provide us with needed services and adequate supplies of network equipment, handsets and other devices or maintenance support on a timely and cost effective basis." See also “Item 10C Material Contracts”.

We continue to purchase certain network components, for our cellular, fixed and ISP services, from various other key suppliers. For example, Juniper Networks provides the Company with solutions for ISP and MPLS network segments.

Handset and other equipment suppliers. We entered into a non-exclusive agreement with Apple effective April 1, 2021, for the purchase and resale of iPhone handsets in Israel for a three-year period.  See “Item 10C Material Contracts”. During 2021, we purchased the majority of the Company’s handsets from Apple and Samsung. We also purchase handsets and other equipment, including tablets and laptops, from other vendors.

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

 In addition, we have agreements with well known suppliers in the industry for the provision of the following:

•	sports and kids content channels;

•	set top boxes for our TV service manufactured by Technicolor SA;
•	back office & content management system (CMS) manufactured by SeaChange International Inc.;
•	video content distribution system (CDN) manufactured by Broadpeak;
•	encoding systems manufactured by Harmonic & AWS Elemental;
•	TV application installed on set top boxes, PCs Apple TV boxes, tablets and cellular devices manufactured by I Feel Smart.

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

4B.8h          Interconnection

All telecommunications providers with general licenses in Israel have provisions in their licenses requiring them to connect their networks with all other telecommunications networks in Israel. Currently, our cellular and land-line networks are connected directly with all other telecommunications networks operating in Israel.

The interconnect tariffs are set forth in the Interconnection Regulations that impose a uniform call interconnect tariff for all telecommunications operators.

4B.9          COMPETITION

An overview of our principal competitors and of some aspects of the competitive environment for telecommunications services is set forth below. For further information regarding the impact of regulation and regulatory changes on competition, including measures to enable new service providers to enter the market, and the competitive pressures arising from the development of full-service telecommunications providers and new technologies, see “Item 3D.1 Risks Relating To The Regulation Of Our Industry.” and “Item 3D.2a As a result of substantial and continuing changes in our regulatory and business environment, our operating financial results, profitability and cash flows have remained at relatively low levels in recent years. Our operating financial results may decline further in the future, which may adversely affect our financial condition.”

Within the Israeli telecommunications market there are four major communication groups: Bezeq, HOT, Cellcom and Partner, as well as a number of smaller operators. See "Item 3D.2b Competition resulting from the full service offers by telecommunications groups and additional entrants into the telecommunications market, as well as other actual and potential changes in  the competitive environment and communications technologies, may continue to cause a further decrease in mobile and fixed-line service tariffs as well as an increase in subscriber acquisition and retention costs, and may reduce our subscriber base and increase our churn rate, each of which could adversely affect our business and results of operations."

4B.9a          Competitors in the Cellular Services market

There are currently five cellular telephone network operators in Israel: Partner, Cellcom, Pelephone, HOT Mobile, and Xfone. Except for Xfone, these cellular operators are part of the four main telecommunications groups. In addition, there are five active MVNO operators – Rami Levy Hashikma Communications Marketing Ltd., (“Rami Levy”), Telzar 019 International Telecommunications Services Ltd. ("Telzar"), Free Telecom Ltd. ("Free Telecom"), Cellact Communications Ltd. ("Cellact") and Lev Anatel Ltd.

We compete principally on the basis of network quality, brand identity, customer service and value-added services.

The table below sets forth an estimate of each operator’s share of total subscribers in the Israeli cellular market at year-end for the years 2019 to 2021.

Estimated Market Shares (%)*	2019	2020	2021

Partner	25	27	28
Cellcom**	26	31	30
Pelephone	22	23	24
HOT Mobile	13	13	13
Others	14	6	5

* Based on Partner subscriber data, as well as information contained in published reports, and public statements issued by other operators.

** Includes Golan Telecom as of 2020.

Cellcom. Cellcom is an Israeli corporation founded in 1994 that is traded on the Tel Aviv stock exchange. Cellcom’s major shareholder is Discount Investment Corporation Ltd. Cellcom operates nationwide cellular telephone networks as well as fixed-line telephony, transmission and data services. In 2014, Cellcom launched OTT television services. In 2017, Cellcom announced that it received regulatory approval for a networking sharing and hosting services agreement with Xfone. In April 2017, Cellcom announced that following receipt of regulatory approvals, its 3G and 4G networking sharing and 2G hosting services agreement with Golan Telecom, came into effect. In 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber-optic infrastructure and a term sheet for the sale of fiber-optic infrastructure in residential areas to IBC, which was approved by the Competition Authority in January 2021 and by the MoC in February 2021. In June 2020, the Competition Authority approved Cellcom’s purchase of Golan Telecom’s entire share capital. To date, Cellcom’s acquisition of Golan Telecom has not made a significant change in the competitive landscape. On February 20, 2022 and on February 21, 2022, Cellcom announced that the MoC and the Competition Authority respectively, approved the transfer of Xfone's means of control to the Buyers (as defined below) and the amendment to the network sharing agreement between Cellcom and Xfone.

Pelephone. Pelephone is an Israeli corporation that is a wholly-owned subsidiary of Bezeq, Israel’s largest telecommunications provider and the primary fixed-line operator that is controlled by B Communications Ltd. Unlike Cellcom, Hot and Partner, Pelephone does not sell Internet or TV services.

HOT Mobile. HOT mobile is held indirectly by the Altice Group, a French media group, controlled by Mr. Patrick Drahi, who also holds control of HOT Telecommunications Systems Ltd. (“HOT Telecommunications”). The HOT Group’s main areas of activity are multi-channel television services, fixed-line telephony services, PRI, internet broadband access, transmission and data communications services as well as ISP services through its subsidiary HOT-NET. In 2021, the Competition Authority and the Minister of Communications approved a transaction whereby HOT Telecommunications became an equal partner in IBC, holding indirectly 23.3% of IBC’s share capital. We cannot yet assess the full impact of this transaction on our results of operations.

In 2015, the MoC approved a 15-year network sharing agreement between Partner and HOT Mobile pursuant to which the parties created a limited partnership to operate and develop a radio access network to be shared by both parties.  See “Item 4B.8 Our Network- Cellular Network Sharing Agreement”.

Other Operators

Golan Telecom. Golan Telecom began operations in early 2012 after winning a Ministry of Communications’ tender offer for frequencies in the 2100 MHz spectrum. In 2017, Golan Telecom was fully acquired by Electra Consumer Products Ltd., ("Electra"). In August 2020, Cellcom completed the purchase of Golan Telecom's entire share capital from Electra. Following approval of this purchase by the MoC, Golan Telecom was awarded an MVNO license in August 2020, which replaced its cellular license.

 Xfone. Xfone is a privately owned telecommunications company that provides telecommunications services. Xfone was awarded a 5MHz frequency band in the 1800 spectrum and entered the market as the sixth facility-based cellular operator in 2018. Xfone offers cellular services as well as ISP and ILD services at competitive prices. In 2021, Xfone was acquired by an investment consortium led by the Clearmark Fund, a local private equity fund (the "Buyers"). At this point in time, there is no way to estimate the impact of this purchase on the competitive landscape.

MVNOs. The Ministry of Communications has granted MVNO licenses to various companies, some of which have entered into hosting agreements with cellular operators. The major MVNOs are Golan Telecom, which is now fully owned by Cellcom; Rami Levy, which is a subsidiary of a major Israeli discount supermarket chain; Telzar, an ILD operator, and Cellact which is owned by Cellact Ltd., a communications group active also in the content field.

In 2013, we signed an MVNO agreement with Telzar with respect to their use of Partner’s network as an MVNO.

In addition, in the Palestinian Administered Areas, Paltel and Wataniya operate GSM mobile telephone networka. Paltel also operates a fixed-line network. Paltel’s GSM network, which operates under the name "Jawwal", competes with our network in some border coverage overlap areas.

Several service providers offer competitive roaming solutions. The service is offered, among others, by the International Long Distance vendors as well as by specialized enterprises.

Market Saturation. Because the Israeli cellular market has reached a level of full saturation, except for natural market growth through the growth of population, any acquisition of new subscribers by any service provider typically results in a loss of market share for its competitors. This zero sum game (set-aside for population growth), together with the minimal switching complexity, is the main driver of the fierce competitive nature of the local mobile market.

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

The Cellcom Group. Cellcom provides landline telephony, transmission, PRI, ISP and data services through inland fiber-optic transmission and complementary microwave links to business customers and private sectors. Since 2015, Cellcom began marketing an ADSL infrastructure product (wholesale Bit Stream Access service provided over Bezeq's network). During 2015, Cellcom entered the television market using hybrid OTT-DTT television services which may be bundled with additional IP TV or over the top (OTT) offerings. In 2020, Cellcom completed the purchase of Golan Telecom's entire share capital.

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

In the TV services market, we compete with Yes, a subsidiary of Bezeq, which offers TV services provided via satellite and via OTT; In 2019 Bezeq announced that Yes will migrate its satellite based broadcasting TV services to OTT, HOT that offers TV services provided via cable and via OTT and Cellcom that offers hybrid OTT-DTT TV services.

In addition, there are international VOD content providers that offer complementary TV content. See also “Item 4B.2 Special characteristics of the Fixed-Line Telecommunications Industry in Israel”. Specifically, we anticipate the launch of several subscription video on demand (SVOD) services in Israel in the next few years, including, but not restricted to, Disney+, Paramount+, HBO Max and others. These services are expected to increase the intensity of competition in the market for TV services in Israel.

Israel Broadband Company (IBC). IBC received a general license for the provision of fixed-line telecom services (infrastructure) and for the establishment of a nationwide fiber-optic network using the Israeli Electric Company’s infrastructure in 2013. Although IBC is in principle permitted to provide its services only to other telecommunications licensees on a wholesale basis, IBC has introduced a new business model which enables it to reach the retail market through the services of ISPs who sign agreements with them. Initially, IBC had agreements with the relatively small ISPs, however in 2019, Cellcom reported entering into definitive agreements for investment in IBC and indefeasible right of use in IBC's fiber-optic infrastructure and a term sheet for the sale of fiber-optic infrastructure in residential areas to IBC, which was completed in July 2019. In 2018, the MoC announced its decision to allow IBC to apply for a new license, thereby replacing its universal deployment obligation with an obligation to reach only 40% of Israel's households within 10 years from the grant of such license. In January 2020, the MoC published a consultation in which it proposed that IBC would be allowed to offer its infrastructure services directly to end-users in bundles which include the ISP services of other suppliers. The MoC also proposed that IBC would be allowed to offer its infrastructure services and ISP services directly to the business segment. However, the MoC did not cancel IBC's exclusive right to use the Israeli Electric Company’s infrastructure nor did it require IBC to pay back the NIS 150 million grant which it received from the State. In January 2021, the Competition Authority approved HOT's acquisition of a 23.3% stake in IBC which was approved by the MoC in February 2021 and which will require IBC among other things to expand its universal deployment obligation to reach 68% of Israel's households within 5 years from the grant of its license. See "Item 4B.12e - ix Approval of the HOT-IBC Merger".

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

Frequency Fees. Under the Telegraph Regulations, the Company is obliged to pay an annual fixed fee for each band of frequencies used. Following the tender for 5G frequencies, the Telegraph Regulations were amended, reducing the frequency fees for existing frequencies, subject to certain conditions, and establishing fees for the new frequencies received as part of the tender. Under the above regulations should the Company choose to return a frequency, such payment would no longer be due. For the years 2019, 2020 and 2021, the Company recorded frequency fee expenses in a total amount of approximately NIS 79 million, NIS 75 million and NIS 66 million, respectively. The total amount of frequency fees of both the Company and HOT Mobile under the regulations are divided between the Company and HOT Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9 to the consolidated financial statements).

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

4B.12e - i	Cellular license renewal

In February 2022, the Ministry of Communications renewed the Company's cellular license for an additional period of ten years until February 1, 2032.

4B.12e - ii	Decision regarding the shutdown of 2G and 3G networks

In June 2021, the Ministry of Communications published its decision regarding the framework for the shutdown of 2G and 3G networks (the "Old Technologies"). The MoC's decision has set the following rules, among other things: (a) the termination of Old Technologies services on December 31, 2025 (or on an earlier date, at the Company's request, subject to certain conditions); (b) a ban on the import of cellular devices that support the Old Technologies as of January 1, 2022; (c) prohibition of connecting an existing subscriber or a new subscriber with equipment operating on the Old Technologies as of January 1, 2023 (except for security forces equipment). As part of its decision regarding the shutdown of the Old Technologies networks, the MoC decided that the allotment of frequencies previously used by the Company for the Old Technologies (in the 900, 1800 and 2100 Mhz bands) shall not expire during the year 2022 but be extended until December 31, 2030. According to the decision, this extension is intended to allow the Company to invest in newer technologies (4G and 5G) for use in these frequencies.

4B.12e - iii	Approval of the Bezeq – Yes merger

In March 2014, the Competition Commissioner approved a merger between Bezeq and its subsidiary, Yes, a multi-channel pay TV provider, subject to certain conditions. During the year 2020, the Bezeq group requested that the Competition Authority cancel some of the conditions set in the merger decision, due to the changes that have taken place in the relevant markets since 2014. In April 2021, and after it conducted a public consultation on this matter, the Competition Commissioner decided to allow Bezeq's subsidiaries (Pelephone, Yes and Bezeq International) to sell communication packages that include Internet infrastructure, Internet service provider (ISP) and TV services without the obligation to sell the TV services at a separate price that will be uniform for package buyers and non-package buyers. These changes may allow Bezeq’s subsidiaries to better market and package their services with the services provided by Bezeq. With regard to exclusivity arrangements, the Commissioner decided to amend the terms of its merger approval so that Bezeq and Yes would be allowed greater flexibility in purchasing foreign content (excluding sports content, to which the ban on exclusivity shall remain in force).

4B.12e - iv	Folkman Committee Recommendations

In September 2020, the Minister of Communications appointed a committee assigned with re-examining the overall regulatory regime applicable to the broadcasting segment in Israel (the “Folkman Committee”). In July 2021, the Folkman Committee submitted its recommendations to the Minister of Communications. The Folkman Committee's report includes, among other things, recommendations regarding the following issues:

•	The establishment of a single regulatory authority for commercial broadcasting (which would replace the Council for Cable and Satellite Broadcasting and the Second Authority Council);

•
The single regulatory authority will regulate all audiovisual content providers, including TV content services which are provided over the Internet ("OTT"), such as those of the Company, and which are currently unregulated;

•
Regulation would be applied to audiovisual content providers in a gradual manner, in accordance with their annual income: (1) all audiovisual content providers (regardless of their annual income) would be subject to rules regarding ethics and a ban on exclusivity in sports programming, rules concerning accessibility would be applied gradually (in accordance with annual income); (2) an audiovisual content provider with an annual income of more than NIS 300 million would be subject to a license and would be required to invest between 4% to 6.5% of its annual income in specific local production genres; (3) an audiovisual content provider with an annual income of more than NIS 600 million would be required to invest 6.5% of its annual income in specific local production genres.

The Folkman Committee's recommendations have been adopted by the Minister of Communications and their implementation would involve various amendments to legislation. The Ministry of Communications is due to prepare a draft bill for this purpose during the first half of 2022.

4B.12e - v	Decision regarding a reform in the structure of the Internet Market

The fixed internet access market in Israel is currently divided into two tiers of services: infrastructure services and ISP service. This split was intended to allow entry of new competitors, which provide services over Bezeq's and HOT Telecom’s infrastructure.

In June 2021, the Minister of Communications published its decision regarding the abolition of the split between the infrastructure service and the ISP service. The decision is aimed at ending the split of this segment into two tiers and allowing Bezeq and Hot Telecom to market a unified product (comprised of both infrastructure and ISP components). The decision lays out several stages for implementation, as follows:

•
Bezeq and Hot Telecom are to submit an agreement containing Key Performance Indicators (“KPIs”) and agreed compensation provisions with an access seeker (an ISP licensee with at least 10,000 active subscribers in the wholesale market;(

•
In September, 2021 the MoC announced that the agreement submitted by Bezeq (after the MoC made several alterations to its terms) is reasonable and therefore is approved as a binding "shelf offer" which will apply to all access seekers. In this announcement the MoC also informed that a separate announcement will be made in relation to the process regarding Hot Telecom (no such announcement has been made to date);

•
From September to December 2021, a "calibration stage" will apply, during which Bezeq and access seekers shall report on the KPIs on a monthly basis. In January 2022, the MoC announced the completion of the "calibration stage".

•	At the end of the calibration stage, a "preparation stage" of three months will apply during which the agreed compensation mechanism will be first implemented (alongside the KPIs;(

•
At the end of the "preparation stage", on April, 3, 2022, Bezeq will be allowed to market a unified product (comprised of both infrastructure and ISP components) to household subscribers (the “Effective Date").

From the Effective Date onwards, all new subscribers (and any existing subscribers who wish to alter their existing service plans) may only be offered a unified product. This decision does not apply to the business sector, where the split between the infrastructure services and ISP service shall remain.

4B.12e - vi	First annual incentive tender for the deployment of FTTH networks

In October 2021, the MoC published its first annual incentive tender for the rollout of FTTH (fiber to the home) networks in non-economically feasible areas where Bezeq has decided not to deploy its FTTH network. The tender process is due to take place at the end of February 2022. The Company is formulating its strategy regarding the incentive tender and has registered to participate in it.

4B.12e - vii	First annual payment to the incentive fund for deployment of FTTH networks

The MoC has established a fund for incentivizing the rollout of FTTH networks in non-economically feasible areas where Bezeq has decided not to deploy its FTTH network (the "Incentive Fund"). The Incentive Fund is funded by a tax on all relevant telecommunications operators (including Bezeq and Partner) at an annual rate of 0.5% of income (deducting Interconnection fees and fees paid for use of other operators’ networks). In October 2021, the MoC notified the Company that its first annual payment to the Incentive Fund was to be NIS 12 million, to be paid by the end of the year.

4B.12e - viii	Reform regarding communication devices

A recent reform of the MoC that amended the Planning and Building Law with respect to communication devices, is intended to facilitate cellular operators' ability to deploy telecommunication infrastructure. As part of the reform, the cellular infrastructure has been classified as a national infrastructure and as such the Licensing Authority of the National Infrastructure Committee has been authorized to discuss and approve communication devices. The reform includes exemptions from building permits in the following cases (subject to various conditions):

•	for communication devices that do not exceed 6 meters or 2/3 of the height of the building on which it is placed (the lower of the two);

•	for replacement of broadcasting devices; and

•	for the addition of an antenna to an existing device which has been granted a permit.

4B.12e - ix	MoC’s update to Bezeq's wholesale BSA tariffs applicable to its existing copper network

In December 2021, the MoC published an update to Bezeq’s wholesale tariffs applicable to the BSA (bit stream access) service provided over its existing copper network. The tariffs for this service are composed of a fixed monthly per-line tariff and a variable monthly tariff (which depends on the cumulative peak capacity of data consumed by the relevant subscribers during said month). In its update of these tariffs, the MoC raised the fixed per-line tariff from NIS 30.6 per month to NIS 32.7 per month, and raised the capacity tariff from NIS 6.5 per Mbps per month to NIS 8.2 per Mbps per month.

4B.12e - x	Approval of the HOT-IBC Merger

In September 2020, Cellcom announced that it, together with the Israel Infrastructure Fund, entered into an investment transaction with Hot Telecommunication Systems Ltd ("HOT") in IBC Israel Broadband (2013) Ltd (“IBC”). According to Cellcom’s announcement, HOT shall become an equal partner in IBC, and hold indirectly 23.3% of IBC’s share capital. In January 2021, the Competition Commissioner granted its approval for the transaction. In February 2021, The Minister of Communications granted its approval for the transaction under the following conditions, among others:

•	IBC will be required to deploy its network to 1.7 million households within 5 years;

•
IBC will be required to provide a "shelf offer" to any operator interested in purchasing its services. This shelf offer will include the services and the terms specified in IBC’s IRU Agreements with Cellcom and HOT and be subject to a minimum obligation regarding the number of lines to be purchased and offer a reduced tariff to any operator purchasing 5% or more of lines from the total number of households accessible to IBC’s network;

•	IBC would also be obliged to offer up to a 10% discount on its wholesale prices to any operator who would purchase over 15,000 lines.

4B.12e - xi	Hearings and Examinations

The Ministry of Communications and other regulators have also conducted hearings and examinations on various matters related to our business, such as:

•
Hearing regarding a potential reduction in interconnection tariffs. In September 2021, the MoC published a hearing outlining its intention to gradually reduce interconnection tariffs (for both mobile and fixed-line calls) over a period of three years, after which interconnection payments will be cancelled and each operator will bear its own costs for calls terminating on its network (a "bill and keep" regime). The Company filed its position regarding this hearing and argued against the change to the current tariff regime and against the suggested reduction timeline.

•
Call for comments regarding 5G private networks. In December 2021, the MoC published a call for comments regarding 5G private networks in the 26 GHz range for businesses and other organizations. The Company filed its position opposing the grant of frequencies to private networks and argued for grant of such spectrum to existing MRT operators.

4B.12e - xii	Anti-Trust Regulation

The Israeli Economics Competition Law is the primary law dealing with competition and antitrust issues in Israel. The Law contains the substantive rules that apply to various restrictive trade practices (restrictive arrangements, mergers, monopolies and concerted oligopolistic groups). In general, violations of the Law are considered a criminal offense. Criminal enforcement is usually reserved for the most severe violations of the Law (cartels and bid rigging) In addition, each violation can lead to an administrative fine, which could be as high as 8% of the sales turnover of a corporation’s revenue in the year preceding the violation (but not higher than NIS 99.7 million). The Law grants the Israel Competition Authority (“ICA”) vast investigative powers, including the ability to request and seize any document or information which is required for the enforcement of the Law. The ICA can also apply various limitations regarding mergers or restrictive arrangements, as well as require monopolies or concerted oligopolistic groups to perform specific required actions in order to, among other objectives, maintain or increase the competition level among the participants in our market. In addition, the ICA may issue orders to remove or to ease entry or transfer barriers, to terminate a participant’s activity, or otherwise to regulate the activities of the market.

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

Term. Our license was originally valid for a period of ten years (until April 2008), and after being extended until 2022, the Ministry of Communications renewed the license in November 2021 for an additional period of ten years until February 2032.

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

•	Until February 2021, our general mobile telephone license included two additional obligations:

•
at least 5% of our issued and outstanding share capital and of each of our means of control had to have been held by Israeli entities from among our founding shareholders and their approved substitutes;

•
in addition, at least 10% of our Board of Directors had to be appointed by Israeli entities, provided that if the Board of Directors was comprised of up to 14 members, only one such director must be so appointed, and if the Board of Directors was comprised of between 15 and 24 members, only two such directors must be so appointed.

However, on July 7, 2020, the MoC published an amendment to our cellular license which provides that these two obligations may be replaced by an order issued by virtue of the Communications Law (Telecommunications and Broadcasting), 1982. During February 2021, the Company was issued with such an order, replacing the two abovementioned obligations.

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

Tariffs. Our license requires us to submit to the Ministry of Communications information regarding our tariffs (and any changes in our tariffs) before they enter into effect. Our license allows us to set and change our tariffs for outgoing calls and any other service without approval of the Ministry of Communications. However, the Ministry of Communications may intervene in our tariffs if it finds that our tariffs unreasonably harm consumers or competition.

Payments. Our license specifies the payments we may charge our subscribers. These include one-time installation fees, one-time SIM card payments, fixed monthly payments, airtime fees, payments for the use of other telecommunication systems, and payments for additional services. In some of our tariff plans we have chosen to charge only for airtime and use of services. See “Item 4B.5c Tariff Plans.”

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

Territory of License. In May 2000, we were also granted a license from the Israeli Civil Administration, to provide mobile services to the Israeli populated areas in the West Bank. The license is effective until February 1, 2023. The provisions of the general license described above, including as to its extension, generally apply to this license, subject to certain modifications. We believe that that we will be able to receive an extension to this license upon request.

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

•	Founding shareholders or their approved substitutes must hold at least 26% of the means of control of Partner.

•	Until February 2021, our general mobile telephone license included two additional obligations:

•
at least 5% of our issued and outstanding share capital and of each of our means of control had to have been held by Israeli entities from among our founding shareholders and their approved substitutes;

•
in addition, at least 10% of our Board of Directors had to be appointed by Israeli entities, provided that if the Board of Directors was comprised of up to 14 members, only one such director must be so appointed, and if the Board of Directors was comprised of between 15 and 24 members, only two such directors must be so appointed.

However, on July 7, 2020, the MoC published an amendment to our cellular license which provides that these two obligations may be replaced by an order issued by virtue of the Communications Law (Telecommunications and Broadcasting), 1982. During February 2021, the company was issued with such an order, replacing the two abovementioned obligations.

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

ISP License. In 2001, we received a special license granted by the Ministry of Communications, allowing us through our own facilities to provide internet access to fixed-line network customers. The license is valid until March 2023. We began supplying commercial ISP services beginning in 2009. We were also granted a special license to provide ISP services to the Israeli populated areas in the West Bank which is valid until March 2023.

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

Electricity License. In October 2021, we were granted a license from the Ministry of Energy to supply electricity without means of production. The License will allow the Company to purchase electricity for sale to consumers that have online meters. The license is valid until October 2026.

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

4C.          Organizational Structure

We currently have (i) five directly held wholly-owned subsidiaries, Partner Future Communications 2000 Ltd., an Israeli corporation; Partner Land-Line Communications Solutions LP, an Israeli limited partnership; Partner Business Communications Solutions, LP, an Israeli limited partnership; Get Cell Communication Products LP (formerly Partner Communication Products 2016 LP) and 012 Smile (ii) 012 Smile's wholly-owned subsidiary, 012 Telecom Ltd.; and (iii) a 50% interest in PHI. Partner Future Communications 2000 Ltd. serves as the general partner and the Company serves as the limited partner of each of the limited partnerships.

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

We lease most of the sites where our mobile telecommunications network equipment is installed throughout Israel. At December 31, 2021, we had 3,181 network sites (including micro-sites). The lease agreements relating to our network sites are generally for periods of two to ten years. We have the option to extend the lease periods up to ten years (including the original lease period).

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

5A.          Operating Results

5A.1          OVERVIEW

5A.1a          Key Financial and Operating Data

The table below sets forth a summary of selected financial and operating data for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2020	2021

Revenues (NIS million)	3,189	3,363
Operating profit (NIS million)	96	163
Profit before income taxes (NIS million)	27	99
Profit for the year (NIS million)	17	115
Capital expenditures (additions) (NIS million)	595	680
Cash flows from operating activities (NIS million)	786	774
Cash flows used in investing activities (NIS million)	(581)	(727)
Cellular Subscribers (end of period, thousands)	2,836	3,023
Annual cellular churn rate (%)	30%	28%
Average monthly revenue per cellular subscriber (ARPU) (NIS)	51	48
TV subscribers (end of period, thousands)	232	226
Infrastructure-based internet subscribers (end of period, thousands)	329	374
Fiber-optic subscribers (end of period, thousands)	139	212
Homes Connected (HC) to the fiber-optic infrastructure (end of period, thousands)	465	700

NON-GAAP MEASURES

The following non-GAAP measures are used in this report. These measures are reviewed by management in assessing our performance and in making decisions regarding our performance, liquidity and financial stability. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results. The measures are not meant to be predictive of potential future results, nor should they be interpreted without taking into account the Company’s financial statements, the notes thereto, and the discussion in “Item 5.  Operating and Financial Review and Prospects”.

Non-GAAP Measure	How Measures May Be Used	Calculation	Most Comparable IFRS Measure
Adjusted EBITDA Adjusted EBITDA margin (%)
•  For assessing ongoing operating performance excluding depreciation and amortization expenses which are primarily related to past capital expenditures.
•  Commonly reported and widely used among analysts, investors and other stakeholders in the sector.
•  Management uses to track performance and to make decisions regarding the ongoing operations of the business.
•  Also an input to debt covenant ratio calculations for Company’s notes payable and borrowings.

Profit
add
Income tax income,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges),
Other expenses (mainly amortization of share-based compensation).

Adjusted EBITDA
divided by
Total revenues
Profit
Adjusted Free Cash Flow
•  For assessing liquidity and comparing performance and coverage ratios with other companies in sector.
•  Management uses to manage and control the level of cash available to service and repay debt, plan capital expenditures and return capital to investors.

		Cash flows from operating activities add Cash flows from investing activities deduct Investment in deposits, net deduct Lease principal payments deduct Lease interest payments	Cash flows from operating activities add Cash flows from investing activities
Total Operating Expenses (OPEX)
•  For assessing ongoing expenses of service revenues, excluding depreciation and amortization expenses which are primarily related to past capital expenditures, and excluding the costs of equipment sales.
•  Management uses to track current expenses related to service revenues and to make decisions regarding the ongoing operations of our business.

Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses
deduct
Other expenses (mainly amortization of employee share-based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
Net Debt
•  For assessing financial stability, leverage and flexibility.
•  Management uses in assessments and planning of capital structure, liquidity and financial flexibility.
•  Also an input to debt covenant ratio calculations for Company’s notes payable and borrowings.

Current maturities of notes payable and borrowings
add
Notes payable
add
Borrowings from banks
add
Financial liability at fair value
deduct
Cash and cash equivalents
deduct
Short-term and long-term deposits

Sum of:
Current maturities of notes payable and borrowings,
Notes payable,
Borrowings from banks,
Financial liability at fair value
Less
Sum of:
Cash and cash equivalents,
Short-term deposits,
Long-term deposits

5A.1b          Business Developments in 2021

The results of the year 2021 continued to be materially negatively affected by the COVID-19 crisis which continued to significantly restrain revenues from roaming services, although to a lesser extent than in 2020.

 Competition in the Israeli telecommunications market continued to remain intense, across both cellular and fixed-line segment services, as well as in the market for equipment and device sales. However, the negative impact of competition on the Company across cellular segment services continued to decline, as demonstrated by the increase in 2021 of 187,000, or 7%, in the Company’s cellular subscriber base. In the fixed-line segment, the Company’s infrastructure-based internet subscriber base increased by 45,000 subscribers, or 14%, which was due to the increase of 73,000, or 53%, in the Company’s fiber-optic subscriber base.

Cellular market.  As an illustration of the level of competition in the cellular market, approximately 1.5 million cellular subscribers are estimated to have switched operators within the Israeli market (with number porting) during 2021 compared with approximately 1.9 million subscribers in 2020.

Over 2021, the Company's cellular subscriber base increased, net, by approximately 187,000. The pre-paid subscriber base increased by approximately 11,000, compared with an increase of approximately 50,000 in 2020. However, the post-paid subscriber base increased by approximately 176,000, compared with an increase of approximately 129,000 in 2020. The increase in the post-paid subscriber base in 2021 included an increase of approximately 50,000 subscribers to twelve-month packages provided to students by the Ministry of Education (“Ministry of Education subscribers”) as part of their COVID-19 program. The annual churn rate for cellular subscribers decreased in 2021 to 28% compared with 30% in 2020.

At the end of December 2021, the Company’s cellular subscriber base (including cellular data, 012 Mobile subscribers and M2M subscriptions) was approximately 3.02 million, including approximately 2.67 million post-paid subscribers or 88% of the base, and approximately 352,000 pre-paid subscribers, or 12% of the subscriber base. The post-paid subscriber base at the end of December 2021 included approximately 75,000 Ministry of Education subscribers, compared with approximately 25,000 Ministry of Education subscribers at the end of December 2020. Total cellular market share in Israel (based on the number of subscribers) at the end of 2021 was estimated to be approximately 28%, compared with 27% in 2020.

The monthly Average Revenue Per User (ARPU) for cellular subscribers for the year 2021 was NIS 48 (US$ 15), a decrease of 6% from NIS 51 in 2020. The decrease mainly reflected the continued price erosion of cellular services due to continued competitive market conditions, albeit at a lower rate than in previous years. In addition, the decrease reflected the impact of a decrease in interconnect revenues in 2021 following the particularly high incoming call volumes in 2020 which were related to the COVID-19 crisis. These downward effects were partially offset by the impact of the moderate recovery in roaming service revenues in 2021. Overall, cellular service revenues increased by 2% in 2021 compared with 2020, despite the lower ARPU, as a result of the increased subscriber base.

Fixed line market. Total fixed line segment service revenues increased by 7% in 2021, largely as a result of increased revenues from internet and TV services. Over 2021, the number of infrastructure-based internet subscribers increased, net, by approximately 45,000 from approximately 329,000 subscribers at the end of 2020 to approximately 374,000 subscribers at the end of 2021. The increase was explained by the increase of 73,000, or 53%, in the Company’s fiber-optic subscriber base, partially offset by a decrease of 28,000 customers to whom access had been provided through Partner’s connection to Bezeq or Hot’s infrastructure. The Company's TV subscriber base decreased, net, by approximately 6,000 from approximately 232,000 subscribers at the end of 2020 to approximately 226,000 subscribers at the end of 2021. The decrease largely reflected the removal during 2021 of approximately 21,000 subscribers who had joined the Company at various times in trial periods of over six months without charge or usage. It also reflected the impact of the strategic business change in TV services in the second half of 2021 towards a focus on improving results through disciplined growth. The increase in revenues from internet and TV services was partially offset by the continued decrease in revenues from international calling services (including the market for wholesale international traffic) which continued to be adversely affected by the increased penetration of internet-based solutions.

Equipment sales.  Gross profit from equipment sales increased by 5% in 2021, largely reflecting an increase in the volume of retail cellular equipment sales compared with the lower sales volumes in 2020 resulting from the closure of sales points during certain COVID-19-related lockdown periods.

Total operating expenses. Total operating expenses increased by NIS 30 million, or 2%, in 2021 compared with 2020 to a total of NIS 1,901 million (US$ 611 million) (including cost of service revenues (NIS 2,156 million in 2021) and selling, marketing, administrative expenses and credit losses (NIS 496 million in 2021), and excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation) (NIS 751 million in 2021); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. For reconciliation to GAAP measures see Item 5A.2.) The increase mainly reflected an increase in workforce expenses compared with the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues. The increase also reflected increases in TV content expenses and expenses related to the government-mandated fiber incentive fund from 2021. These increases were offset by decreases in wholesale internet infrastructure access expenses, in credit losses and in interconnect expenses. See Items 5A.2a and 5A.2b for a breakdown of total operating expenses by segment.

Profitability. Profit for the year 2021 was NIS 115 million (US$ 37 million), an increase of NIS 98 million, compared with NIS 17 million in 2020, mainly reflecting the increase in operating profit of NIS 67 milion and a one-time income of NIS 43 million recorded in income tax income; see Note 25 e (1) to our consolidated financial statements and Item 5A.2 for further information. Adjusted EBITDA in 2021 totaled NIS 922 million (US$ 296 million), an increase of NIS 100 million, or 12%, from NIS 822 million in 2020, primarily reflecting the increase in service revenues, partially offset by the increase in total operating expenses. Although operating profit for the fixed-line segment was negative for 2021, EBITDA improved, and the negative bottom-line reflected principally the increase in depreciation and amortization expenses as our fiber-optic network and related assets for fixed-line services were significantly expanded during the year.

5A.1c          Network Sharing Agreement with HOT Mobile

In November 2013, the Company entered into a 15-year Network Sharing Agreement with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership, which operates and develops a radio access network shared by both parties, starting with a pooling of both parties’ radio access network infrastructures creating a single shared pooled radio access network. See “4B.8 OUR NETWORK.” The Parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

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

 The Lump Sum is recognized as deferred revenue for the cellular segment amortized quarterly in the income statement over a period of eight years, starting with the second quarter of 2016.  Eight years has been determined to be the shorter of the expected period of the arrangement or the expected life of the related assets.  Accordingly, approximately NIS 31 million (US$ 10 million) was amortized to revenues in the Company's income statement for each of the years 2019, 2020 and 2021.

The Network Sharing Agreement provides material financial benefits to Partner in terms of both recognition of the amortized Lump Sum payments and savings in operational expenses and capital investments; however, such financial benefits are dependent on factors set forth in the related risk factor. See “Item 3D.2m If the Network Sharing Agreement entered into with HOT Mobile is unilaterally terminated by HOT Mobile earlier than we expect, we will be required to split the shared network with HOT Mobile and the resources, time and expense it may take us to have our own network in a nationwide coverage would be substantial and could also materially harm our business and the results of operations at such time.”

 Control over PHI is held 50-50 by the Company and Hot Mobile (the "Parties"), each nominating three directors. Decisions about the relevant activities of PHI require the unanimous consent of the Parties. As a result, PHI is considered a joint arrangement controlled by the Parties (joint control).

The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore, the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. The Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share in the assets, liabilities, and expenses of PHI.

5A.1d          Impairment tests

Goodwill impairment tests in the Fixed-Line segment

Goodwill in the fixed-line segment is allocated to a single group of Cash Generating Units (CGUs) which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2019, 2020 and 2021, the recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2017	2018	2019	2020	2021
Terminal growth rate	0.9%	1.0%	1.0%	1.0%	1.0%
After-tax discount rate	9.3%	9.5%	8.0%	7.5%	7.0%
Pre-tax discount rate	11.2%	11.5%	9.6%	9.0%	8.5%

The impairment tests in the fixed-line segment as of December 31, 2019, 2020 and 2021, were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities’ decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts.

As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2019, 2020 and 2021. See also note 4(3) and note 2(h) to our consolidated financial statements.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2019, 2020 and 2021 was approximately 42%, 37% and 52% respectively. Sensitivity analysis was performed for the recoverable amount as of December 31, 2021 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 7% (6.3% to 7.7%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

Interim impairment tests of non-financial assets

The economic slowdown in the markets triggered in March 2020 the identification of indicators for impairment of non-financial assets. In particular, the significant fall in the volume of international travel by the Company’s customers has caused a significant decrease in revenues from roaming services, which affected the cellular segment. In addition, the temporary closures of shopping malls and changes in general consumer behavior adversely affected the volume of sales of equipment, which affected the cellular and the fixed-line segments.

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

5A.1e          Significant regulatory developments

For information regarding developments which have had and may have a significant impact on our operating results, see “Item 3D.1 RISKS RELATING TO THE REGULATION OF OUR INDUSTRY” and “Item 4B.12 REGULATION”.

5A.1f          Revenues

We derive revenues from both providing services and selling equipment. See also “Item 4B.5 SERVICES AND PRODUCTS”.

Our principal source of revenues is the cellular segment, deriving from the provision of cellular communications services such as airtime calls, international roaming services, text messaging, internet browsing, value-added and content services, handset repair services and services provided to other operators that use the Company’s cellular network.

The fixed-line business segment derives revenues from a variety of fixed-line services that include data and internet services, ILD services, transmission services, telephony services (including SIP services) and, from 2017, TV services.

Equipment revenues are derived from the sale and leasing of a variety of communications, digital audio visual and internet-related equipment and other related equipment, including cellular handsets and related cellular devices and accessories, business communications equipment, modems, domestic routers, servers and related equipment and more.

5A.1g          Cost of Revenues

The principal components of our cost of revenues are:

•	Transmission, communication and content providers

•	Depreciation and amortization

•	Cost of equipment and accessories

•	Wages, employee benefits expenses and car maintenance

•	Internet infrastructure and service providers

•	Network and cable maintenance

•	Operating lease, rent and overhead expenses

•	Costs of handling, replacing or repairing equipment

•	IT support and other operating expenses

•	Amortization of deferred expenses - rights of use

•	Starting in 2021, expenses related to the government-mandated fiber incentive fund

5A.1h          Selling and Marketing Expenses

The principal components of our selling and marketing expenses are:

•	Depreciation and amortization

•	Wages, employee benefits expenses and car maintenance

•	Advertising and marketing

•	Selling commissions, net

•	Operating lease, rent and overhead expenses

5A.1i          General and Administrative Expenses

The principal components of our general and administrative expenses are:

•	Wages, employee benefits expenses and car maintenance

•	Professional fees

•	Depreciation

•	Credit card and other commissions

5A.1j          Credit Losses

Credit losses are equivalent to net impairment losses on financial and contract assets under IAS1(82).

5A.1k           Other Income, Net

The principal component of our other income, net, is:

•	Unwinding of trade receivables

5A.1l          Finance Costs, Net

The principal components of our finance expenses are:

•	Interest expenses

•	Interest for lease liabilities

•	Finance charges for financial liability

The principal components of our finance income are:

•	Interest income from cash, cash equivalents and deposits

•	Net foreign exchange rate gains

5A.1m          Key Business Indicators (Operating Data)

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

5A.1n          Critical Accounting Estimates and Judgments

For the Company’s Critical Accounting Estimates and Judgments, see Note 4 to our consolidated financial statements, which have been prepared in accordance with IFRS.

5A.2          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021 COMPARED TO THE YEAR ENDED DECEMBER 31, 2020

	New Israeli Shekels
	Year ended December 31, 2021
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	1,687	948		2,635
Inter-segment revenue – Services	12	118	(130)
Segment revenue – Equipment	602	126		728
Total revenues	2,301	1,192	(130)	3,363

Segment cost of revenues – Services	1,204	952		2,156
Inter-segment cost of revenues - Services	117	13	(130)
Segment cost of revenues – Equipment	498	78		576
Cost of revenues	1,819	1,043	(130)	2,732
Gross profit	482	149		631

Operating expenses (1)	302	194		496
Other income, net	17	11		28
Operating profit (loss)	197	(34)		163

Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				115
Finance costs, net				64
Income tax income				(16)
Sub Total				163

Depreciation and amortization	410	334		744
Other (2)	9	6		15
Adjusted EBITDA (3)	616	306		922

	New Israeli Shekels
	Year ended December 31, 2020
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue – Services	1,647	861		2,508
Inter-segment revenue – Services	16	132	(148)
Segment revenue – Equipment	545	136		681
Total revenues	2,208	1,129	(148)	3,189

Segment cost of revenues – Services	1,272	856		2,128
Inter-segment cost of revenues - Services	131	17	(148)
Segment cost of revenues – Equipment	451	85		536
Cost of revenues	1,854	958	(148)	2,664
Gross profit	354	171		525

Operating expenses (1)	300	159		459
Other income, net	19	11		30
Operating profit	73	23		96

Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				17
Finance costs, net				69
Income tax expenses				10
Sub Total				96

Depreciation and amortization	450	264		714
Other (2)	10	2		12
Adjusted EBITDA (3)	533	289		822

(1)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

(2)	Mainly amortization of employee share-based compensation.

(3)
Adjusted EBITDA represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share-based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. See “Item 5A.1a  -  NON-GAAP MEASURES” above. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share-based compensation and impairment charges.

Total revenues.  In 2021, total revenues were NIS 3,363 million (US$ 1,081 million), an increase of 5% from NIS 3,189 million in 2020.

Revenues from services. Service revenues in 2021 totaled NIS 2,635 million (US$ 847 million), an increase of 5% from NIS 2,508 million in 2020.

Revenues from equipment sales. Equipment revenues in 2021 totaled NIS 728 million (US$ 234 million), an increase of 7% from NIS 681 million in 2020, largely reflecting an increase in the volume of retail cellular equipment sales compared with the lower sales volumes in 2020 resulting from the closure of sales points during certain COVID-19-related lockdown periods. The increase was partially offset by decreases in the volume of fixed-line equipment sales and of cellular equipment sales to wholesale customers.

Gross profit from service revenues. The gross profit from service revenues in 2021 was NIS 479 million (US$ 154 million), compared with NIS 380 million in 2020, an increase of 26%. The increase reflected an increase in gross profit from service revenues for the cellular segment, partially offset by a decrease in gross profit from service revenues for the fixed-line segment. See also note 22 to our consolidated financial statements.

Gross profit from equipment sales. Gross profit from equipment sales in 2021 was NIS 152 million (US$ 49 million), compared with NIS 145 million in 2020, an increase of 5%. As with revenues from equipment sales, the increase largely reflected the increase in the volume of retail cellular equipment sales as a result of the closure of sales points during certain COVID-19-related lockdown periods in 2020.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses totaled NIS 496 million (US$ 159 million) in 2021, an increase of 8% compared with NIS 459 million in 2020. The increase mainly reflected an increase in workforce expenses compared with the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues. The increase also reflected an increase in amortization expenses of customer contract costs, as the number of customer contracts increased.

Total operating expenses ("OPEX"). Total operating expenses increased by NIS 30 million, or 2%, in 2021 compared with 2020 to a total of NIS 1,901 million (US$ 611 million); this measure is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies, see reconciliation below. The increase mainly reflected the increase in workforce expenses in the fixed-line segment compared with the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues. The increase also reflected increases in TV content expenses and expenses related to the government-mandated fiber incentive fund from 2021. These effects were partially offset by decreases in wholesale internet infrastructure access expenses, credit losses and interconnect expenses. See Items 5A.2a and 5A.2b for a breakdown of total operating expenses by segment.

Reconciliation of Segment Information to Total Operating Expenses	Year ended December 31,
	2020	2021
	NIS in millions

Segment cost of revenues – Services	2,128	2,156
Add Operating expenses	459	496
Deduct depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation)	(716)	(751)
Total Operating Expenses	1,871	1,901

Including depreciation, amortization and other expenses (mainly amortization of employee share-based compensation), total operating expenses in 2021 amounted to NIS 2,652 million (US$ 853 million), an increase of 3%, or NIS 65 million, compared with NIS 2,587 million in 2020. See also note 22 to our consolidated financial statements.

Other income, net. Other income, net, totaled NIS 28 million (US$ 9 million) in 2021, a decrease of 7% compared with NIS 30 million in 2020. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2021 was NIS 163 million (US$ 52 million), an increase of 70% compared with operating profit of NIS 96 million in 2020. The increase in operating profit mainly reflected the increase in service revenues which more than offset the increase in operating expenses including depreciation and amortization expenses.

Finance costs, net. Finance costs, net in 2021 were NIS 64 million (US$ 21 million), a decrease of 7% compared with NIS 69 million in 2020. The decrease mainly reflected the one-time expense in 2020 of approximately NIS 7 million relating to the partial early repayment of the Company’s Notes Series F during the year. See also “Item 5B Liquidity and Capital Resources.”

Profit before income tax. Profit before income taxes for 2021 was NIS 99 million (US$ 32 million), an increase of NIS 72 million compared with NIS 27 million in 2020, mainly reflecting the increase in operating profit.

Income taxes on profit. The Company recorded income tax income of NIS 16 million (US$ 5 million) for 2021, compared with income tax expenses of NIS 10 million for 2020.

In 2021, the Company recorded one-time income of NIS 43 million in income tax reflecting the impact of the signing of a tax assessment with the tax authority for the years 2016 to 2019.

The overall effective tax rate of the Company was minus 16% in 2021 compared with 37% in 2020, largely as a result of the one-time income tax income in 2021.

Excluding the one-time income, the effective tax rate of the Company in 2021 would have been 27% compared with the regular corporate tax rate in Israel of 23%, reflecting disallowable deductions. The Company’s effective tax rate is expected to continue to be higher than the general Israeli corporate tax rate (excluding one-time effects) mainly due to disallowable deductions.  See also note 25 to our consolidated financial statements.

Profit. Profit in 2021 was NIS 115 million (US$ 37 million), an increase of NIS 98 million compared with NIS 17 million in 2020. Based on the weighted average number of shares outstanding during 2021, basic earnings per share or ADS was NIS 0.63 (US$ 0.20), compared with NIS 0.09 in 2020.

For information regarding potential downward impacts on profits in 2022, see “Item 5D.2 Outlook.”

Adjusted EBITDA. Adjusted EBITDA in 2021 totaled NIS 922 million (US$ 296 million), an increase of 12% or NIS 100 million from NIS 822 million in 2020. As a percentage of total revenues, Adjusted EBITDA in 2021 was 27%, compared with 26% in 2020.

5A.2a          Cellular Segment

Total revenues. Total revenues for the cellular segment in 2021 were NIS 2,301 million (US$ 740 million), an increase of 4% from NIS 2,208 million in 2020.

Revenues from services. Service revenues for the cellular segment in 2021 totaled NIS 1,699 million (US$ 546 million), an increase of 2% from NIS 1,663 million in 2020. The increase was mainly the result of growth in the cellular subscriber base of 187,000 subscribers, or 7%, in 2021 and a moderate increase in revenues from roaming services following the significant negative impact of the COVID-19 crisis on revenues from roaming services in 2020. The increase was partially offset by a decrease in interconnect revenues following the significant increase in incoming call volumes in 2020 related to the COVID-19 crisis.  It was also partially offset by the continued price erosion of cellular services due to on-going competitive market conditions which remain intense, although with less negative impact on the Company’s revenues than in previous years.

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2021 totaled NIS 602 million (US$ 194 million), an increase of 10% from NIS 545 million in 2020, mainly reflecting the increase in the volume of retail cellular equipment sales as a result of the closure of sales points during certain COVID-19-related lockdown periods in 2020, partially offset by a decrease in the volume of cellular equipment sales to wholesale customers.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2021 was NIS 104 million (US$ 33 million), compared with NIS 94 million in 2020, an increase of 11%. This increase mainly reflected the increase in the volume of retail cellular equipment sales as a result of the closure of sales points during certain COVID-19-related lockdown periods in 2020, as described above.

Cost of service revenues. The cost of service revenues for the cellular segment decreased by 6% from NIS 1,403 million in 2020 to NIS 1,321 million (US$ 425 million) in 2021. This decrease mainly reflected a decrease in depreciation and amortization expenses related to the cellular network, as some fully depreciated network equipment was not replaced, as well as in workforce and related expenses, interconnect expenses and network maintenance expenses. These effects were partially offset by expenses in an amount of NIS 12 million related to the government-mandated fiber incentive fund which began operating in 2021.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2021 amounted to NIS 302 million (US$ 97 million), an increase of 1% from NIS 300 million in 2020. The increase mainly reflected an increase in workforce and related expenses compared with the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues. The increase also reflected an increase in selling commissions, net. These increases in expenses were partially offset by an immaterial decrease in credit losses, reflecting both a decrease in provisions for expected credit losses related to the sale of equipment with long term financing plans as well as the provision for expected credit losses related to the COVID-19 crisis that was recorded in 2020.

Total operating expenses ("OPEX"). Total operating expenses (OPEX is not a financial measure under IFRS and is not necessarily comparable to similarly titled measures for other companies; see "Item 5A.2" for reconciliation on a consolidated basis) for the cellular segment totaled NIS 1,212 million (US$ 390 million) in 2021, a decrease of 3% or NIS 41 million from NIS 1,253 million in 2020, principally due to the decreases in credit losses, network and cable maintenance, interconnect expenses and workforce and related expenses. These decreases were partially offset by the expenses related to the government-mandated fiber incentive fund, as discussed above. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses totaled NIS 1,623 million (US$ 522 million), a decrease of 5% compared with NIS 1,703 million in 2020.

Operating profit. Overall, operating profit for the cellular segment in 2021 was NIS 197 million (US$ 63 million), an increase of NIS 124 million compared with NIS 73 million in 2020, mainly reflecting the decrease in operating expenses including depreciation and amortization expenses and other expenses and the increases in cellular segment service revenues and in gross profit from equipment sales.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 616 million (US$ 198 million) in 2021, an increase of 16% from NIS 533 million in 2020, largely for the same reasons as the increase in operating profit (excluding depreciation and amortization expenses and other expenses). As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2021 was 27% compared with 24% in 2020.

5A.2b          Fixed-Line Segment

Total revenues. Total revenues in 2021 for the fixed-line segment were NIS 1,192 million (US$ 383 million), an increase of 6% compared with NIS 1,129 million in 2020.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 1,066 million (US$ 343 million) in 2021, an increase of 7% compared with NIS 993 million in 2020. This increase mainly reflected the increase in revenues resulting from the growth in internet and TV services, which was partially offset by a decline in revenues from international calling services (including the market for wholesale international traffic) which continue to be adversely affected by the increased penetration of internet-based solutions. See also "Item 3D.2p The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2021 totaled NIS 126 million (US$ 41 million), a decrease of 7% compared with NIS 136 million in 2020, mainly reflecting a decrease in the volume of sales of fixed-line equipment for both business and private customers. The decrease in the volume of sales for private customers was largely related to the Company’s decision in the final quarter of 2021 to cease selling internet routers to private customers.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2021 was NIS 48 million (US$ 15 million), compared with NIS 51 million in 2020, a decrease of 6%, again largely a reflection of the impact of the decrease in sales recorded from sales of of fixed-line equipment for both business and private customers.

Cost of service revenues. The cost of service revenues for the fixed-line segment increased by 11% from NIS 873 million in 2020 to NIS 965 million (US$ 310 million) in 2021. This increase mainly reflected a significant increase in depreciation and amortization expenses related to the fiber-optic network, customer equipment and the costs of obtaining contracts with customers. In addition, the Company recorded, in Q3 2021, a provision for an impairment of fixed-line assets in an amount of NIS 10 million, following a strategic business change in TV services which the Company estimated would likely lead to the churn of certain fixed-line service subscribers. The increase in cost of service revenues also reflected an increase in workforce and related expenses which was partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues) and an increase in TV content expenses.

These increases were partly offset by a decrease in wholesale internet infrastructure expenses reflecting both the impact of the decrease in the regulated wholesale access tariff at the beginning of 2021 and the decrease in the number of Company subscribers using Bezeq or Hot’s infrastructure. The increases in cost of service revenues were also partly offset by and decreases in international calling services expenses and in interconnect expenses.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2021 amounted to NIS 194 million (US$ 62 million), an increase of 22% from NIS 159 million in 2020. The increase mainly reflected increased workforce and related expenses, partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues, and increased depreciation and amortization expenses related to the growth in fixed-line segment services.

Total operating expenses ("OPEX"). Total operating expenses (OPEX is not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see Item 5A.2 for reconciliation on a consolidated basis) for the fixed-line segment totaled NIS 819 million (US$ 263 million) in 2021, an increase of 7% or NIS 53 million from NIS 766 million in 2020. See also note 22 to our consolidated financial statements. The increase principally reflected the increases in workforce and related expenses, partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken in 2020 to mitigate the impact of the COVID-19 crisis on revenues, and in TV content expenses, partially offset by the decrease in wholesale internet infrastructure expenses. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses for the fixed-line segment totaled NIS 1,159 million (US$ 373 million), an increase of 12% compared with NIS 1,032 million in 2020.

Operating profit/loss. Operating loss for the fixed-line segment was NIS 34 million (US$ 11 million) in 2021, a decrease of NIS 57 million compared to operating profit of NIS 33 million in 2020. The decrease mainly reflected the impact of the growth in fixed-line segment services on depreciation and amortization expenses and the increase in workforce and related expenses, which was partially explained by the lower workforce expenses in 2020 as part of the cost-cutting measures taken to mitigate the impact of the COVID-19 crisis on revenues.

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 306 million (US$ 98 million) in 2021, an increase of 6% from NIS 289 million in 2020. The increase resulted from the growth in services revenues, which was partially offset by the increase in total operating expenses (excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation)). As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2021 was 26%, unchanged from 2020.

5A.3          RESULTS OF CONSOLIDATED OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020, COMPARED TO THE YEAR ENDED DECEMBER 31, 2019

	New Israeli Shekels
	Year ended December 31, 2019
	In millions
	Cellular segment	Fixed line segment	Elimination	Consolidated
Segment revenue - Services	1,783	777		2,560
Inter-segment revenue - Services	15	148	(163)
Segment revenue - Equipment	571	103		674
Total revenues	2,369	1,028	(163)	3,234

Segment cost of revenues - Services	1,367	810		2,177
Inter-segment cost of revenues - Services	147	16	(163)
Segment cost of revenues - Equipment	464	66		530
Cost of revenues	1,978	892	(163)	2,707
Gross profit	391	136		527

Operating expenses (1)	334	134		468
Other income, net	20	8		28
Operating profit	77	10		87

Reconciliation of profit for the year to Adjusted EBITDA
Profit for the year				19
Finance costs, net				68
Income tax expenses				*
Sub Total				87

Depreciation and amortization	542	209		751
Other (2)	16	(1)		15
Adjusted EBITDA (3)	635	218		853

(*) Representing an amount of less than 1 million.

(1) Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

(2) Mainly amortization of employee share-based compensation.

(3) Adjusted EBITDA represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share-based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. See “Item 5A.1a  -  NON-GAAP MEASURES” above.  The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share-based compensation and impairment charges.

Total revenues. In 2020, total revenues were NIS 3,189 million, a decrease of 1% from NIS 3,234 million in 2019.

Revenues from services. Service revenues in 2020 totaled NIS 2,508 million, a decrease of 2% from NIS 2,560 million in 2019.

Revenues from equipment. Equipment revenues in 2020 totaled NIS 681 million, an increase of 1% from NIS 674 million in 2019, principally reflecting significant increases in sales of cellular equipment to wholesale customers and of fixed-line equipment for both business and private customers. These increases in sales were partially offset by lower volumes of retail sales of cellular equipment following the closure of some sales points during certain COVID-19-related lockdown periods during the year.

Gross profit from service revenues. The gross profit from service revenues in 2020 was NIS 380 million, compared with NIS 383 million in 2019, a decrease of 1%. This decrease largely reflected the negative impact of the COVID-19 on revenues from roaming services, which was partially offset by the positive contribution from the growth in internet and TV services. In addition, the decrease in revenues was partially offset by a decrease in depreciation and amortization expenses, the cost-cutting measures taken to mitigate the impact of the COVID-19 crisis, and the receipt in 2020 of a government-mandated refund from Bezeq of approximately NIS 20 million of payments for access to the wholesale internet infrastructure in previous years.

Gross profit from equipment sales. Gross profit from equipment sales in 2020 was NIS 145 million, compared with NIS 144 million in 2019, an increase of 1%. The increase mainly reflected an increase in gross profit from sales of fixed-line equipment, partially offset by a decrease in gross profit from sales of cellular equipment.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses totaled NIS 459 million in 2020, a decrease of 2% compared with NIS 468 million in 2019. This decrease mainly reflected the cost-cutting measures on workforce expenses, whose effect was partially offset by an increase in amortization expenses related to the costs of obtaining contracts with customers under IFRS 15 and an immaterial increase in credit losses reflecting an increase in the provision for expected credit losses as a result of the COVID-19 crisis.

Total operating expenses ("OPEX"). Total operating expenses amounted to NIS 1,871 million in 2020, a decrease of 1%, or NIS 14 million, from 2019 (OPEX is not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies. It includes cost of service revenues (NIS 2,128 million in 2020) and selling, marketing, general and administrative expenses and credit losses (NIS 459 million in 2020), and excludes depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation) (NIS 716 million in 2020)). The decrease mainly reflected a decrease in workforce and related expenses as part of the cost-cutting measures taken to mitigate the impact of the COVID-19 crisis on revenues, and a decrease in wholesale internet infrastructure access expenses following receipt of a government-mandated refund from Bezeq of approximately NIS 20 million of payments for access to the wholesale internet infrastructure in previous years and a decrease in international calling services expenses. The decreases in these expenses were partially offet by increases in interconnect expenses due to the significant increase in outgoing call volumes related to the COVID-19 crisis. See also Items 5A.2a and 5A.2b for a breakdown of total operating expenses by segment.

Including depreciation, amortization and other expenses (mainly amortization of employee share-based compensation), total operating expenses in 2020 amounted to NIS 2,587 million, a decrease of 2%, or NIS 58 million, compared with NIS 2,645 million in 2019.

Other income, net. Other income, net, totaled NIS 30 million in 2020, an increase of 7% compared with NIS 28 million in 2019. See also note 23 to our consolidated financial statements.

Operating profit. Operating profit for 2020 was NIS 96 million, an increase of 10% compared with operating profit of NIS 87 million in 2019. The increase in operating profit mainly reflected the decrease in operating expenses including depreciation and amortization expenses, which more than offset the decrease in service revenues.

Finance costs, net. Finance costs, net in 2020 were NIS 69 million, an increase of 1% compared with NIS 68 million in 2019. The increase mainly reflected the one-time expense of approximately NIS 7 million relating to the partial early repayment of the Company’s Notes Series F during the year, partially offset by a decrease in lease interest and an increase in interest from cash and deposits. See also “Item 5B Liquidity and Capital Resources.”

Profit before income tax. Profit before income taxes for 2020 was NIS 27 million, an increase of 42% compared with NIS 19 million in 2019, reflecting the increase in operating profit.

Income taxes on profit. The Company recorded income tax expenses of NIS 10 million for 2020, compared with no income tax expenses for 2019.

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

Profit. Profit in 2020 was NIS 17 million, a decrease of 11% compared with NIS 19 million in 2019. Based on the weighted average number of shares outstanding during 2020, basic earnings per share or ADS was NIS 0.09, compared with NIS 0.12 in 2019.

Adjusted EBITDA. Adjusted EBITDA in 2020 totaled NIS 822 million, a decrease of 4% or NIS 31 million from NIS 853 million in 2019. As a percentage of total revenues, Adjusted EBITDA in 2020 was 26%, unchanged from 2019.

5A.3a          Cellular Segment

Total revenues. Total revenues for the cellular segment in 2020 were NIS 2,208 million, a decrease of 7% from NIS 2,369 million in 2019.

Revenues from services. Service revenues for the cellular segment in 2020 totaled NIS 1,663 million, a decrease of 8% from NIS 1,798 million in 2019. The decrease was mainly the result of the negative impact of the COVID-19 crisis, which caused a very significant reduction in revenues from roaming services, and the continued price erosion of cellular services due to on-going competitive market conditions. These decreases in service revenues were partially offset by an increase in interconnect revenues due to the significant increase in incoming call volumes related to the COVID-19 crisis and an increase in revenues due to the growth of the cellular subscriber base.

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

Revenues from equipment. Revenues from equipment sales for the cellular segment in 2020 totaled NIS 545 million, a decrease of 5% from NIS 571 million in 2019, mainly reflecting a decrease in the volume of retail sales of cellular equipment following the closure of some sales points during certain COVID-19-related lockdown periods during the year, partially offset by a significant increase in cellular equipment sales to wholesale customers.

Gross profit from equipment sales. The gross profit from equipment sales for the cellular segment in 2020 was NIS 94 million, compared with NIS 107 million in 2019, a decrease of 12%. This decrease mainly reflected the decrease in the volume of equipment sales, as described above, in addition to a decrease in profit margins from sales due to a change in the product mix.

Cost of service revenues. The cost of service revenues for the cellular segment decreased by 7% from NIS 1,514 million in 2019 to NIS 1,403 million in 2020. This decrease mainly reflected the decrease in depreciation and amortization expenses related to the cellular network, as well as the decrease in workforce and related expenses and in roaming expenses, partially offset by the increase in interconnect expenses due to the significant increase in outgoing call volumes related to the COVID-19 crisis (in parallel to the increase in incoming call volumes discussed above).

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the cellular segment in 2020 amounted to NIS 300 million, a decrease of 10% from NIS 334 million in 2019. The decrease mainly reflected the decrease in workforce and related expenses, which were partially offset by increases in amortization expenses and credit losses.

Total operating expenses ("OPEX"). Total operating expenses (OPEX is not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see "Item 5A.2" for reconciliation on a consolidated basis) for the cellular segment totaled NIS 1,253 million in 2020, a decrease of 4% or NIS 45 million from NIS 1,298 million in 2019, principally due to the decrease in workforce and related expenses, partially offset by the increase in interconnect expenses discussed above. See also note 22 to our consolidated financial statements. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses totaled NIS 1,703 million, a decrease of 8% compared with NIS 1,848 million in 2019.

Operating profit. Overall, operating profit for the cellular segment in 2020 was NIS 73 million, a decrease of 5% compared with NIS 77 million in 2019, mainly reflecting the decrease in cellular segment service revenues and the decrease in gross profit from equipment sales which were partially offset by the decrease in operating expenses including depreciation and amortization expenses and other expenses.

 Adjusted EBITDA. Adjusted EBITDA for the cellular segment was NIS 533 million in 2020, a decrease of 16% from NIS 635 million in 2019, largely for the same reasons as the decrease in operating profit (excluding depreciation and amortization expenses and other expenses). As a percentage of total cellular revenues, Adjusted EBITDA for the cellular segment in 2020 was 24% compared with 27% in 2019.

5A.3b          Fixed-Line Segment

Total revenues. Total revenues in 2020 for the fixed-line segment were NIS 1,129 million, an increase of 10% compared with NIS 1,028 million in 2019.

Revenues from services. Service revenues for the fixed-line segment totaled NIS 993 million in 2020, an increase of 7% compared with NIS 925 million in 2019. This increase mainly reflected the increase in revenues resulting from the growth in internet and TV services, which was partially offset by a decline in revenues from international calling services (including the market for wholesale international traffic) which continue to be adversely affected by the increased penetration of internet-based solutions. See also "Item 3D.2p The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services."

Revenues from equipment. Revenues from equipment sales for the fixed-line segment in 2020 totaled NIS 136 million, an increase of 32% compared with NIS 103 million in 2019, mainly reflecting an increase in the volume of sales of fixed-line equipment for both business and private customers.

Gross profit from equipment sales. The gross profit from equipment sales for the fixed-line segment in 2020 was NIS 51 million, compared with NIS 37 million in 2019, an increase of 38%, again largely a reflection of the impact of an increase in sales recorded from sales of internet-related equipment and devices.

Cost of service revenues. The cost of service revenues for the fixed-line segment increased by 6% from NIS 826 million in 2019 to NIS 873 million in 2020. This increase mainly reflected increased expenses related to the growth in fixed-line segment services (including workforce and related expenses and depreciation and amortization expenses) and an increase in interconnect expenses (in parallel to the increase in incoming call volumes discussed in the cellular segment above), partially offset by receipt of a government-mandated refund from Bezeq of approximately NIS 20 million of payments for access to the wholesale internet infrastructure in previous years and a decrease in international calling services expenses.

Selling, marketing, general and administrative expenses and credit losses. Selling, marketing, general and administrative expenses and credit losses for the fixed-line segment in 2020 amounted to NIS 159 million, an increase of 19% from NIS 134 million in 2019. The increase mainly reflected increased workforce and related expenses and depreciation and amortization expenses related to the growth in fixed-line segment services.

Total operating expenses ("OPEX"). Total operating expenses (OPEX is not a financial measure under IFRS and not necessarily comparable to similarly titled measures for other companies; see "Item 5A.2" for reconciliation on a consolidated basis) for the fixed-line segment totaled NIS 766 million in 2020, an increase of 2% or NIS 16 million from NIS 750 million in 2019. See also note 22 to our consolidated financial statements. Including depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation), total operating expenses for the fixed-line segment totaled NIS 1,032 million, an increase of 8% compared with NIS 960 million in 2019.

Operating profit. Operating profit for the fixed-line segment was NIS 23 million in 2020, an increase of 130% compared to NIS 10 million in 2019, mainly reflecting the impact of the growth in TV and internet services and the increase in gross profit from fixed-line segment equipment sales, which more than offset the increase in total operating expenses including depreciation, amortization expenses and other expenses (mainly amortization of employee share-based compensation).

Adjusted EBITDA. Adjusted EBITDA for the fixed-line segment was NIS 289 million in 2020, an increase of 33% from NIS 218 million in 2019. The increase resulted from the growth in TV and internet services and the increase in gross profit from fixed-line equipment sales, which were partially offset by the increase in total operating expenses (excluding depreciation, amortization and impairment expenses and other expenses (mainly amortization of employee share-based compensation)). As a percentage of total fixed-line revenues, Adjusted EBITDA for the fixed-line segment in 2020 was 26%, compared with 21% in 2019.

5A.4          SEASONALITY OF SERVICE REVENUES

Historically, our cellular service revenues and profitability tend to show some seasonal trends over the year, resulting mainly from revenues from roaming services which tend to increase during Jewish holiday periods and during the summer months. The seasonal trends in the years 2020 and 2021 were significantly disrupted by the impact of the COVID-19 crisis on roaming service revenues.

 There is no assurance that these trends will return in the future.

	Three months ended
NIS in millions	March 31	June 30	Sept. 30	Dec. 31
	(Unaudited)
Service Revenues

2019	624	642	658	636
2020	629	616	631	632
2021	639	649	672	675

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

In 2019, 2020 and 2021, following partial exercises of option warrants exercisable for Series G Notes (see also "Private placement of option warrants" below), the Company issued Series G Notes in a total principal amount of NIS 125 million, NIS 174.3 and NIS 26.5 million respectively.

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

In December 2021, the Company issued Series H Notes, in a principal amount of NIS 198.4 million, payable in five annual installments as follows: NIS 39.7 million payable in June 2025, NIS 19.8 million payable in June 2026, NIS 39.7 million payable in June of each of the years 2028 through 2029 and NIS 59.5 million payable in June 2030. The principal bears fixed annual interest of 2.08%, payable annually on June 25 of each year.

All Series Notes payable are unsecured non-convertible and listed for trading on the TASE.

All Series Notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Members of our Board of Directors and senior management may have purchased a portion of the various Series Notes through stock exchange transactions.

The table below sets forth the composition and terms of the Notes payable issued by the Company and outstanding at December 31, 2021:

	Principal amount	Annual interest rate	Interest payment terms	Original issuance date

Notes payable series F	384	2.16% fixed	Semi-annual	July 2017
Notes payable series G(*)	851	4% fixed	Annual	January 2019
Notes payable series H	198	2.08% fixed	Annual	December 2021

(*)    Includes Series G Notes issued pursuant to the option warrants described below.

The table below sets forth the payments of principal to be made on our Notes payable at December 31, 2021 (for payments including interest payments, see "Item 5B.5 MAIN SOURCES OF LIQUIDITY"):

	2022	2023	2024	2025 to 2026	2027 and thereafter	Total
	New Israeli Shekels in millions
Principal payments of long-term indebtedness:
Notes payable series F	128	128	128			384
Notes payable series G	85	85	85	255	341	851
Notes payable series H				60	138	198
Total	213	213	213	315	479	1,433

Private placement of option warrants

In April 2019, the Company issued in a private placement 2 series of untradeable option warrants that were exercisable for the Company's Series G Notes. The exercise period of the first series was between July 1, 2019 and May 31, 2020 and of the second series was between July 1, 2020 and May 31, 2021. The exercise price was NIS 88 for each Series G notes principal amount of NIS 100. The Series G Notes allotted upon the exercise of an option warrant were identical in all their rights to the Company's Series G Notes immediately upon their allotment, and were entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes allotted as a result of the exercise of option warrants were registered on the TASE. The total amount received by the Company on the allotment date of the option warrants (in April 2019) was NIS 37 million.

In 2019, 2020 and 2021, following partial exercises of option warrants which were exercisable for Series G Notes, the Company issued Series G Notes in a total principal amount of NIS 125 million, NIS 174.3 million and NIS 26.5 million, respectively.

As of December 31, 2021, no option warrants were outstanding.

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

Borrowing R: In December 2021, the Company received a long-term loan from a commercial bank in the principal amount of NIS 150 million. The borrowing bears unlinked interest at the rate of 2.55% per annum and will be paid in 5 annual installments, NIS 30 million payable in June 2025, NIS 15 million payable in June 2026, NIS 30 million payable in June of each of the years 2028 through 2029 and NIS 45 million payable in June 2030. The principal bears fixed annual interest of 2.55%, payable on June 30 and December 31 of each year.

Borrowings as of December 31, 2021 are set forth below:

	Annual interest rate	Interest payment terms	Original reception date

Borrowing P	2.38% fixed	Quarterly	December 2017
Borrowing Q	2.5% fixed	Quarterly	December 2017
Borrowing R	2.55% fixed	Semi-annual	December 2021

The table below sets forth the payments of principal to be made on our borrowings, as of December 31, 2021 (for payments including interest payments see "Item 5B.5 MAIN SOURCES OF LIQUIDITY":

	2022	2023	2024	2025 to 2026	2027 and thereafter	Total
	New Israeli Shekels in millions
Borrowing P	29					29
Borrowing Q	23	23	11			57
Borrowing R				45	105	150
	52	23	11	45	105	236

5B.3          FINANCIAL COVENANTS

Regarding Series F Notes, Series G Notes, Series H Notes, and borrowing P, borrowing Q and borrowing R, the Company is required to comply with financial covenants that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenants, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2021, the ratio of Net Debt to Adjusted EBITDA was 0.8

Additional stipulations mainly include:

•
Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes, borrowing P and borrowing Q;

•	Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes and borrowing R;

•	Shareholders' equity shall not decrease below NIS 700 million and no dividends will be declared if shareholders' equity will be below NIS 850 million regarding Series H notes;

•
With respect to notes payable series F, series G and series H: the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F, Series G and Series H, shall not exceed 1.25%, 1% or 1.25% respectively; and

•	The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions regarding all notes and borrowings.

The Group was in compliance with the financial covenants and the additional stipulations for the year 2021.

5B.4          TOTAL NET FINANCIAL DEBT

At December 31, 2021, total net financial debt (the sum total of current notes payable and borrowings (NIS 268 million) and non-current borrowings and notes payable (NIS 1,408 million) less cash and cash equivalents (NIS 308 million) and less short-term and long-term deposits (NIS 624 million)) amounted to NIS 744 million, compared to NIS 657 million (the sum total of current notes payable and borrowings (NIS 290 million) and non-current borrowings and notes payable (NIS 1,305 million) and financial liability at fair value (NIS 4 million) less cash and cash equivalents (NIS 376 million) and less short-term and long-term deposits (NIS 566 million)) at December 31, 2020.

At December 31, 2021, the current portion of our total financial debt (including future interest payments during 2022) amounted to NIS 314 million, as compared to NIS 337 million at December 31, 2020, and was composed of the amounts set forth in the table below. We intend to fund the repayment of the current portion of our Notes payable, borrowings and interest in 2022, through a combination of available cash, short term deposits and operational cash flow.

Current Portion Payable in 2022 as of December 31, 2021	NIS in millions

Principal on notes payable	213
Principal on borrowings	52

Accrued interest on notes payable	43
Accrued interest on borrowings	6
Total	314

Capital Expenditures. The communications business is highly capital intensive, requiring significant capital to acquire licenses, to construct and maintain communications networks and to purchase and install subscriber-end equipment. In 2021, capital expenditures also included expenditures on fiber-optics and related assets, subscriber equipment and installation, computer and information systems, property, leasehold improvements, furniture and equipment, costs of obtaining contracts with customers (under IFRS 15), and computer software.

In the years ended December 31, 2019, 2020 and 2021, our capital expenditures as represented by additions to property and equipment and intangible assets, amounted to NIS 578 million, NIS 595 million and NIS 680 million, respectively. The increase in capital expenditures from 2020 to 2021 mainly reflected the increased investment in the fiber-optic infrastructure and the increase in the computers and information systems.

During the years ended December 31, 2020 and 2021, the capital expenditures noted above included NIS 251 million and NIS 338 million (US$109 million), respectively, in our cellular and fiber-optic networks.

At December 31, 2021, our capital expenditure commitments totaled NIS 117 million, and were related almost entirely to our cellular and fixed-line networks and IT systems. For further information regarding our capital expenditure commitments at December 31, 2021, see "Item 5B.5 MAIN SOURCES OF LIQUIDITY".  For our current outlook on the short-term trend in capital expenditures, see "5D.2 Outlook".

Dividend payments. For the year ending December 31, 2021, the Company did not distribute any dividends.

5B.5          MAIN SOURCES OF LIQUIDITY

•	Cash on hand;

•	Operating cash flows, net of cash flows used for investing activities;

•	Issuance of notes payable and long-term borrowings;

•	Share issuance;

•	Short-term deposits; and

•	Long-term deposits.

Cash on hand. At December 31, 2021, we had NIS 308 million in cash on hand, compared to NIS 376 million at December 31, 2020.

Short-term deposits. At December 31, 2021, we had short-term deposits in an amount of NIS 344 million, compared to NIS 411 million at December 31, 2020.

Long-term deposits. At December 31, 2021, we had long-term deposits for periods ending in March 2023 and June 2023, in an aggregate amount of NIS 280 million, compared to NIS 155 million at December 31, 2020.

Cash flows from operating activities. Cash flows from operating activities totaled NIS 774 million (US$ 249 million) in 2021, a decrease of 2% compared to NIS 786 million in 2020. The decrease mainly reflected the impact of the increases in accounts receivables, following the advance payment of frequency fees to the Ministry of Communications in an amount of NIS 55 million, and in inventories, as well as a decrease in deferred revenues and other, partially offset by the impact of the increases in Adjusted EBITDA and in trade and other payables and provisions.

Adjusted Free Cash Flow for 2021 was negative NIS 43 million (US$ 14 million), a decrease of NIS 115 million compared to NIS 72 million for 2020 (Adjusted Free Cash Flow is calculated as cash flows from operating activities, net of cash flows from investment activities less investment in deposits, net, and net of lease principal payments and lease interest payments; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).

Reconciliation of cash flows to Adjusted Free Cash Flow	Year ended December 31,
	2020	2021
	NIS in millions
Cash flows from operating activities	786	774
Add Cash flows from investing activities	(581)	(727)
Deduct investment in deposits, net	14	58
Deduct lease principal payments	(129)	(130)
Deduct lease interest payments	(18)	(18)
Adjusted Free Cash Flow	72	(43)

Existing credit facilities. As of December 31, 2021, PHI had a short-term credit facility with a leading Israeli commercial bank in the amount of NIS 100 million. The Group's share in this facility is 50%. The facility is restricted for use by PHI only. As of December 31, 2021, no funds were drawn from this facility.

Notes payable issuance commitments. In April 2019, the Company issued in a private placement two series of untradeable option warrants that are exercisable for the Company's Series G Notes. The exercise period of the first series was between July 1, 2019 and May 31, 2020 and of the second series is between July 1, 2020 and May 31, 2021. In 2019, 2020 and 2021, following partial exercises of option warrants exercisable for Series G Notes, the Company issued Series G Notes in a total principal amount of NIS 125 million, NIS 174.3 million and NIS 26.5 million, respectively. As of December 31, 2021, no option warrants were outstanding.

The Series G Notes allotted upon the exercise of an option warrant are identical in all their rights to the Company's Series G Notes immediately upon their allotment, and are entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date. The Notes allotted as a result of the exercise of option warrants have been registered on the TASE. The total amount received by the Company on the allotment date of the option warrants was NIS 37 million.

Share issuance. In January 2020, the Company issued 19,330,183 shares of the Company to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 276 million and was used for general corporate purposes. The offering expenses totaled NIS 10 million.

Set forth below are our contractual obligations and other commercial commitments (undiscounted) as of December 31, 2021:

	Payments due by period (NIS in millions)
Contractual Obligations	Total	2022	2023-2024	2025-2026	2027 and thereafter

Notes Series F*	396	135	261
Notes Series G*	1,001	119	229	299	354
Notes Series H*	225	2	8	67	148
Long term borrowings*	264	58	43	51	112
Lease liabilities	784	139	216	151	278
Trade payables	705	705
Payables in respect of employees	99	99
Other payables	45	45
Commitments to pay for inventory purchases**	458	231	227
Commitments to pay for property, equipment purchases and software elements purchases (capital expenditures)**	117	117
Commitments to pay for rights of use of capacities and maintenance**	91	63	26	2
Total Contractual Cash Obligations	4,185	1,713	1,010	570	892

 *    The figures include expected payments of interest on our long-term debt (borrowings and notes payable).

**   See note 17 to the consolidated financial statements

 The Company currently believes that its cash flows from operations, together with its cash on hand, and short and long-term deposits, will provide sufficient liquidity and resources to fund on-going operations, expected capital expenditure needs, payment of amounts due on our notes and borrowings, as well as other existing material commitments as of December 31, 2021, for the forseeable future. However, the actual amount and timing of our future requirements may differ materially from our current estimates. See also “Item 5D.2 Outlook".

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

5D.2          OUTLOOK

The results of the year 2021 continued to be materially negatively affected by the COVID-19 crisis which continued to significantly restrain revenues from roaming services, although to a lesser extent than in 2020. Competition in the Israeli telecommunications market continued to remain intense, across both cellular segment services and fixed-line segment services, as well as in the market for equipment and device sales. Whilst operating profit increased by 70% in 2021 and Adjusted EBITDA increased by 12%, the increases largely reflected growth in the cellular and fiber-optic subscriber bases, the continuation of which is highly dependent on the level of intensity of competition in these markets.

The increase in profits in 2021 also partly reflected a moderate increase in revenues from roaming services, which will continue to be highly dependent on the trajectory of COVID-19 in 2022.

During 2021, capital expenditures payments, as represented by cash flows used for the acquisition of property and equipment and intangible and other assets, increased from NIS 573 million in 2020 to NIS 672 million, an increase of NIS 99 million, mainly reflecting increased cash flows used for investment in the fiber-optic infrastructure and in computers and information systems. The Company currently expects that capital expenditures payments will increase further in 2022, by approximately the same amount as the increase that was recorded in 2021 to be followed by a significant decrease in the following year, following the planned completion of the major phase of deployment of the fiber-optic infrastructure by the end of 2022.

 As in 2021, the Company's continued investment in the 5G cellular network is not expected to have a significant impact on capital expenditures payments in 2022.

Adjusted Free Cash Flow for 2021 was negative NIS 43 million (US$ 14 million), a decrease of NIS 115 million compared to NIS 72 million for 2020 (which as shown in "Item 5B.5 MAIN SOURCES OF LIQUIDITY" is calculated as the sum of cash flows from operating activities and cash flows from investing activities less investment in deposits, net and net of lease principal payments and lease interest payments; Adjusted Free Cash Flow is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies).

For 2022, the impact of the expected increase in capital expenditure payments on Adjusted Free Cash Flow is expected to be offset by other factors, including the impact of the advance-payment of frequency fees to the Ministry of Communications that was made in 2021. Further, depending on regulatory and other developments in the market as well as any continued impact of the COVID-19 disease crisis on our business and operations, Adjusted Free Cash Flow for 2022 may also decline further from the level in 2021. However, we believe that cash flows from our operations, together with our cash on hand and our short-term deposits totaling over NIS 650 million as of December 31, 2021, will provide us with enough liquidity and resources to fund our on-going operations, expected capital expenditure needs, payment of interest and principal due on our notes and borrowings, as well as other material commitments, at least for the next twelve months.  However, the actual amount and timing of our future requirements may differ materially from our current estimates.

The statements above under this section regarding trends are “forward-looking” statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular and fixed-line usage, trends in the Israeli telecommunications industry in general, possible regulatory and legal developments and trends in general economic conditions. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 8A. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed above might not occur, and actual results may differ materially from the results anticipated.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.          Directors and Senior Management

6A.1          DIRECTORS

Below is a list of the directors of the Company as of the date of this Annual Report.

Name of Director	Age	Position
Osnat Ronen (5) (6)	59	Chairperson of the Board of Directors
Richard Hunter	52	Director
Roly Klinger(1)(2)(3)(4)	62	Director
Jonathan Kolodny(1)(2)(3)(4)	52	Director
Michal Maron-Brikman(1)(2)(3)(4)	52	Director
Yehuda Saban	42	Director
Yossi Shachak	76	Director
Ori Yaron	56	Director
Shlomo Zohar(1)(2)(4)	70	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	External Director under the Israeli Companies Law (See “Item 6C Board Practices”)

(4)	Independent Director under NASDAQ rules and under the Israeli Companies Law

(5)	Independent Director under NASDAQ rules

(6)	Appointed by the Israeli founding shareholders

Osnat Ronen has been a director in the Company since December 2009 and was appointed to serve as Chairman of the Board of Directors in November 2019. She is also a member of the Security Committee. Ms. Ronen currently serves on the Board of Directors of Discount Capital Underwriters. She also volunteers as a director of the College for Management (Michlala Le-Minhal). Ms. Ronen serves as one of the founders of Wecheck Ltd. and serves on the Board of Directors and as President. Ms. Ronen founded FireWind 01 GP in 2015 and has since served as its general partner until 2019. Ms. Ronen has also served as an advisor to Liquidnet, Inc. from 2013 to 2015. Until March 20, 2021, Ms. Ronen served on the Board of Directors of Fox-Wizel Ltd. Between 2013 and 2018, Ms. Ronen served on the Board of Directors of Mizrahi Tefahot Bank Ltd. as Head of the Audit Committee. Ms. Ronen also served on the Board of Directors of Perion Networks Ltd. during 2016-2017. Ms. Ronen also served as a volunteer on the Board of Directors of Yissum Research Development Company of the Hebrew University of Jerusalem until December 2018. Previously she served as a General Partner of Viola Private Equity from 2008 until 2013. From 1994 to 2007, Ms. Ronen served in various positions at Bank Leumi Le Israel BM, including as the Deputy Chief Executive Officer of Leumi Partners Ltd. from 2001 to 2007 and as Deputy Head of the Subsidiaries Division of the Leumi Group from 1999 to 2001. Between 2004 and 2007, Ms. Ronen also led the strategic planning, deployment and execution of the Bachar Reform, one of Israel’s largest financial reforms, at Leumi Group. As part of the implementation, Ms. Ronen managed the sale of Leumi’s holdings in mutual, provident and training funds. Ms. Ronen served on the Board of Directors of several portfolio companies of Viola including: Amiad Water Systems Ltd., Orad Hi-tech Ltd., Aeronautics Ltd., Degania Medical Ltd. and Matomy Media Group Ltd. Ms. Ronen holds a B.Sc. in mathematics and computer science from Tel Aviv University and an M.B.A. from the Recanati School of Business Administration at Tel Aviv University.

Richard Hunter was appointed to the Board of Directors of Partner in November 2019. He is Chairman of the Board of Directors of Holmes Place International Ltd., serves on the Board of Directors of Delta Galil Industries Ltd., Samelt MCA Ltd. and Trigo Vision, and served as a director at SodaStream International Ltd. until their sale to Pepsi Co. Currently Mr. Hunter is a founding partner in Green Lantern, a private equity fund. Previously he served as CEO of McCann Erickson Israel from 2012 until 2016. During the years 2010 until 2012, Mr. Hunter served as CEO of Shufersal Ltd. and as CEO of 013 Netvision from 2007 until 2010. Prior to that Mr. Hunter was a Partner at Mckinsey and Company from 1999-2007. Mr. Hunter is an accounting and financial expert, holds an LL.B from the College of Management, Tel-Aviv and an M.B.A from INSEAD Business School.

Roly Klinger was appointed to the Board of Directors of Partner in October 2020. She served from 2018 until 2021 as an External Director in Delek Royalties (2012) Ltd. (Tomer Energy Royalties (2012) Ltd.), as Chairman of the Audit Committee and the Compensation Committee and a member of the finance committee. Ms. Klinger served from 2017 until 2020 as the Director of Refinance, Vice President Legal & Regulatory Affairs and Company Secretary of IBC Israel Broadband Company (2013) Ltd. Ms. Klinger served as Partner's Chief Legal Counsel and Company Secretary from 1998 until 2012 and in 2012 until the end of 2015 she served as Vice President, Business Development, Legal & Regulatory Affairs. During this period she continued to serve as Partner Corporate Secretary until 2015. Ms. Klinger served as Vice President Legal Affairs and Company Secretary of Keshet Broadcasting Ltd. from 1994 until 1998. Ms. Klinger is a Member of the Israeli Bar Association. Ms. Klinger holds an LL.B degree from Tel Aviv University, M.A. in Conflict Research Management and Resolution (Research Track), graduated with honors, from the Hebrew University in Jerusalem. Ms. Klinger graduated from the Advanced Management Program (AMP 182) - Harvard Business School.

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

Michal Marom-Brikman was appointed to the Board of Directors of Partner effective January 2021. She serves on the Board of Directors of a variety of companies traded both in Israel as well as abroad including, Halman Aldubi Investment House Ltd., OPC Energy Ltd., Cipia Vision Ltd., Dan Transportation and The Moinian Group. Ms. Marom-Brikman served in the past as a director in various companies including: Israel Union Bank Ltd., Arko Holdings Ltd., BiondVax Pharmaceuticals Ltd., and Electreon Wireless Ltd. Ms. Marom-Brikman is a certified public accountant in Israel. Ms. Marom-Brikman holds a B.A in Business Management and Economics specializing in accounting from the College of Management Academic Studies and an M.A in Finance from the Baruch College of Management, NYU.

Yehuda Saban was appointed to the Board of Directors of Partner in April 2015. Mr. Saban served between 2011- mid 2015 as Vice President Economics & Regulation and FLNG (Floating Liquefied Natural Gas) manager at Delek Drilling & Avner oil exploration. Previously, Mr. Saban served over 6 years in various capacities with the budget department of the Ministry of Finance as Manager of the Telecommunications and Tourism Unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban served on the Board of Directors of Israel Opportunity Energy Resources LP and as Chairman of its Compensation and Audit Committee from mid 2015 until July 2021. Mr. Saban also serves as manager of Israeli operations and EVP of Business Development at Ellomay Capital Ltd. Mr. Saban holds a B.A. in Economics & Business Management (graduated with honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem.

Yossi Shachak was appointed to the Board of Directors of Partner in November 2019. Mr. Shachak is a consultant to boards of directors, and a board member of public and private companies including, the Azrieli Group Ltd., Tefron Ltd., Southern Properties Ltd. and Emilia Development (O.F.G) Ltd. Mr. Shachak served as President of the Institute of Certified Public Accountants from 1988 to 1992 and as a director on behalf of the public at the Tel-Aviv Stock Exchange from 1980 to 1986 and from 2000 to 2006. Mr. Shachak is a certified public accountant and is a graduate of accounting from the Hebrew University in Jerusalem.

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

Shlomo Zohar was appointed to the Board of Directors of Partner in October 2020. He serves as a director at Delek USA Energy, Inc., Ham-Let (Israel –Canada) Ltd. and Isras Investment Company Ltd. Between January 2006 and December 2009, Mr. Zohar served as a member and chairman of the boards of directors of Israel Discount Bank Ltd., Mercantile Discount Bank Ltd., Israel Discount Capital Markets & Investments Ltd. and Israel Credit Cards, Ltd. During this time, Mr. Zohar also served as a member and vice chairman of the board of directors of Israel Discount Bank of New York and as a member of the board of directors of Discount Bancorp, Inc. Mr. Zohar served as Chief Executive Officer of A.D.O. Group Ltd. from July 2011 until December 2018 and served as an executive vice chairman of the Board of ADO Properties SA. Mr. Zohar served from 2018 until October 2020 as a director at B Communications Ltd. Since June 2018, he serves as chairman of the executive committee at Bar Ilan University. From 1980 to December 2005, he was a partner in the accounting firm of Zohar, Zohar & Co., CPA (Isr). Mr. Zohar is a certified public accountant in Israel. He holds a B.A. in Economics and Accounting from Bar-Ilan University and an MBA degree from McGill University.

6A.2          SENIOR MANAGEMENT

Below is a list of the Senior Management of the Company as of the date of this Annual Report:

Name of Officer	Age	Position
Avi Zvi	51	Chief Executive Officer
Tamir Amar	48	Deputy CEO & Chief Financial Officer
Addie Koren	49	Chief Operating Officer & Vice President Human Resources
Sarit Hecht	47	Vice President, Chief Legal Counsel & Corporate Secretary
Ori Gal	49	Vice President, Marketing
Yael Gaoni	50	Vice President, Communications
Yigal Giladi*	46	Vice President, Engineering Division
Snir Niv	35	Vice President, Regulations Division
Galit Shakalo Offenberg	44	Vice President, Customer Service Division
Yakov Truzman	51	Vice President, Deputy CEO-Sales
Roi Zohar*	44	Vice President, Information Technology Division

*Effective November 28, 2021, Yigal Giladi replaced Yaron Eisenstein as the Company's Vice President Engineering Division and effective January 16, 2022, Roi Zohar replaced Yaron Eisenstein as the Company's Vice President IT Division.

Avi Zvi was appointed as Chief Executive Officer effective June 1, 2021. Prior to joining the Company, Mr. Zvi served for ten years as CEO of Reshet, a major commercial broadcaster in Israel. Prior to that, he served as CEO of Ofer Media, as Deputy CEO of Netvision and in various positions at Yes and Microsoft Israel.

Tamir Amar was appointed as Chief Financial Officer of Partner effective February 1, 2018. In June 2020, he also assumed the position of Vice President Fiber-Optics and in June 2021 he was also appointed as Deputy CEO of the Company. Prior to joining the Company, Mr. Amar served since 2013 as the CEO of Vaporjet Ltd., a leading and global manufacturer of nonwoven hydroentangled spunlace goods. From 2005 until 2013 he served as the CFO of Raval ACS Ltd., a global public company that fully owns 12 subsidiaries in Israel and abroad and develops, manufactures and sells unique products for the global automotive industry. Mr. Amar holds a B.A. in Economics and Accounting and an M.B.A. specializing in finance from Ben Gurion University.

Addie Koren was appointed as Chief Operating Officer & Vice President Human Resources in June 2021. Before joining Partner, Ms. Koren served for ten years as COO of Reshet, a major commercial broadcaster in Israel. Prior to that she served as VP HR and COO at Netvision and in various HR positions at Strauss and MATAV communications. Ms. Koren has a B.A. from Tel Aviv University and a Management (MSM), M.S. from the Polytechnic NY.

Ori Gal joined Partner as Vice President Marketing in October 2021. Prior to joining Partner, Mr. Gal served as CEO of Leo Burnett Israel, a leading creative agency from 2020 until joining the Company and as VP Marketing & Business Development for Yes from 2013 until 2018. He also served as Head of Strategy at Partner from 2005 until 2010 and as a consultant at Shaldor Consulting from 2003 until 2005. Mr. Gal holds an LL.B degree from the Hebrew University in Jerusalem and an M.B.A from the Wharton School.

Yael Gaoni was appointed as Vice President Communications in July 2021. Prior to joining Partner, she served since 2009 as VP Communications and Spokeswoman at the commercial broadcaster Reshet 13. Ms. Gaoni has a B.A in Communications from Ramat Gan Academic College and an M.A in Communications from the Reichman University.

Yigal Giladi was appointed as Vice President Engineering Division in November 2021, after having previously served as head of operations information technology in the Company since 2016. Prior to that Mr. Giladi held a variety of positions in the Company's Technology Division since joining in 1998. Mr. Giladi holds a B.A. in Business Management and Information Systems Analysis from the Ono Academic College and is currently completing the Recanati Executive M.B.A Program at Tel Aviv University.

Sarit Hecht joined Partner as Vice President, Chief Legal Counsel and Corporate Secretary in June 2021. Prior to joining the Company, Ms. Hecht served from 2013 as Vice President and General Counsel-Keshet Broadcasting Ltd. Prior to that Ms. Hecht served from 2008 until 2013 as Vice President Business Development and Regulation-Global Wind Energy, jointly owned by Ampal and Clal Industries and Investments and beforehand as Company Secretary of Clal Industries and Investments Ltd. Ms. Hecht holds an LL.B from Tel Aviv University, an LL.M from Georgetown University Law Centre in Washington D.C. and attended the Program on Negotiation of Harvard Law School. Ms. Hecht is a member of the Israel Bar Association.

Snir Niv was appointed as Vice President of Regulation in October 2020. Before joining Partner, he led for the past 7 years significant reforms in a variety of areas in the Budget Department of the Ministry of Finance, such as, the reform of the ports, the dairy sector, the electricity sector and in the Mekorot company. In his last position, he was managing the country’s budgets for transportation, energy, water and agriculture. Mr. Niv holds a B.A in Economics with honors (Magna Cum Laude) and a M.B.A. with honors (Summa Cum Laude) in the excellence program at the Hebrew University in Jerusalem.

Galit Shakalo-Offenberg was appointed as Vice President Customer Services in October 2021. Prior to joining the Company, she served as chief manager of the customer service division of Cellcom since March 2015. Previously she served for 7 years as head of customer service at Netvision Ltd. Ms. Shakalo- Offenberg holds a B.A majoring in statistics from Haifa University.

Yakov Truzman was appointed in May 2019 as Vice President Business and Sales Division, after having served as Vice President Business Division from March 2018. In June 2021, he was appointed as Deputy-CEO Sales of the Company. Prior to that, Mr. Truzman served as Vice President Business Division at Bynet Data Communications from 2016 until joining the Company. Prior to that, Mr. Truzman served from 2011 until 2015 as the Vice President of Sales of the HOT Group. During the years 2001 until 2011, Mr. Truzman served in several managerial positions in the Cellcom Group, including department manager of business customers. Mr. Truzman holds a B.A. in behavioral sciences, management and economics from Ben Gurion University.

Roi Zohar was appointed as Vice President of Information Technology Division in January 2022. Prior to joining the Company, he served since 2017 as CIO and COO of GI Private Holding Company, from 2014 until 2017 as CIO of Cellcom Israel Ltd. and from 2011 until 2014 as VP IT & CIO at Ness Technologies. Mr. Zohar has a B.A. with honors in managing with expertise in information systems & financials and an M.B.A. from Beer-Sheva University.

Appointments and Resignations

None of the above directors has any family relationship with any other director or senior manager of the Company. None of the above members of senior management has any family relationship with any other director or senior manager of the Company.

Mr. Barry Ben Zeev resigned from our Board of Directors effective November 1, 2021.

In April 2021, Mr. Isaac Benbenisti resigned as Chief Executive Officer, and in May 2021 Mr. Avi Zvi was appointed as the Company’s Chief Executive Officer effective June 1, 2021.

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

Pursuant to the provisions of the Israeli Companies Law, the compensation policy of a company shall be submitted for the approval of the general meeting of shareholders, at least once every three years. We first adopted a compensation policy that sets forth the guidelines and framework for the mode of compensation of the Company’s Office Holders following the approval of the Company’s shareholders, at the extraordinary general meeting of shareholders, held on October 17, 2013 (the “Former Compensation Policy”). A new Compensation Policy was approved by the Company’s shareholders at the annual general meeting of shareholders (“AGM”) held on October 29, 2019 and was amended by the extraordinary meeting of shareholders held on March 18, 2020 and by the annual general meeting of shareholders held on October 29, 2020 (the “Compensation Policy”). The Compensation Policy sets forth the principles and procedures for determining Office Holders’ compensation, including ongoing remuneration, bonuses (including annual bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release. The Compensation Policy revises the Former Compensation Policy with respect to various matters and issues that needed to be updated and amended since the adoption of the Former Compensation Policy, due to changes in market practices since then, as well as adaption to legislative changes. See Exhibit 15.(b).1.

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

Compensation for senior management may also be provided in the form of equity-based compensation which includes stock options to purchase our ordinary shares and restricted shares. In 2021, options were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan to purchase up to 2,861,879 of our ordinary shares at a weighted average exercise price of NIS 15.39 (US$ 4.95) per option with some of the options vesting at the earliest in March 2022, unless vesting is accelerated due to a change of control event, as currently anticipated by the Company. These options will expire at the latest by November 2027. In addition, in 2021, 596,745 restricted shares were granted to our senior management under the 2004 Amended and Restated Equity Incentive Plan, with some of the restricted shares vesting at the earliest in March 2022. For more information, see “Item 6E.2 Equity Incentive Plan”.

The aggregate compensation paid, and benefits in kind granted to or accrued on behalf of all our directors and senior management for their services in all capacities to the Company and its subsidiaries during the year ended December 31, 2021, was approximately NIS 41 million (US$ 13 million). This amount included approximately NIS 6 million (US$ 1.9 million) set aside or accrued to provide pension and retirement benefits on behalf of all our senior management during the year ended December 31, 2021.

Highest Office Holder Compensation

A.	The table below sets forth information regarding compensation on an individual basis for the five Office Holders with the highest compensation for the year 2021.

Details of the Compensation Recipient		Compensation for services (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)						Other compensation & vehicle (the compensation amounts are displayed in terms of cost for the Company) (NIS thousands)		Total (NIS thousands)
Name	Position	Payroll & Related expenses		Annual & Special Bonus		Share-based payments(9)		Other
Avi Zvi	Chief Executive Officer	1,131		750		3,552	(1)	1,550	(2)	6,983
Tamir Amar	Deputy CEO & Chief Financial Officer	1,604		968		1,335	(3)	336	(2)	4,243
Yakov Truzman	Vice President Business & Sales Division	1,386		868		1,317	(4)	372	(2)	3,943
Isaac Benbenisti	Former Chief Executive Officer	1,071	(5)	1,286	(6)	(352	)(7)	268	(2)	2,273
Addie Koren	Chief Operating Officer& Vice President Human Resources	650		243		1,003	(8)	443	(2)	2,339

(1)
In 2021, 1,143,005 share options and 215,661 restricted shares were granted to Mr. Avi Zvi with a vesting period of up to four years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) was approximately NIS 4.2 million and the fair value of the restricted shares was approximately NIS 3.4 million.

(2)	“Other compensation” includes: expenses for retirement that were accumulated during the reporting period of this Annual Report and will be paid only upon retirement and vehicle expenses.

(3)
In 2018, 245,887 share options and 79,118 restricted shares were granted to Mr. Tamir Amar with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

In 2021, 280,814 share options and 60,182 restricted shares were granted to Mr. Tamir Amar with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) was approximately NIS 1.2 million and the fair value of the restricted shares was approximately NIS 1.0 million.

(4)
In 2018, 272,968 share options and 86,451 restricted shares were granted to Mr. Yakov Truzman with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) was approximately NIS 0.9 million and the fair value of the restricted shares was approximately NIS 1.4 million.

In 2021, 285,979 share options and 60,329 restricted shares were granted to Mr. Yakov Truzman with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) was approximately NIS 1.2 million and the fair value of the restricted shares was approximately NIS 1.0 million.

(5)
Mr. Benbenisti's monthly salary (gross) was in an amount of NIS 150 thousand, linked to the CPI as of the index June 2015 (at the end of April 2021 the monthly salary (gross) was NIS 152.5 thousand). In addition, Mr. Benbenisti was entitled to reimbursement for the cost of vehicle use and maintenance as well as accepted related terms that are usually granted to the other office holders and other benefits in accordance with the Company's compensation policy and procedures (including indemnification, release and insurance arrangements as customary in the Company) and social benefits including sick days, vacation and allocations to plans and funds.

(6)
The annual bonus for the months during 2021 for which Mr. Benbenisti served as CEO was based on two elements: (a) 90% - Company targets (see below) while using the main performance indices determined by the compensation committee and Board of Directors after approval of the Company's annual budget, and (b) 10% - CEO performance evaluation for that year by the compensation committee and Board of Directors, based on qualitative and quantitative criteria. The minimum criterion for receiving the annual bonus was that the Company achieved as least 80% of the Company's targets for 2021 and that the total EBITDA of 2021 shall not have decreased by more than 35% of the EBITDA from 2020.

With respect to the amount of the annual bonus, tiers were set to calculate the amount of the bonus according to the former CEO's global achievement rate with respect to all of the elements of the annual bonus (a weighted score of the Company targets and an evaluation of the former CEO's performances), as follows: achievement at a rate lower than 80% will not entitle the CEO to an annual bonus; achievement at a rate between 80%-120% will entitle the CEO to 80%-120% of the annual bonus budget; achievement at a rate that exceed 120% will entitle the CEO to 120% of the annual bonus budget.

The former CEO's Company targets for the year 2021 were determined by the Board of Directors of the Company in March 2021, based on the annual work plan of the Company for the year. They included eight individual targets: (1) Company EBITDA target with a weight of 30% of the Company's targets (2021 achievement rate: 101%); (2) Free Cash flow target with a weight of 15% of the Company's targets (2021 achievement rate: 137%); (3) Cellular ARPU Base (2021 achievement rate: 79%) and subscriber target (2021 achievement rate: 200%) with a weight of 15% of the Company's targets; (4) Sale of equipment profits target with a weight of 5% of the Company's targets (2021 achievement rate: 91%); (5) Fixed line income target with a weight of 10% (2021 achievement rate: 99%); (6) TV combined index target ARPU (2021 achievement rate: 97%) and subscriber target (2021 achievement rate: 75%) with a weight of 10% of the Company's targets; (7) Fiber combined index ARPU (2021 achievement rate: 100%) and subscriber target with a weight of 10% of the Company's targets (2021 achievement rate: 105%); (8) Reducing customer complaint target with a weight of 5% of the Company's targets (2021 achievement rate: 79%).
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

The global achievement rate of the former CEO of all of the elements of the annual bonus for the relative portion of 2021 for which Mr. Benbenisti served as CEO was 102%.

(7)
In 2018, 810,027 share options and 194,064 restricted shares were granted to Mr. Isaac Benbenisti, in his capacity as the Company's CEO with a vesting period of up to four years. The exercise price of the options is NIS 18.86 which constitutes a premium of 5% on the average share price of the Company on the Tel-Aviv Stock Exchange, during the 30 days preceding the grant date. The theoretical fair value of the share options (according to Black-Scholes model) was approximately NIS 3.4 million and the fair value of the restricted shares was approximately NIS 3.4 million. Mr. Benbenisti's options and restricted shares vested in four tranches: 25% of the entire amount on October 28, 2019, 25% of the entire amount on October 28, 2020, 25% of the entire amount on October 28, 2021 and the rest were forfeited. With respect to the restricted shares, each tranche was conditioned on the achievement of at least 80% of the Company targets of each year.

(8)
In 2021, 308,474 share options and 59,050 restricted shares were granted to Mrs. Addie Koren with a vesting period of up to three years and subject to the fulfillment of performance targets. The theoretical fair value of the share options (according to Black-Scholes model) was approximately NIS 1.2 million and the fair value of the restricted shares was approximately NIS 0.9 million.

(9)
These sums represent the relative portion of the expenses of all option and restricted share allocations recorded during the reported period and include expenses for the 2021 vesting period of options and restricted shares (including those which have not fully vested yet).

In accordance with the 2004 Amended and Restated Equity Incentive Plan, under certain conditions, the share options and the restricted shares are entitled to vesting acceleration upon a change in control event. As of December 31, 2021, the Company estimated that a future change of control event was probable as a result of the possible Transaction by the Offerer referred to in Item 3D.3a and the table above reflects such vesting acceleration. The Transaction is subject to MOC approval.

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

–
The Israeli Companies Law, requires that at least two members of the Board of Directors satisfy the conditions of ”external directors”, which also satisfies the conditions of an Israeli independent director (“bilty taluy”). Three of our nine directors are external directors and satisfy the conditions of both Israeli independent directors and independent directors according to NASDAQ criteria. Two additional directors, (who are not external directors) satisfy the conditions of independent directors according to NASDAQ criteria, one of whom satisfies the conditions of an Israeli independent director. Therefore, the requirement of NASDAQ Rule 5605(b), that a majority of the Board of Directors be comprised of independent directors, is presently satisfied. However, in previous years and possibly in the future, we were and may not be in compliance with this NASDAQ requirement, since it is not a requirement under Israeli Companies law as stated above.

6C.5a          BOARD COMMITTEES

The Company’s Articles of Association provide that the Board of Directors may delegate its authorities or any part of them to committees of the Board of Directors as it deems appropriate, subject to the provisions of the Israeli Companies Law. Our Board of Directors has established an audit committee, a compensation committee, a security committee and an investment committee.

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

Our audit committee is comprised of four Board of Directors members: Dr. Jonathan Kolodny (committee chairman; external director), Ms. Roly Klinger (external director), Ms. Michal Marom-Brikman (external director) and Mr. Shlomo Zohar. All of the audit committee members meet the SEC’s definition of independent directors for the purpose of serving as audit committee members as well as the Israeli Companies Law’s definition of Israeli independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

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

Our compensation committee is comprised of four Board of Directors members: Dr. Jonathan Kolodny (committee chairman; external director), Ms. Roly Klinger (external director), Ms. Michal Marom-Brikman (external director) and Mr. Shlomo Zohar. All of the compensation committee members meet the SEC’s definition of independent directors for the purpose of serving as the compensation committee members as well as the Israeli Companies Law’s definition of Israeli independent directors. In accordance with the SEC definition of “independent” director, none of them is an affiliated person of Partner or any subsidiary of Partner.

6C.5d	SECURITY COMMITTEE

Pursuant to an amendment to our license from April 2005, a Board of Directors committee has been formed to deal with security matters. Only directors with the required clearance and those deemed appropriate by Israel’s General Security Service may be members of this committee. The committee must consist of at least four members, who are subject to the clearance required from the Israeli General Security Service and at least one external director. Where any matter requires a Board of Directors’ resolution and it is a security matter, then the committee should be authorized to discuss and to resolve such security matter and the resolution should bind the Company. However, in cases where the security matter concerned requires review by the Board of Directors or the audit committee according to the Israeli Companies Law or other applicable law, such as a transaction with a related party, it should be submitted for approval in accordance with the requirements of the applicable U.S. law, the Israeli Companies Law and any other applicable laws, provided that, in any case, only directors with security clearance can participate in any forum which will deal with security matters. In April 2005, our Board of Directors approved the formation of the security committee to consist of four Israeli directors, who are subject to Israeli security clearance and security compatibility to be determined by the General Security Service. Currently, Ms. Osnat Ronen (committee chairman), Dr. Jonathan Kolodny, Mr. Richard Hunter and Mr. Ori Yaron are members of the security committee.

6C.5e	Investment Committee

In July 2021, our Board of Directors appointed an investment committee. The investment committee is authorized to discuss and recommend to the Board of Directors of the Company regarding policy on the following matters: working capital management and liquidity, use of financial instruments and CAPEX investments, and to approve activities within the framework of the policy rules to be approved by the Board of Directors. Our investment committee is comprised of five Board of Directors members: Mr. Shlomo Zohar (committee chairman), Ms. Osnat Ronen, Mr. Yehuda Saban, Mr. Ori Yaron and Ms. Michal Marom-Brikman.

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

For information concerning the direct and indirect personal interests of certain of our Office Holders and principal shareholders in certain transactions, see "Item ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS".

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

(5)	Expenses, including reasonable legal expenses fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law.

(6)	Any other matter in respect of which it is permitted or will be permitted under any law to insure the liability of an Office Holder in the Company.

6D.          Employees

The number of full-time equivalent employees at year-end 2019, 2020 and 2021, according to their activity, was as follows:

	2019	**	2020	2021

Customer service*	1,456		1,370	1,257
Sales and sales support*	541		491	537
Information technology	403		388	372
Marketing and Content	56		52	48
Finance	88		85	86
Human Resources, Administration & Security	91		86	86
Operations & Logistics	136		122	121
Remaining operations	63		61	67
TOTAL	2,834		*** 2,655	**** 2,574

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

*** During the first half of 2020, in light of the COVID-19 crisis the Company temporarily reduced the workforce by putting a significant number of employees on unpaid leave. As of December 31, 2020, due to the COVID-19 crisis, an additional 90 full time employees were on unpaid leave from the Company.

****See "Item 3D.2f Covid-induced work patterns and changes in the labor market due to competition for technical and professional personnel have created substantial difficulties in the recruitment and retention of personnel.”

The 3-year collective employment agreement that we signed in 2016 with the employees' representatives and the Histadrut, the employees' union, was renewed in March 2019 and again in December 2021 for a period of three years (2022-2024). As in the previous agreements, the organizational chapter includes, among others, provisions regarding manning and changing of positions, termination of employment tenure and a dispute resolution mechanism. The economic chapter includes, among others, provisions regarding terms of employment, benefits and welfare and provides for annual bonuses to employees and a profit sharing mechanism provision under certain conditions. The agreement applies to the Company's employees, excluding certain managerial and specific positions.  See also "Item 3D.2k  The unionization of our employees has negatively affected and may continue to negatively affect our financial results.”

In addition, we are subject to various Israeli labor laws and practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut and the Coordinating Bureau of Economic Organizations, the federation of employers’ organizations. Such laws, agreements and orders cover a wide range of areas and impose minimum employment standards including, working hours, minimum wages, vacation and severance pay, and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth, disabled persons and army veterans. We believe that our relations with our employees are good.

Our employees are entitled to a pension insurance in the following amounts (amounts vary according to choice of a pension fund or a manager’s insurance fund): employer provision for pension and compensation: 12.5% - 17.33% of the employee’s salary and employee provision for pension: 6% -7% of the employee’s salary.

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

6E.          Share Ownership

6E.1          SHARE OWNERSHIP OF DIRECTORS AND SENIOR MANAGEMENT

As of February 1, 2022, to the best of the Company’s knowledge, none of our directors or senior management held more than one percent of our issued and outstanding ordinary shares, including restricted shares, restricted share units (see below for an explanation), and options to acquire ordinary shares. Directors and senior management do not have different voting rights than other shareholders of the Company.

As of February 1, 2022, our senior management held, in the aggregate, outstanding options to purchase up to 3,037,249 of our ordinary shares, of which 77,659 options were vested and exercisable as of that date, in addition to 655,329 “restricted shares” of which 21,778 restricted shares were vested as of that date (as described in "Item 6E.2 Equity Incentive Plan" below). As of such date, no senior management member held options and restricted shares together to purchase one percent or more of our issued and outstanding shares. No options or restricted shares have been granted to our directors.

The table below sets forth the number of outstanding options held by our senior management of the Company, including the CEO of the Company, according to exercise price and expiration date as of February 1, 2022:

Option expiration year (*)	Number of outstanding options held	Weighted average exercise price (NIS)
2022	437,726	15.15
2023	2,332,996	15.39
2026	175,370	13.94
2027	91,157	16.61
TOTAL	3,037,249	15.31

(*) The vesting schedule takes into account the acceleration of the vesting of certain grants based on a probable future change of control event, see footnote 9 to the table in Item 6B- Highest Office Holder Compensation and note 21(b)(1) of the consolidated financial statements.

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

Acceleration of vesting upon Change in Control. In the event that within six months after a Change in Control of the Company, as defined in the Plan, the employee's employment is terminated for any reason (other than termination for Cause as defined in the Plan), whether by the Company or by the employee, or if a notice of such termination was provided during the said six month period (even where the actual termination of employment occurs following such six month period), the vesting of granted securities and exercisability of outstanding granted securities shall be immediately accelerated.

Adjustments. Upon the occurrence of any merger, consolidation, reorganization or similar event or transaction (e.g., subdivision or consolidation), equitable changes or adjustments to the number of shares subject to each outstanding option and RSU will be made in order to prevent dilution or enlargement of the option and RSU holders’ rights and appropriate adjustments shall be made in the number and other pertinent elements of any outstanding restricted shares, with respect to which restrictions have not yet lapsed prior to any such change.

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

 Merger; Consolidation; Reorganization. Upon certain events including a merger, reorganization and consolidation, granted securities shall, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: be substituted for similar granted securities to purchase shares of a successor entity, be assumed by a successor entity, be substituted for similar “phantom” granted securities of the Company or the successor entity, or each non-vested granted securities shall become fully exercisable. In the event that the ordinary shares will no longer be traded on any stock exchange, at the sole and absolute discretion of the Board of Directors, either solely or in any combination: each granted securities shall be substituted for a similar phantom granted securities, or each non-vested granted securities shall become fully exercisable.

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

The description of the Plan above is only a summary and is qualified by reference to the full text thereof which has been included as an annex to this Annual Report. See Exhibit 15.(a).1 incorporated by reference in this Annual Report. On March 13, 2016, the Board of Directors approved certain amendments to the Plan. The main amendments to the Plan include: (a) amendment to the cashless exercise formula; (b) the ability to allocate restricted share units to the Company’s employees and office holders; (c) automatic extension of the exercise period due to black-out periods; (d) adjustments to the grantee’s rights under any granted securities due to the occurrence of certain events, including a rights offering; (e) a provision allowing the Company's management bodies to decide to pay a grantee the financial benefit embedded in his equity compensation in cash compensation instead of equity compensation, in certain events in which the Company is unable to issue shares resulting from exercise of options or RSUs or to release any restricted share to a grantee; (f) extension of the exercise period as a result of a Change in Control; (g) a provision that allows the Company to limit a grantee from making transactions in the granted securities in connection with any underwritten public offering of the Company and (h) certain exercise restrictions in accordance with the Tel Aviv stock exchange rules. Share options and restricted shares (collectively, “granted securities”) have been granted to employees in accordance with the Plan. Upon exercise each option provides the right to acquire one ordinary share that confers the same rights as the other ordinary shares of the Company. In 2021, following the approval of the Company’s Board of Directors, 3,827,782 share options and 820,059 restricted shares were granted to senior office holders, managers and other employees of the Company and its subsidiary, compared to 1,035,635 share options and 398,055 restricted shares granted during 2020. The vesting of the options and the earning of the restricted shares granted after June 2014 are subject to vesting or restriction periods and are also subject to performance conditions set by the Company’s management bodies.

As of December 31, 2021, options to acquire a total of 6,934,999 ordinary shares and 1,347,817 restricted shares (allocated to a trustee on behalf of the employees under the plan) are outstanding.

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

As of December 31, 2021, a total of 7,337,759 treasury shares remained of which 1,349,119 were allocated as RSAs to a trustee on behalf of the employees under the Plan. The RSAs offered under the Plan are under the control of the Company until vested under the Plan and therefore are not presented in the financial statements as outstanding shares until vested.

Information in respect of options and restricted shares granted under the Plan is set forth below:

	Through December 31, 2021
	Number of options	Number of RSAs
Granted	39,936,212	6,727,668
Shares issued upon exercises and vesting	(7,022,000)	(3,633,131)
Cancelled upon net exercises, expiration and forfeitures	(25,979,213)	(1,746,720)
Outstanding	6,934,999	1,347,817
Of which (*):
Exercisable	2,189,520	201,225
Vest in 2022	2,540,988	640,912
Vest in 2023	1,852,136	424,467
Vest in 2024	352,355	81,213

(*) The vesting schedule includes probable acceleration, see footnote 9 to the table in Item 6B- Highest Office Holder Compensation and note 21(b)(1) of the consolidated financial statements.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.          Major Shareholders

The following table, together with the notes thereto, sets forth certain information as of January 31, 2022, with respect to each person whom we believe to be the beneficial owner of 5% or more of our ordinary shares. Except where otherwise indicated, we believe, based on information publicly filed with the Securities and Exchange Commission (the "SEC") or furnished to us by the principal shareholders, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such ordinary shares. None of our major shareholders has any different voting rights than any other shareholder. See “Item 10B.3 Rights Attached to Shares”.

Name	Shares beneficially owned	Issued Shares (1)%	Issued and Outstanding Shares (1)%
S.B. Israel Telecom Ltd.(2)	49,862,800	26.10	26.95
Phoenix-Excellence Group (3)	17,400,660	9.11	9.40
Meitav Dash Group (4)	16,993,673	8.90	9.18
Menora Mivtachim Group (5)	13,353,537	6.99	7.22
Harel Group (6)	13,576,166	7.11	7.34
Clal Insurance Group (7)	13,249,633	6.94	7.16
Treasury shares (8)	5,988,640	3.135	-
Public (9)	60,593,070	31.72	32.75
Total	191,018,179	100.00	100.00

(1)
As shown above and used throughout this Annual Report, the term “Issued and Outstanding Shares” does not include any treasury shares held by the Company. Treasury shares, which are included in “Issued Shares”, have no voting, dividend or other rights under the Israeli Companies Law, as long as they are held by the Company (“dormant shares”).

(2)
S.B. Israel Telecom, an affiliate of Saban Capital Group LLC, a private investment firm, based in Los Angeles, California, specializing in the media, entertainment and communications industries, is the registered owner of 49,862,800 shares in the Company’s share register. On November 11, 2019, S.B. Israel Telecom filed an amendment to its Schedule 13D with the SEC stating that it had no sole or shared voting or dispositive power over any shares of the Company, and that as a result of the Receiver Appointment (as defined in the filed amendment), as of November 12, 2019, the Reporting Persons (as defined in the filed amendment) ceased to beneficially own any ordinary shares of the Company. On November 12, 2019, the District Court of Tel Aviv issued a judicial order which appointed attorney Ehud Sol as receiver (the "Receiver") for all of the Company’s shares held by S.B. Israel Telecom. For risks related to the control of these shares by a single shareholder, and the possibility of their being acquired, see "Item 3D.3a Approximately 27% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law)."

(2a)
On December 14, 2021, the Court granted an approval in principle, effective as of December 15, 2021, for the purchase of the shares held by the Receiver by a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (jointly, the “Offeror”), on an “as is” basis, in consideration for US $ 300,000,000 (the “Transaction"), as proposed by the Offeror. The Transaction is still subject to the approval of the MoC. See "Item 3D.3a Approximately 27% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law)."

(3)
Phoenix Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Phoenix”), and Excellence Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange (“Excellence”), which is controlled by Phoenix, hold shares in the Company directly and through its wholly owned subsidiaries. (Phoenix, Excellence and their subsidiaries collectively, the “Phoenix-Excellence Group”). These holdings are held according to the following segmentation:  2,717,526 ordinary shares are held by Excellance Investments, Kesem trust funds, 1,287,987 ordinary shares are held by Provident funds, Management Companies of Provident funds and other Provident funds; 1,055,855 ordinary shares are held by Phoenix "Nostro" accounts;  75,303 ordinary shares are held by Phoenix Pension funds;  11,344,402 ordinary shares are held by Partnership for Israeli shares; 864,693 ordinary shares are held by Partnership for stocks index; 68,550 ordinary shares are held by 'Phoenix Mishtatef'. 1,935,000 shares of the 17,449,660 shares held by the Phoenix-Excellence Group, representing approximately 1.046% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes. For further information regarding required holdings by Israeli founding shareholders, see "Item 3D.1l Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.”

(4)
Meitav Dash Investments Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its wholly owned subsidiaries (Meitav Dash and their subsidiaries collectively, the “Meitav Dash Group”). These holdings are held according to the following segmentation: 11,404,682 ordinary shares are held by Meitav Dash provident funds; 2,905,110 ordinary shares are held by Meitav Dash mutual funds; 2,683,881 ordinary shares are held by Meitav Dash portfolio management. 1,313,911 shares of the 16,993,673 held by the Meitav Dash Group, representing approximately 0.710% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(5)
Menora Mivtachim Holdings Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries (Menora Mivtachim Holdings Ltd. and their subsidiaries collectively, the “Menora Mivtachim Group”). These holdings are held according to the following segmentation: 68,914 ordinary shares are held by Menora holdings; 289,931 ordinary shares are held by "Nostro" insurance; 44,859 ordinary shares are held by "Nostro" Shomera; 3,087 ordinary shares are held by Menora Mivtachim Nostro Pension; 12,946,746 ordinary shares are held by Sal Shares.

(6)
Harel Insurance Investments & Financial Services Ltd., an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries (the "Harel Group"). These holdings are held according to the following segmentation: 479,190 ordinary shares are held by "Mivtach"; 556,554 ordinary shares are held by provident funds; 994,331 ordinary shares are held by "Nostro"; 2,149,935 ordinary shares are held by Harel Group mutual funds; and 9,386,156 ordinary shares are held by "Amitim". 815,531 shares of the 13,576,166 held by Harel Insurance Company Ltd., representing approximately 0.441% of our Issued and Outstanding shares and total voting rights, are registered in the Company’s Shareholders Register as part of the shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes.

(7)
Clal Insurance Company Ltd. an Israeli corporation listed on the Tel Aviv Stock Exchange, holds shares in the Company directly and through its subsidiaries. (Clal Insurance Company Ltd. and their subsidiaries collectively, the “Clal Group”). These holdings are held according to the following segmentation: 713,539 ordinary shares are held by "Nostro"; 12,213,721 ordinary shares are held by "Amitey Clal Group" and 322,373 ordinary shares are held by Clal Israel Pension and Provident funds.

(8)
Treasury shares do not have a right to dividends or to vote. During 2008, the Company repurchased 4,467,990 of the Company's shares and during 2018, the Company repurchased an additional 6,501,588 of the Company's shares, as part of buy-back plans. Since March 1, 2021, the Company has allocated under the Company’s 2004 Amended and Restated Equity Incentive Plan, 820,059 restricted shares from the treasury shares to a trustee on behalf of the Company’s employees. See “Item 6E.2 EQUITY INCENTIVE PLAN”.

(9)
The shares under “Public” include 6,254,995 shares held by Israeli founding shareholders from among our founding shareholders and their approved substitutes including 937,283 Israeli founding shareholders shares which were issued following a public issuance of the Company shares during January 2020 and were approved by the Ministry of Communications on March 16, 2020. These shares, together with 1,935,000 shares held by the Phoenix-Excellence Group and 1,313,911 shares held by the Meitav Dash Group, represent approximately 4.98% of our issued shares (approximately 5.14% of the Issued and Outstanding Shares). For further information regarding required holdings by Israeli founding shareholders, see "Item 3D.1l Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license.”

As of January 31, 2022, to the best of the Company’s knowledge, none of our directors and senior management held more than one percent of our outstanding ordinary shares; their holdings have been included under “Public” in the table above. For information regarding options held by our senior management to purchase ordinary shares, see “6E- Share Ownership”.

The Company notes the possible Transaction by the Offerer referred to in Item 3D.3a. However, we are not aware of any other arrangements that might result in a change in control of our Company.

7A.1          OTHER

On February 1, 2022, 4,417,065 ADSs (equivalent to 4,417,065 ordinary shares) or approximately 2.39% of our total Issued and Outstanding ordinary shares, were held of record by 28 registered holders in the United States. There were 3 registered holder accounts outside the United States and 25 accounts with registered addresses within the United States. Certain accounts of record with registered addresses other than in the United States may hold our ordinary shares, in whole or in part, beneficially for United States persons. We are aware that many ADSs and ordinary shares are held of record by brokers and other nominees and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs and ordinary shares, or the number of ADSs and ordinary shares beneficially held by such persons.

7B.          Related Party Transactions

7B.1          RELATIONSHIP AGREEMENT

Our Israeli founding shareholders and S.B. Israel Telecom are parties to a Relationship Agreement in relation to their direct holdings of our shares and the rights associated with such holdings. (The Receiver exercising rights over the S.B.Telecom shares has the same rights and responsibilities as S.B. Telecom under the agreement. See "Item 3D.3a Approximately 27% of our issued and outstanding shares and voting rights are held by a receiver (under Israeli law)."  See Exhibit 4.(a).1. incorporated by reference in this Annual Report.

License Conditions: Required Minimum Israeli and Founding Shareholder Percentages

The parties to the Relationship Agreement have agreed that they shall at all times comply with the terms of our license requiring that our founding shareholders or their approved substitutes hold in aggregate at least 26% of our means of control. In addition, our Israeli founding shareholders or their approved substitutes (from among the founding shareholders and their approved substitutes) must hold at least 5% of our means of control unless the Company be issued with an order which will replace this requirement. In February 2021, the Company was issued with such an order. See "Item 3D.1l Our cellular telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control.  If the obligations or restrictions are not respected by our shareholders, we could be subject to significant monetary sanctions or lose our license. and “Item 4B.12f Our Mobile Telephone License.”

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

Related agreement among Israeli founding shareholders

A shareholders agreement among the Israeli founding shareholders, or their approved substitutes, purports to establish the procedures, rights and obligations with respect to the appointment of the Israeli director. The Company’s position, which is based among others upon a legal opinion from outside counsel, is that the arrangement set in this agreement with respect to the procedures, rights and obligations pertaining to the appointment of the Israeli director is not valid and the Company does not give effect to that arrangement and it acts according to the provision of its license and Articles of Association in connection with the appointment of the Israeli director. In November 2014, the agreement was amended and among other things, Israeli founding shareholders were removed from the Shareholders Agreement, leaving only Suny Cellular Communications Ltd. ("Suny Cellular", formerly "Scailex") (whose shares in the Company that constitute the holdings of Israeli founding shareholders are controlled by a court appointed receiver in light of Suny Cellular’s failure to comply with its obligations to its noteholders for the benefit of Suny Cellular’s noteholders) and Suny Electronics Ltd. (whose shares in the Company are mortgaged to a trustee on behalf of Suny's noteholders and constitute part of the holdings of Israeli founding shareholders) as parties to the Shareholders Agreement.

7B.2          TRANSACTIONS WITH PHI

Pursuant to the Network Sharing Agreement between the Company and the limited partnership PHI, the Company has transactions during the normal course of business with PHI. See "Item 4B.8a Overview- cellular network sharing", "Item 5B.4 Total net financial debt" and also note 9 to the consolidated financial statements.

7C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

8A.          Consolidated Financial Statements and Other Financial Information

Audited financial statements for the three fiscal years ended December 31, 2021, are included under “Item 18. Financial Statements.”

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

We have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure which may result in civil liabilities or criminal penalties against us or our office holders and directors. In addition, we have also been named as defendants in a number of proceedings regarding breaches of our license and legal provisions of various laws including the Consumer Protection Law, Privacy Act and others. Plaintiffs in some of these proceedings have successfully sought or are seeking certification as class actions. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable amounts that are expected to be incurred. Based on its best judgment of the merits or lack thereof of the class actions described below, the likely range of damages which may be involved, and any provisions made in respect thereof in the Company’s balance sheet, the Company does not currently believe that the outcome of these class actions, individually or in the aggregate, will have a material negative effect on its financial condition, results of operation or cash flows. See note 20 to the consolidated financial statements for further information regarding litigation and proceedings of which we are currently aware. See also “Item 3D.2h We are exposed to, and currently engaged in, a variety of legal proceedings, including class actions and requests to approve lawsuits as class actions.”

The litigations described below involve claims for which requests for certification as class actions and class actions were filed and which specify a material amount of damages or have been previously reported by the Company. The total amount of pending claims made by plaintiffs in the litigations described below is NIS 1.87 billion.

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

With respect to the following claims that have previously been reported, the Company has reached settlement agreements or agreed upon withdrawals or the applicant has unilaterally filed a withdrawal (as noted below, some of the withdrawals are still subject to Court approval).

1.
On September 7, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for services of various content providers, which are sent through text messages (SMS). The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 405 million. The claim was certified as a class action in December 2016. In January 2017, the plaintiffs filed an appeal to the Supreme Court, regarding the definition of the group of customers. In November 2018, the Supreme Court dismissed the appeal and the claim was reverted back to the District Court. In February 2020, a settlement agreement was filed for the Court's approval, and in July 2021 it was approved by the Court.

2.
On July 14, 2010, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner is breaching its contractual and/or legal obligation and/or is acting negligently by charging V.A.T for roaming services that are consumed abroad. The applicant demands to return the total amount of V.A.T that was charged by Partner for roaming services that were consumed abroad. The applicant also pursued an injunction that will order Partner to stop charging VA.T for roaming services that are consumed abroad. In August 2014, the claim was dismissed and in October 2014, the applicant filed an appeal with the Supreme Court. The hearing was held in May 2016 before an expanded panel of seven judges and the Supreme Court accepted the appeal in July 2017 and dismissed the District Court's decisions. The claim was reverted back to the District Court. In March 2020, a settlement agreement was filed for the Court's approval and in August 2021 it was approved by the Court.

3.
On September 11, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile and two other international long distance operators. The claim alleges that the respondents charged excessive tariffs from occasional customers for each long distance call minute, contrary to the Telecommunications Law (Telecommunications and Broadcasting), that allows a licensee to charge reasonable payment for a telecommunication service that it provides. The total amount claimed against 012 Smile if the lawsuit is certified as a class action was not stated by the applicant. In July 2019, the Court dismissed the motion and in October 2019, an appeal was filed with the Supreme Court. In June 2021, the applicants withdrew the appeal and the Court dismissed the appeal.

4.
On November 17, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and two additional cellular operators. The claim alleges that the Company, as well as the other respondents collected money from its customers for content services for third parties, by using the means of payment that were given to the Company for the purpose of the cellular invoice payment for content services, without receiving consent from these customers prior to the charge, and/or without having documentation with respect to the customers' consent, unlawfully and against its license provisions and/or without the Company first ensuring that the customers received a document that complies with the Consumer Protection Law regarding the specific transaction for which it intends to collect money from them. The total amount claimed from each of the respondents if the lawsuit is recognized as a class action is NIS 400 million in addition to compensation in the amount of NIS 500 for each one of the group members for non-monetary damages which were allegedly caused to them. The group on whose behalf the claim was filed is all Partner subscribers who made such payments from September 2003 until the date that Partner is found to have stopped charging customers for such content services (from this group, a group of customers charged for certain content services were excluded in light of other court decisions). In December 2020, the applicants notified that they wish to withdraw from the proceedings and the Court approved the request in January 2022.

5.
On September 15, 2020, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully sent advertisement messages to customers that did not agree to receive such messages. The claim also alleges that advertisement messages were sent without including the possibility for the recipients to remove themselves from the Company's mailing lists or did not include means of contacting the Company or did not clarify that this is an advertisement and that the recipients had a right to send a refusal to receive the message and that the Company continued to send advertisement messages to customers that requested to be removed from the mailing lists. The total amount claimed against the Company was not stated by the applicants (however the claim was estimated by the applicants to be over NIS 2.5 million). The parties filed a withdrawal settlement which was approved by the Court in November 2021.

6.
On November 1, 2020, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully displays advertising POP UP messages before and during TV services that constitute spam. The total amount claimed against the Company is estimated by the applicants to be approximately NIS 175 million. The parties filed a withdrawal settlement which was approved by the Court in December 2021.

7.
On November 2, 2020, a claim and a motion to certify the claim as a class action were filed against the Company and 012 Telecom Ltd. The claim alleges that the Company charged its customers a fee for ISP service after they began receiving this service from another company and that the respondents did not provide the service in return for payment. The total amount claimed against the Company was not stated by the applicants (however the claim was estimated by the applicants to be over NIS 2.5 million). In April 2021, the motion was dismissed in accordance with the plaintiff's request.

The litigations described below involve claims for which requests for certification as class actions were filed and which do not claim any specific aggregate amount of damages to the relevant group in the claim.

1.
On May 4, 2015, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that Partner discriminates between its cellular customers, including between new customers and existing customers by offering the same type of customers, different terms, an action which would not be in accordance with the provisions of its license. The applicant noted that it cannot estimate the total amount claimed in the lawsuit, if the lawsuit is certified as a class action. In December 2019, the Court dismissed the motion and in January 2020, an appeal was filed with the Supreme Court.

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

5.
On April 11, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and additional telecommunication service companies. The claim alleges that the Company, as well as the other respondents, breached their obligations under the law and their license and does not inform its customers as required regarding a free content filtering service and prioritizes a paid service over a free service and the filtering service does not meet the legal requirements and those of the license and is ineffective. The total amount claimed against the respondents, if the lawsuit is recognized as a class action, was not stated by the applicants. The claim is still in its preliminary stage of the motion to be certified as a class action.

6.
On July 4, 2019, a claim and a motion to certify the claim as a class action were filed against the Company and two additional cellular operators. The claim alleges that the Company charges its customers for voicemail service without receiving their prior express consent for this service and for its charge and without a contractual right. The total amount claimed against the respondents, if the lawsuit is recognized as a class action, was not stated by the applicants. The claim is still in its preliminary stage of the motion to be certified as a class action.

7.
On April 1, 2020, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company unlawfully charges its customers for anti-virus services without their consent. The total amount claimed from the Company was not stated by the applicant but was estimated by the applicant to be at least tens of millions of NIS. The claim is still in its preliminary stage of the motion to be certified as a class action.

8.
On November 26, 2020, a claim and a motion to certify the claim as a class action were filed against the Company and three of its subsidiaries. The claim alleges that the Company unlawfully reduced the operating hours of its customer service centers. The total amount claimed against the Company, if the lawsuit is recognized as a class action, was not stated by the applicants. The claim is still in its preliminary stage of the motion to be certified as a class action.

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

11.
On January 27, 2022, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company breached legal provisions with respect to accessibility to its website and various documents located in the personal area and/or anywhere else on the website. The total amount claimed against the Company was not stated by the applicant (however the claim was estimated by the applicant to be over NIS 2.5 million). The claim is still in its preliminary stage of the motion to be certified as a class action.

Finally, as we reported on March 19, 2019, the Israeli Tax Authority ("ITA") is conducting an investigation that involves document collection and the questioning of among others, several current and former Company employees. The investigation is seeking to determine whether there have been violations of the Eilat Free Trade Zone Law regarding the sale of cellular phones in the city of Eilat. The Company is fully cooperating with the ITA. At this stage, the Company is unable to estimate the impact of the investigation on the Company, its results and its financial condition, if any.

As of December 31, 2021, one criminal proceeding was pending against us concerning the erection of network sites without building permits. We are currently negotiating with the relevant local authorities to reach a settlement regarding the relocation of affected sites or obtaining building permits for those sites. Settlements of previous criminal proceedings brought against us resulted in Partner, but not its office holders or directors, admitting guilt and paying a fine, and also resulted in the imposition of demolition orders for the relevant sites, the execution of which have been stayed for a period of time to allow us to obtain the necessary permits or to relocate the relevant network site.

8A.2          DIVIDEND DISTRIBUTION POLICY

Our Articles of Association allow for our Board of Directors to approve all future dividend distributions, without the need for shareholder approval, subject to the provisions governing dividends under the Israeli Companies Law.

No dividends have been distributed since 2013.  For risks relating to future payments of dividends, see “Item 3D.2v There can be no assurance that dividends will be declared or, if they are, at what level. No dividends have been distributed since 2013, although we repurchased 6,501,588 shares of the Company in 2018 for a cost of NIS 100 million.”

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

8B.          Changes

No significant change has occurred since December 31, 2021, except for the possible Transaction disclosed in footnote 9 to the table in Item 6B-Highest Office Holder Compensation. See also "Item 3D.2e The Coronavirus ("COVID-19") crisis had a material harmful effect on the Company's business in 2020 and 2021, including a significant reduction in revenues from roaming services. Should trends continue or worsen, this may have a material harmful effect on our results of operations and financial position for 2022.", and “Item 5D.2 Outlook”.

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

10B.3          RIGHTS ATTACHED TO SHARES

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share, of which 191,018,179 ordinary shares were issued and 185,029,539 shares (does not include treasury shares) and 183,680,420 shares (does not include treasury shares and unearned shares held by trustee on behalf of employees under share-based payment plan) were issued and outstanding as of January 31, 2022. All issued and outstanding ordinary shares are validly issued and registered. The rights attached to our ordinary shares are described below.

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

10C.          Material Contracts

Network sharing agreement. In April 2015, the Ministry of Communications approved the 15 year Network Sharing Agreement that we entered into with HOT Mobile. Pursuant to the Network Sharing Agreement, the parties created a 50-50 limited partnership, the purpose of which is to operate and develop a cellular network to be shared by both parties, starting with a pooling of both parties’ radio access network infrastructures to create a single shared radio access network. The limited partnership began operations in August 2015. See “Item 4B.8 OUR NETWORK”.

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

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel as defined for Israeli tax purposes, and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel, including on the sale of our Shares by some of our shareholders (see discussion below). The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli Consumer Price Index ("CPI") between the date of purchase and the date of sale. In 2020, the real capital gain accrued on the sale of our Shares was generally taxed at a rate of 23% for corporations (25% for 2016, 24% for 2017 and 23% for 2018 and thereafter) and a rate of up to 25% for individuals. Additionally, if such individual shareholder is considered a “Significant Shareholder” at the time of the sale or at at any time during the 12-month period preceding such sale (i.e., if such individual shareholder holds directly or indirectly, alone or with others, at least 10% of any means of control in the company, including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director), the tax rate will be up to 30%.

However, the foregoing tax rates will not apply to dealers in securities, whose income from the sale of securities is considered "business income" and shareholders who have acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Inflationary surplus that accrued after December 31, 1993, is exempt from tax.

Generally, a semi-annual detailed return, including a computation of the tax due should be submitted to the Israeli Tax Authorities and a tax advance amounting to the tax liability arising from the capital gain is payable on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. At the sale of traded securities, the aforementioned detailed return may not be submitted and the tax advance should not be paid, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance (“ITO”) and regulations promulgated thereunder.

Capital gains are also reportable on annual income tax returns.

•	Taxation of Israeli Residents

The following is a summary of the most significant Israeli capital gains tax implications arising with respect to the sale of our Shares by shareholders who are not engaged in the business of trading in securities.

Individuals

A shareholder will generally be subject to tax at up to 25% rate on realized real capital gain (if the shareholder is a Significant Shareholder, as defined above, the tax rate will be up to 30%). To the extent that the shareholder claims a deduction of real interest expenses and linkage differences, the capital gain will be subject to tax at a rate of 30% (until the determination of provisions and conditions for the deduction of real interest expenses and linkage differences under section 101A(a)(9) and 101A(b) of the ITO).

Individual shareholders whose income from the sale of securities considered as business income are taxed at the marginal tax rates applicable to business income pay up to 47%. In addition, an individual tax resident is required to pay an additional tax at the rate of 3% on his yearly taxable combined income from any source exceeding 803,520 with respect to 2016. The additional tax rate is 3% from an amount exceeding NIS 647,640 with respect to 2021.

Corporations

Shareholders who are corporations will be generally subject to tax at the corporate tax rate on the realized real capital gain as described in “General Corporate Tax Structure” in Item 10E above.

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

Under Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel provided that the following cumulative conditions are met: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident upon or after the company’s shares had been listed for trading on the stock exchange in Israel.

However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have, directly or indirectly, along or together with another, a controlling interest of more than 25% of any of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of shares may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty subject to the receipt in advance of a valid certificate from the Israeli Tax Authorities ("ITA") (for example, please refer to the discussion below with respect to the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income).

Different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. Such shareholders should consult with their tax advisors for the precise treatment upon sale.

Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in on forms specified by the ITA, provide documentation (including, for example, a certificate of residency) or obtain a specific exemption from the ITA confirming their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser of the shares to withhold tax at source).

•	Taxation of Investors Engaged in a Business of Trading Securities

Individual and corporate dealers in securities in Israel are taxed at tax rates applicable to business income.

•	Withholding at Source from Capital Gains from Traded Securities

The purchaser, the Israeli stockbrokers and any financial institution through which the sold securities are held, are obliged, subject to certain exemptions, to withhold tax on the amount of consideration paid with respect to such sale (or on the real capital gain realized on the sale, if known) at the Israeli corporate tax rate as described in “General Corporate Tax Structure” in Item 10E above.

Where the seller is an individual, the applicable withholding tax rate would be 25%, or 30% where the seller is a significant shareholder.

The individual or the company may provide an approval from the ITA for a reduced tax withholding rate, according to the applicable rate.

Dividends

The following Israeli tax consequences shall apply in the event of actual payment of any dividends on the Shares.

Dividends, other than bonus shares (stock dividends), paid to Israeli resident individuals who purchased our Shares will generally be subject to income tax at a rate of 25% for individuals, or 30% if the dividend recipient is a Significant Shareholder (as defined above) at the time of distribution or any time during the 12-month period preceding such distribution. Dividends paid to Israeli resident companies will not be included in their tax liability computation, provided the income from which such dividend is distributed was derived or accrued within Israel.

Non-residents of Israel (both individuals and corporations) are subject to income tax on income accrued or derived from sources in Israel, including dividends from Israeli corporations. The distribution of dividend income, other than bonus shares (stock dividends), to non-residents of Israel will generally be subject to income tax at a rate of 25% (or 30% for a shareholder that is considered a Significant Shareholder (as defined above) at the time of distribution or any time during the 12-month period preceding such distribution), unless a lower rate is stipulated by a double tax treaty between the State of Israel and the shareholder’s country of residence. In addition, an additional tax at a rate of 3% may be imposed upon individual shareholders whose annual income from all sources that are taxable in Israel exceeds NIS 647,640 in 2021, unless relief is provided in a treaty between Israel and shareholder's country of residence and subject to receipt in advance of a valid certificate from the ITA.

In the event of actual payment of any dividends on our Shares the following withholding rates will be applied: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% (iii) non-Israeli residents – 25%, subject to a reduced tax rate under an applicable double tax treaty; (iv) Israeli resident individual who is a Significant Shareholder – 30%; and (v) non -Israeli resident who is a Significant Shareholder – 30%, subject to a reduced tax rate under an applicable double tax treaty. Nevertheless, if the Shares are held through a Nominee Company, as defined in the Israel Securities Act, the withholding tax rate for shareholders under (iv) and (v) above shall be 25% (subject to a reduced tax rate under an applicable double tax treaty for non-Israeli residents). However, a distribution of dividends, in respect of which a limited tax rate was prescribed under any statute, is subject to Israeli withholding tax at the rate prescribed.

A non-resident of Israel that has received a dividend income derived from an Israeli corporation, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that (1) such income was not connected to or derived from a trade or business conducted in Israel by such non-Israeli resident; (2) the non-Israeli resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed; and (3) the non-Israeli resident is not obligated to pay additional surtax.

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

Passive Foreign Investment Company Rules

A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if (i) at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties (other than rents or royalties derived in the active conduct of a trade or business and received from an unrelated person) and gains on the disposition of certain minority interests) or (ii) at least 50% of the average value of its assets consist of assets that produce or are held for the production of, passive income. We currently believe that we were not a PFIC for the year ended December 31, 2021. However, this conclusion is a factual determination that must be made at the close of each year and is based on, among other things, a valuation of our Shares, ADSs and assets, which will likely change from time to time. If we were characterized as a PFIC for any taxable year, a US holder would suffer adverse tax consequences. These consequences may include having the gains that are realized on the disposition of Shares or ADSs treated as ordinary income rather than capital gains and being subject to punitive interest charges with respect to certain dividends and gains and on the sale or other disposition of the Shares or ADSs. Furthermore, dividends paid by a PFIC are not eligible to be treated as “qualified dividend income” (as discussed above). In addition, if a US holder holds Shares or ADSs in any year in which we are treated as a PFIC, such US holder will be subject to additional tax form filing and reporting requirements.

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

The following table provides information derived from the financial statements about these liabilities as of December 31, 2020 and 2021.

Non-Derivative Instruments

	As of December 31, (NIS equivalent in millions, except percentages)
	2020		2021
	Fair Value	Book Value	Fair Value	Book Value

NIS-denominated debt linked to the CPI

Trade payables (1)	29	29
Lease liabilities	699	699	707	718

NIS-denominated debt not linked to the CPI
Long-term variable interest Notes payable series D due 2021	110	109
Weighted average interest rate payable		1.31%
Long-term fixed Notes payable series F due 2024	524	512	392	384
Weighted average interest rate payable		2.16%		2.16%
Long-term fixed Notes payable series G due 2027	939	824	952	851
Weighted average interest rate payable		4%		4%
Long-term fixed Notes payable series H due 2030			199	198
Weighted average interest rate payable				2.08%
Long-term borrowing bearing fixed interest	60	59	30	29
Weighted average interest rate payable		2.38%		2.38%
Long-term borrowing bearing fixed interest	82	79	58	57
Weighted average interest rate payable		2.5%		2.5%
Long-term borrowing bearing fixed interest			150	150
Weighted average interest rate payable				2.55%
Financial liability at fair value (1)	4	4

Debt denominated in foreign currencies (1)
Trade payables denominated in USD	92	92	127	127
Trade payables denominated in other foreign currencies (mainly Euro)	11	11	13	13
Lease liabilities denominated in USD	3	3	2	2
Total	2,553	2,421	2,630	2,529

(1)          Book value approximates fair value.

11B.       Foreign Exchange and Inflation

Substantially all of our revenues and a majority of our operating expenses are denominated in NIS. However, in 2021, approximately one quarter of our operating expenses (excluding depreciation), including a substantial majority of our device and equipment purchases related to end sales to customers, were linked to non-NIS currencies, mainly the US dollar. We do not enter into derivative transactions and thus we are exposed to the aforementioned foreign currency fluctuations. We do not hold or issue derivative financial instruments for trading purposes. In addition, part of our capital expenditures are incurred in, or linked to, non-NIS currencies, mainly the US dollar. See note 6 to the consolidated financial statements for description of the market risks.

As of December 31, 2021, most of our leases are linked to the CPI. We may not be able to raise our tariffs pursuant to our license in a manner that would fully compensate for a significant increase in the CPI. Therefore, a significant increase in the rate of inflation may also have a material adverse impact upon us by increasing our lease payments without an offsetting increase in revenue. In 2021, the CPI effective as of December 31, 2021, increased by 2.4%, compared to the CPI effective as of December 31, 2020, which caused a decrease in equity and profit or loss of approximately NIS 3 million.

Sensitivity analysis

A change of the USD exchange rate as at December 31, 2021, would increase (decrease) equity and profit in 2021 by the amounts shown below regarding assets and liabilities as of December 31, 2021, and expected capital expenditure purchases in 2022. The analysis below does not take into account the effect of any change in USD with respect to possible future commitments and other future expected purchases in US dollars, since the Company believes that it will be able to adjust NIS prices for goods and services it sells in the Israeli market to reflect any significant increases in cost resulting from changes in the NIS-USD exchange rate. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2021
Increase in the USD of	10%	(9)	(9)
Decrease in the USD of	(10)%	9	9

A change of the CPI as at December 31, 2021, would increase (decrease) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Change	Equity	Profit
		New Israeli Shekels in millions

December 31, 2021
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

Amounts received from the Depository

During 2021, the Company received from Citibank payments in the amount of approximately US$142,000.

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.          CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, including our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Disclosure controls and procedures means controls and other procedures designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place as of December 31, 2021, were effective.

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

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the framework for Internal Control-Integrated Framework (2013) set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.

Our internal control over financial reporting as of December 31, 2021, has been audited by Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, as stated in their report which is included under Item 18.

(c) Attestation report of the registered public accounting firm. The attestation report of Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, regarding the Company’s internal control over financial reporting is included under Item 18.

(d) Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2021, no changes materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kesselman & Kesselman, our independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), have served as our independent public accountants for each of the fiscal years in the three-year period ended December 31, 2021, for which audited financial statements appear in this Annual Report on Form 20-F.

The following table presents the aggregate fees for professional services rendered by PwC to the Company in 2020 and 2021.

	2020	2021
	(NIS thousands)	(NIS thousands)

Audit Fees (1)	2,220	2,457
Audit-related Fees (2)	385	286
Tax Fees (3)	448	513
TOTAL	3,053	3,256

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

16G.      CORPORATE GOVERNANCE

See “Item 6C.5 NASDAQ Corporate Governance Rules and Our Practices”, and also “Item 10B Memorandum and Articles of Association”.

16H.      MINE SAFETY DISCLOSURE

               Not applicable.

16I.        DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

               Not applicable.

ITEM 17.          FINANCIAL STATEMENTS

The company has responded to “Item 18. Financial Statements” in lieu of responding to this item.

ITEM 18.          FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-3-F-4
CONSOLIDATED FINANCIAL STATEMENTS:
Statements of Financial Position	F5-F-6
Statements of Income	F-7
Statements of Comprehensive Income	F-8
Statements of Changes in Equity	F-9
Statements of Cash Flows	F-10-F-11
Notes to financial statements	F-12-F-84

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

Partner Communications Company Ltd.

By: /s/ Avi Zvi
Avi Zvi
Chief Executive Officer

February 28, 2022

By: /s/ Tamir Amar
Tamir Amar
Deputy CEO & Chief Financial Officer

February 28, 2022

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2021 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2021 ANNUAL REPORT

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F - 3 - F - 4

(PCAOB ID 1309)

The amounts are stated in New Israeli Shekels (NIS) in millions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Partner Communications Company Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Partner Communications Company Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Goodwill Impairment Assessment – Fixed line segment

As described in Notes 4(3) and 13 to the consolidated financial statements, the Company’s goodwill balance in respect of the fixed line segment was NIS 407 million as of December 31, 2021. Management conducts an impairment test at each year end, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Potential impairment is identified by comparing the carrying amount of the relevant cash-generating unit to its recoverable amount, including goodwill. The recoverable amount is the higher of an asset's fair value less costs of disposal and its value-in-use. The recoverable amount of the fixed-line segment to which the goodwill has been allocated was estimated by management using a discounted cash flow model. Management’s cash flow projections for the Fixed line segment included significant judgments and assumptions relating to the revenue growth rate, the terminal growth rate, and the discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the fixed line segment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use measurement of the fixed line segment; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rate, terminal growth rate and discount rate; (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the effectiveness of controls over the Company's goodwill impairment review process including controls over managements review of the significant assumptions described above. These procedures also included, among others, evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; comparing projected cash flows to the Company's historical cash flows; evaluating the significant assumptions used by management related to the revenue growth rate, terminal growth rates and discount rate by amongst others: assessing the historical accuracy of managements estimates, performing sensitivity analyses and reviewing the changes of the Company's regulatory environment and consumers' market. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

February 28, 2022

We have served as the Company’s auditor since 1998.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2020	2021	2021
	Note	In millions
CURRENT ASSETS
Cash and cash equivalents		376	308	99
Short-term deposits	6	411	344	111
Trade receivables	7	560	571	184
Other receivables and prepaid expenses	14	46	152	49
Deferred expenses – right of use	12	26	27	9
Inventories	8	77	87	28
		1,496	1,489	480

NON CURRENT ASSETS
Long-term deposits	6	155	280	90
Trade receivables	7	232	245	79
Deferred expenses – right of use	12	118	142	45
Lease – right of use	19	663	679	218
Property and equipment	10	1,495	1,644	529
Intangible and other assets	11	521	472	152
Goodwill	13	407	407	131
Deferred income tax asset	25	29	34	11
Other non-current receivables		9	1	*
		3,629	3,904	1,255

TOTAL ASSETS		5,125	5,393	1,735

* Representing an amount of less than 1 million

The financial statements were authorized for issue by the board of directors on February 28, 2022.

Avi Zvi	Tamir Amar	Jonathan Kolodny
Chief Executive Officer	Deputy CEO & Chief	Director
Financial Officer

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		New Israeli Shekels		Convenience translation into U.S. dollars (note 2b3)
		December 31,
		2020	2021	2021
	Note	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	6,15	290	268	86
Trade payables		666	705	227
Other payables and provisions	14	127	185	59
Current maturities of lease liabilities	19	120	125	40
Deferred revenues and other	9,14	131	139	45
		1,334	1,422	457

NON CURRENT LIABILITIES
Notes payable	6,15	1,219	1,224	394
Borrowings from banks	6,15	86	184	59
Financial liability at fair value	6,15	4
Liability for employee rights upon retirement, net	16	42	35	12
Lease liabilities	19	582	595	191
Deferred revenues from HOT mobile	9,14	71	39	13
Non-current liabilities and provisions	14	64	35	11
		2,068	2,112	680

TOTAL LIABILITIES		3,402	3,534	1,137

EQUITY	21
Share capital – ordinary shares of NIS 0.01 par value:
authorized – December 31, 2020 and 2021 – 235,000,000 shares; issued and outstanding -		2	2	1
December 31, 2020 – *182,826,973 shares
December 31, 2021 – *183,678,220 shares
Capital surplus		1,311	1,279	411
Accumulated retained earnings		606	742	239
Treasury shares, at cost –
December 31, 2020 – **7,741,784 shares
December 31, 2021 – **7,337,759 shares		(196)	(164)	(53)
TOTAL EQUITY		1,723	1,859	598
TOTAL LIABILITIES AND EQUITY		5,125	5,393	1,735

*	Net of treasury shares.
**	Including shares held by trustee under the Company's Equity Incentive Plan, see note 21(a), such shares will become outstanding upon completion of vesting conditions, see note 21(b).

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2019	2020	2021	2021
	Note	In millions (except earnings per share)
Revenues, net	5,22	3,234	3,189	3,363	1,081
Cost of revenues	5,22	2,707	2,664	2,732	878
Gross profit		527	525	631	203

Selling and marketing expenses	22	301	291	323	104
General and administrative expenses	22	149	145	164	52
Credit losses	7	18	23	9	3
Other income, net	23	28	30	28	9
Operating profit		87	96	163	53
Finance income		7	8	4	1
Finance expenses	24	75	77	68	22
Finance costs, net		68	69	64	21
Profit before income tax		19	27	99	32
Income tax income (expense)	25	*	(10)	16	5
Profit for the year		19	17	115	37

Earnings per share
Basic	27	0.12	0.09	0.63	0.20
Diluted	27	0.12	0.09	0.62	0.20

*	Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2019	2020	2021	2021
	Note	In millions
Profit for the year		19	17	115	37
Other comprehensive income, items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	16	(2)	1	8	3
Income taxes relating to remeasurements of post-employment benefit obligations	25	*	*	(2)	(1)
Other comprehensive income (loss) for the year, net of income taxes		(2)	1	6	2

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		17	18	121	39

*	Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital
	Number of		Capital	Accumulated	Treasury	Total
	Shares**	Amount	surplus	earnings	shares	equity
		NIS In millions
New Israeli Shekels:
BALANCE AT JANUARY 1, 2019	162,628,397	2	1,102	542	(261)	1,385
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2019
Profit for the year				19		19
Other comprehensive loss for the year, net of income taxes				(2)		(2)
Total comprehensive income for the year				17		17
Exercise of options and vesting of restricted shares granted to employees	287,593		(23)		23
Employee share-based compensation expenses				17		17
Transactions with non-controlling interests			(2)			(2)
BALANCE AT DECEMBER 31, 2019	162,915,990	2	1,077	576	(238)	1,417
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2020
Profit for the year				17		17
Other comprehensive income for the year, net of income taxes				1		1
Total comprehensive income for the year				18		18
Issuance of shares to shareholders (see note 21)	19,330,183	*	276 ***			276
Exercise of options and vesting of restricted shares granted to employees	580,800		(42)		42
Employee share-based compensation expenses				12		12
BALANCE AT DECEMBER 31, 2020	182,826,973	2	1,311	606	(196)	1,723
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021
Profit for the year				115		115
Other comprehensive income for the year, net of income taxes				6		6
Total comprehensive income for the year				121		121
Exercise of options and vesting of restricted shares granted to employees	851,247		(32)		32
Employee share-based compensation expenses				15		15
BALANCE AT DECEMBER 31, 2021	183,678,220	2	1,279	742	(164)	1,859
Convenience translation into U.S. Dollars (note 2b3):
BALANCE AT JANUARY 1, 2021	182,826,973	1	421	195	(63)	554
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2021
Profit for the year				37		37
Other comprehensive income for the year, net of income taxes				2		2
Total comprehensive income for the year				39		39
Exercise of options and vesting of restricted shares granted to employees	851,247		(10)		10
Employee share-based compensation expenses				5		5
BALANCE AT DECEMBER 31, 2021	183,678,220	1	411	239	(53)	598

*	Representing an amount of less than 1 million.
**	Net of treasury shares.
***	Net of issuance costs.

The accompanying notes are an integral part of the financial statements.

(Continued)– 1

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2019	2020	2021	2021
	Note	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)		838	787	791	254
Income tax paid	25	(1)	(1)	(17)	(5)
Net cash provided by operating activities		837	786	774	249
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment		(462)	(409)	(519)	(167)
Acquisition of intangible and other assets		(167)	(164)	(153)	(49)
Acquisition of a business, net of cash acquired		(3)
Investment in deposits, net		(552)	(14)	(58)	(19)
Interest received		1	6	3	1
Consideration received from sales of property and equipment	23	2	*	*	*
Net cash used in investing activities		(1,181)	(581)	(727)	(234)
CASH FLOWS FROM FINANCING ACTIVITIES:
Lease principal payments	19	(139)	(129)	(130)	(42)
Lease interest payments	19	(20)	(18)	(18)	(6)
Share issuance, net of issuance costs	21		276
Proceeds from issuance of notes payable, net of issuance costs	6,15	562	466	220	71
Proceeds from issuance of option warrants exercisable for notes payables	15	37
Interest paid	24	(37)	(49)	(48)	(15)
Proceeds from non-current bank borrowing received	6,15			150	48
Repayment of borrowings	15	(65)	(52)	(52)	(17)
Repayment of notes payable	15	(109)	(620)	(237)	(76)
Settlement of contingent consideration			(2)
Transactions with non-controlling interests		(2)
Net cash provided by (used in) financing activities		227	(128)	(115)	(37)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(117)	77	(68)	(22)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		416	299	376	121
CASH AND CASH EQUIVALENTS AT END OF YEAR		299	376	308	99

*	Representing an amount of less than 1 million.

The accompanying notes are an integral part of the financial statements.

(Concluded)– 2

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplementary information

		New Israeli Shekels			Convenience translation into U.S. dollars (note 2b3)
		Year ended December 31,
		2019	2020	2021	2021
	Note	In millions

Cash generated from operations:
Profit for the year		19	17	115	37

Adjustments for:
Depreciation and amortization	10,11	723	683	713	229
Amortization of deferred expenses - Right of use	12	28	31	31	10
Employee share based compensation expenses	21	17	12	15	5
Liability for employee rights upon retirement, net	16	1	(1)	2	1
Finance costs, net	24	5	(2)	(4)	(1)
Lease interest payments	19	20	18	18	6
Interest paid	24	37	49	48	15
Interest received	24	(1)	(6)	(3)	(1)
Deferred income taxes	25	4	12	(7)	(2)
Income tax paid	25	1	1	17	5
Capital loss from property and equipment		(2)	*	*	*
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	7	42	82	(24)	(8)
Other		(1)	(6)	(70)	(23)
Increase (decrease) in accounts payable and accruals:
Trade		63	(57)	3	1
Other payables and provisions	14,25	(14)	(70)	27	8
Deferred revenues and other	9	(27)	24	(24)	(7)
Increase in deferred expenses - Right of use	12	(51)	(47)	(56)	(18)
Decrease (increase) in inventories	8	(26)	47	(10)	(3)
Cash generated from operations:		838	787	791	254

*	Representing an amount of less than 1 million.

Supplementary information

At December 31, 2019, 2020 and 2021, trade and other payables, net include NIS 115 million, NIS 139 million and NIS 157 million (US$ 50 million), respectively, in respect of acquisition of intangible assets and property and equipment; payments in respect thereof are presented in cash flows from investing activities.

These balances are recognized in the cash flow statements upon payment. For non-cash movements in lease liabilities and lease right of use assets see note 19. Cost of inventory used as fixed assets during 2020 and 2021 were NIS 8 million and NIS 33 million (US$ 11 million), respectively.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -GENERAL

a.Reporting entity

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

These consolidated financial statements of the Company as of December 31, 2021, are comprised of the Company and its subsidiaries and consolidated partnerships (the "Group"). See the list of subsidiaries and consolidated partnerships and principles of consolidation in note 2(c)(1). See also 2(c)(2) with respect to investment in PHI.

The coronavirus ("COVID-19") pandemic began to have a harmful effect on the Company's business from the beginning of March 2020, due in particular to the significant fall in the volume of international travel by the Company's customers which caused a very significant decrease in revenues from roaming services. In addition the closure of shopping malls for limited periods during 2020 and changes in general consumer behavior negatively affected the volume of sales of equipment.

Beginning in the second quarter of 2021, shopping malls reopened and the extent of general domestic economic activity largely returned to levels experienced prior to the COVID-19 pandemic. Regarding roaming services, revenues from roaming services began to increase moderately in the second half of 2021 as a result of a moderate increase in the volume of international travel by the Company’s customers. However, as of the date of approval of these financial statements, revenues from roaming services continue to be significantly restrained, largely related to the impact of the Omicron variant on international travel, and remain significantly below pre-COVID-19 pandemic levels.

The Company reviewed the effects of the COVID-19 pandemic on its critical accounting estimates and judgments as of December 31, 2021, and determined that no material change was required.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -GENERAL (continued)

b.Operating segments

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

(1)Cellular segment:

Services in the cellular segment include basic cellular telephony services, text messaging, internet browsing and data transfer, content services, roaming services, M2M (Machine to Machine) and IOT (Internet of Things) services, handset repair services, cellular content and value-added services, and services provided to other operators that use the Company's cellular network. The two payment methods offered to our customers are pre-paid and post-paid. Pre-paid services are offered to customers that purchase credit in advance of service use. Post-paid services are offered to customers with bank and credit arrangements. Most of the cellular tariff plans are bundles which include unlimited volumes of calls time and text messaging (with fair use limits), as well as limited data packages. Cellular content and value-added services offered include multimedia messaging, cyber protection, cloud backup, ringtones, and a range of advanced business services. International roaming services abroad for the Company’s customers include airtime calls, text messaging and data services on networks with which the Company has a commercial roaming relationship. Partner also provides inbound roaming services to the customers of foreign operators with which the Company has a commercial roaming relationship. In addition, the cellular segment includes wholesale cellular services provided to virtual operators who use the Partner cellular network to provide services to their customers.

Optional services such as equipment extended warranty plans and international calling plans are also provided for an additional monthly charge or included in specific tariff plans. The Company also provides warranty repair plans and services for cellular phone and electronic devices to both retail customers and independent merchants and parallel importers.

(2)Fixed-line segment:

Services in the fixed-line segment include: (a) Internet services that provide access to the internet through both fiber-optics and wholesale broadband access, internet services provider (“ISP”) services; internet Value Added Services (“VAS”) such as cyber protection, anti-virus and anti-spam filtering; and fixed-line voice communication services provided through Voice Over Broadband (“VOB”); (b) Business solutions including Session Initiation Protocol (“SIP”) voice trunks and Network Termination Point Services (“NTP”) – under which the Group supplies, installs, operates and maintains endpoint network equipment and solutions, including providing and installing equipment and cabling within a subscriber's place of business or premises, hosting services, transmission services, Primary Rate Interface (“PRI”) and other fixed-line communications solution services; (c) International Long Distance services (“ILD”): outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services; (d) Television services over the Internet (“TV”); (e) Connections and data transfer services provided to international telecommunications operators over the fiber-optic infrastructure.

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

Each segment is divided into services and equipment revenues, and the related cost of revenues. The operating segments include the following measures: revenues, cost of revenues, operating profit (see note 5(2)). The CODM does not examine assets or liabilities for the segments separately for the purposes of allocating resources and assessing performance of the operating segments and they are not therefore presented in note 5 segment information.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -GENERAL (continued)

c.Group licenses

The Group operates under the following licenses that were received from the Israeli Ministry of Communications ("MOC"), the Israeli Civil Administration ("CA") and the Israeli Electricity Authority ("EA"):

	Type of services	Area of service	License owner	Granted by	License valid through	Guarantees made Dec 31, 2021 (NIS millions)
(1)	Cellular	Israel	Partner Communications Company Ltd.	MOC	Feb, 2032	21**
(2)	Cellular	West Bank	Partner Communications Company Ltd.	CA	Feb, 2032	4
(3)	Cellular infrastructure	Israel	P.H.I Networks (2015) Lp.	MOC	Aug, 2025
(4)	ISP	Israel	Partner Communications Company Ltd.	MOC	Mar, 2023
(5)	ISP	West Bank	Partner Communications Company Ltd.	CA	Mar, 2023
(6)	Fixed (incl. ISP, ILD, NTP)	Israel	Partner Land-line Communication Solutions - Limited Partnership	MOC	Jan, 2027	2
(7)	Fixed (incl. ISP, ILD, NTP)	West Bank	Partner Land-line Communication Solutions - Limited Partnership	CA	Jan, 2027	*
(8)	Electric Energy	Israel	Partner Communications Company Ltd.	EA	Oct, 2026	2
*	Representing an amount of less than 1 million.
**	Including guarantees of NIS 16 million with respect to the frequencies tender, see note 17(1).

The Group also has a trade license that regulates issues of servicing and trading of equipment, and a number of encryption licenses that permits dealing with means of encryption within the framework of providing radio telephone services to the public.

On October 18, 2021, the Minister of Energy granted Partner a license to supply electricity without means of production (the "License"). The License will allow the Company to purchase electricity for sale to consumers that have online meters. The License is granted to Partner for a period of 5 years.

With respect to license (1): On November 2021 the cellular license was extended by the MOC for an additional 10 year period until February 1, 2032. See also note 2(f) with respect to changes in accounting estimate made to the estimated useful life of the 2G and 3G frequencies. License (2) follows license (1).

The other licenses may be extended for various periods, at the discretion of the MOC, CA or EA, respectively.

See also note 17(5) as to additional guarantees made to third parties.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES

a.Basis of preparation of the financial statements

(1)Basis of preparation

The consolidated financial statements of the Company ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

The principal accounting policies set out below have been consistently applied to all periods presented unless otherwise stated.

(2)Use of estimates and judgments

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

b.Foreign currency translations

(1)Functional and presentation currency

The consolidated financial statements are measured and presented in New Israeli Shekels ("NIS"), which is the Group's functional and presentation currency as it is the currency of the primary economic environment in which the Group operates. The amounts presented in NIS millions are rounded to the nearest NIS million.

(2)Transactions and balances

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

(3)Convenience translation into U.S. Dollars (USD or $ or dollar)

The NIS figures at December 31, 2021 and for the period then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2021 (USD 1 = NIS 3.110). The translation was made solely for convenience, is supplementary information, and is distinguished from the financial statements. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

c.Interests in other entities

(1)Subsidiaries

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

List of wholly owned Subsidiaries and partnerships:

■

012 Smile Telecom Ltd.

■

012 Telecom Ltd.

■

Partner Land-Line Communication Solutions - Limited Partnership

■

Partner Future Communications 2000 Ltd. ("PFC")

■

Get Cell Communication Products Limited Partnership

■

Partner Business Communications Solution - Limited Partnership – not active

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

c.Interests in other entities (continued)

(2)Investment in PHI

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

The control over PHI is borne 50-50 by the Company and Hot Mobile, each nominates an equal number of directors (3 directors). Decisions about the relevant activities of PHI require the unanimous consent of the Parties, PHI is considered a joint arrangement controlled by the Company and Hot Mobile (joint control). The activities of the joint arrangement are primarily designed for the provision of output to the Parties. The joint arrangement terms give the Parties rights to the assets, and obligations for the liabilities and expenses of PHI. Furthermore the Parties have rights to substantially all of the economic benefits of PHI's assets. PHI's liabilities are in substance satisfied by the cash flows received from the Parties, as the Parties are substantially the source of cash flows contributing to the continuity of the operations of PHI. The Company accounts for its rights in the assets of PHI and obligations for the liabilities and expenses of PHI as a joint operation, recognizing its share in the assets, liabilities, and expenses of PHI. See also note 9.

d.Inventories

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

e.Property and equipment

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

Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

Property and equipment are presented less accumulated depreciation, and accumulated impairment losses. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see note 2(i)). The useful economic lives of the Group's non-financial assets are reviewed annually, see note 4(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

e.Property and equipment (continued)

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

f.Licenses and other intangible assets

(1)Licenses costs and amortization (see also note 1(c)):

(a)The licenses to operate cellular communication services (and related frequencies purchase costs) were recognized at cost (mainly the costs of frequencies allocated to to the Company). Borrowing costs which served to finance the license fee - incurred until the commencement of utilization of the license - were capitalized to cost of the license.

The costs of the 2G and 3G frequencies allocated to the Company are depreciated up to Dec 31, 2030; see also change in estimate below. The costs of certain 4G frequencies allocated to the Company are depreciated up to Aug 9, 2025. The costs of the other frequencies allocated to the Company following the 5G frequencies tender (see note 17(1)) are depreciated up to Sep 29, 2035 and Sep 29, 2030.

(b)Partner Land-line Communication solutions – limited partnership's license for providing fixed-line communication services is stated at cost.

The other licenses of the Group were received with no significant costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Licenses and other intangible assets (continued)

Changes in an accounting estimate:

Management has updated an accounting estimate in 2019 as follows: The estimated useful life of the cellular license was determined in the past to end by February 1, 2022. According to applicable law existed in 2019, the Company's cellular license could be extended for additional 6-year periods, subject to the requirements set in the license.

The MOC published a tender during 2019 for the award of frequencies, including frequencies for 5G services. Following the tender published, Management made an annual examination of the estimated useful life of the license in the fourth quarter of 2019 with the expectation that conditions necessary to obtain renewal of the license will be satisfied and that the cost of renewal will not be significant. The tender includes 2x30 MHz in the 700 MHz Band, 2x60 MHz in the 2,600MHz band and 300 MHz in the 3,500-3,800 MHz band. The frequencies in the 700 MHz band were offered for a period of 15 years and the rest of the frequencies offered in the tender were offered for a period of 10 years. See also note 17(1) for the results of the frequencies tender.

Based on Company's judgment described above, the Company expected in 2019 that the license would be renewed at a high level of certainty: the Company estimated in 2019 that based on its experience and acquaintance with the communications market in Israel, if current conditions continue, there is a high probability that the license will be extended for the additional term of 6 years. Following this examination, the estimated useful life of the 2G and 3G frequencies was re-evaluated for an additional period of 6 years, thereby ending on February 1, 2028. The effect of these changes on the consolidated financial statements were as follows: the amortization expenses of the cellular license were reduced by NIS 15 million in the fourth quarter of 2019, by NIS 60 million in 2020, and by approximately NIS 60 million in 2021.

On September 29, 2020 the Company's cellular license was amended (amendment number 107), whereby the Company is entitled to request an extension of the license for additional periods of ten years instead of six years, at the discretion of the MOC and CA. See information with respect to the extension provisions in note 1(c). On receipt of the license amendment, and with respect to the high probability judgment that remained the same, the estimated life of the 2G and 3G frequencies were re-valuated for an additional period of 4 years, thereby ending on February 1, 2032. The effect of these changes on the consolidated financial statements (in addition to the 2019 abovementioned change in estimate) were as follows: the amortization expenses of the cellular license were reduced in the fourth quarter of 2020 by NIS 2 million, and were reduced by an annual amount of approximately NIS 8 million 2021. See also note 4(1).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Licenses and other intangible assets (continued)

Changes in an accounting estimate (continued)

In June 2021 the Company received a decision of the MOC setting the frequencies allotments that were allocated at the time for the 2G and 3G networks (in the 900, 1800 and 2100 Mhz bands) for usage that will also be allowed with more advanced technologies, until December 31, 2030. Following the decision the Company revised the useful life of the 2G and 3G frequencies to end by December 31, 2030. The change in estimate did not have a material effect on the amortization expenses. The decision also included the termination of the 2G and 3G networks by December 31, 2025. The decision to terminate the 2G and 3G networks by the end of December 31, 2025 did not have a material effect on depreciation expenses.

The other licenses are amortized by the straight-line method over their useful lives (see note 1(c)) which exclude any ungranted possible future extensions that are not under the Group's control.

The amortization expenses are included in the cost of revenues.

(2)Computer software:

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

Computer software costs are amortized over their estimated useful lives (3 to 10 years, mainly 3 years) using the straight-line method, see also note 11.

(3)Capitalization of costs to obtaining customers contracts:

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

g.Deferred expenses - Right Of Use (ROU)

Right of use (ROU) of capacity over international fiber optic cables was acquired in a business combination, subsequent additions and right of use in PHI's assets are recognized at cost. The ROU is presented as deferred expenses (current and non-current) and is amortized to cost of revenues on a straight line basis over a period beginning each acquisition of additional ROU in this framework and until 2030 (including expected contractual extension periods). See also notes 12 and 17(4).

h.Goodwill

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

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss would be recognized for the amount by which the carrying amount of goodwill exceeded its recoverable amount. The recoverable amount is the higher of value-in-use and the fair value less costs of disposal. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate. Any impairment is recognized immediately as an expense and is not subsequently reversed. See also note 13(1) with respect to impairment tests.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

i.Impairment tests of non-financial assets with finite useful economic lives

Assets that are subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indications exist an impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. Value-in-use is determined by discounting expected future cash flows using a pre-tax discount rate.

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

j.Financial instruments

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

j.Financial instruments (continued)

(1)FVTPL category:

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

(2)Amortized cost category:

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

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

j.Financial instruments (continued)

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

Trade receivables and contract assets are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan, and results of legal proceedings.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

k.Employee benefits

(i)Post-employment benefits

1.Defined contribution plan

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

2.Defined benefit plan

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

k.Employee benefits (continued)

(ii)Termination benefits

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

(iii)Short term employee benefits

1.Vacation and recreation benefits

The employees are legally entitled to vacation and recreation benefits, both computed on an annual basis. This entitlement is based on the term of employment. This obligation is treated as a short term benefit under IAS 19. The Group charges a liability and expense due to vacation and recreation pay, based on the benefits that have been accumulated for each employee, on an undiscounted basis.

2.Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses based on consideration of individual performance and the Group's overall performance. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.Other short term benefits

The Group recognized expenses for other short term benefits provided by the collective employment agreement (see also note 22(e)).

l.Share based payments

The Group operates an equity-settled share-based compensation plan to its employees, under which the Group receives services from employees as consideration for equity instruments of the Group. The fair value of the employee services received in exchange for the grant of the equity instruments is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the equity instruments granted, at the grant date. Non-market vesting conditions (performance conditions) are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period over which all of the specified vesting conditions of the share-based payment are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of equity instruments that are expected to vest based on the vesting conditions, and recognizes the impact of the revision of original estimates, if any, in the statement of income, with corresponding adjustment to accumulated earnings. See also note 21.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will require settling the obligation, and the amount has been reliably estimated. See note 14.

(1)In the ordinary course of business, the Group is involved in a number of lawsuits and litigations. The costs that may result from these lawsuits are only accrued for when it is probable that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings that may require a reassessment of this risk, and where applicable discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group's assessment of risk is based both on the advice of legal counsel and on the Group's estimate of the probable settlements amount that are expected to be incurred, if any. See also note 20.

(2)The Company is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.

(3)Provisions for equipment warranties include obligations to customers in respect of equipment sold and maintenance contracts. Where there are a number of similar obligations, the likelihood that an outflow will be required in a settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any item included in the same class of obligations may be small.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Revenues

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

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Revenues (continued)

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

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Revenues (continued)

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

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Revenues (continued)

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

(10) Capitalization of contract costs

The main effect of the Group’s application of IFRS 15 is the accounting treatment for the incremental costs of obtaining contracts with customers, which in accordance with IFRS 15, are recognized as assets under certain conditions, see notes 2(f)(3) and 11. Contract costs that were recognized as assets are presented in the statements of cash flows as part of cash flows used in investing activities.

See additional information with respect to revenues in note 22(a).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

o.Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as lessee:

According to IFRS 16 Leases, the Group applies a single recognition and measurement approach for all leases, except for low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

The Group applied the following practical expedients:

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

o.Leases (continued)

Group as lessee (continued):Lease liabilities measurement:

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include: fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payment that are based on an index or a rate (such as CPI), amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option, and lease payments (principal and interest) to be made under reasonably certain extension options.

The lease liability is subsequently measured according to the effective interest method, with interest costs recognized in the statement of income as incurred. The amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset. The Group is exposed to potential future changes in lease payments based on linkage to the CPI index, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are presented in the statement of cash flows under the cash used in financing activities. Lease payments are allocated between principal and finance cost. The finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets measurement:

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, estimated dismantling and restoring costs, less any lease incentives received.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term (including reasonably certain extension periods) on a straight-line basis, and adjusted for any remeasurements of lease liabilities. As follows:

Buildings 2 – 15 years

Cell sites 2 – 10 years

Vehicles 1 – 3 years

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

o.Leases (continued)

Group as lessor:

The cellular segment and the fixed-line segment also include leasing of telecommunications, audio visual and related devices (see note 1(b)). Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature. See note 22(a).

p.Tax expenses

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

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (continued)

q.Share capital

Ordinary shares are classified as equity.

Company's shares acquired by the Company (treasury shares) are presented as a reduction of equity, at the consideration paid, including any incremental attributable costs, net of tax. Treasury shares do not have a right to receive dividends or to vote. See also note 21(a).

r.Earnings Per Share (EPS)

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

s.Government grants

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1)The following relevant new standards, amendments to standards or interpretations have been issued, and were effective for the first time for financial periods beginning on or after January 1, 2021:

Covid-19-Related Rent Concessions – amendments to IFRS 16

In May 2020, the IASB amended IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. The expedient initially only applied to reductions in lease payments due on or before June 30, 2021, but that date was subsequently extended to June 30, 2022 through further amendments made in March 2021. This resulted in accounting for concessions received in an immaterial amount as variable lease payments in the period in which they are granted. The expedient was applied to all qualifying rent concessions.

(2)The following new standards and amendments to standards are not effective in 2021

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

Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgments, in which it provides guidance to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023 with earlier application permitted. The Group is currently assessing the impact of the amendments to determine the impact they will have on the Group’s accounting policy disclosures.

Assessing contingent liabilities

In May 2020, the IASB issued amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making. The amendment is effective for annual periods beginning on or after January 1, 2022. The amendment is not expected to have a material effect on the financial statements.

Deferred tax assets and liabilities

In May 2020, the IASB issued Amendment to IAS 12 – deferred tax related to assets and liabilities arising from a single transaction. These amendments require companies to recognize deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences. The amendment is effective for annual periods beginning on or after January 1, 2023. The amendment is not expected to have a material effect on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

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

(1)Assessing the useful lives of non-financial assets:

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

The useful economic lives of the Group's intangible assets are an estimate determined by management based on assumptions of future changes in technology, legal rights, experience of customer's behavior, and experience of the Group with similar assets where relevant. The assets estimated economic useful lives are reviewed, and adjusted if appropriate, at least annually. See also note 2(f).

(2)Assessing the recoverable amount for impairment tests of non-financial assets :

The Group is required to determine at the end of each reporting period whether there is any indication that an asset may be impaired. If indicators for impairment are identified the Group estimates the assets' recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. The value-in-use calculations require management to make estimates of the projected future cash flows. Determining the estimates of the future cash flows is based on management past experience and best estimate for the economic conditions that will exist over the remaining useful economic life of the Cash Generating Unit (CGU). See also notes 2(i), and 13.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(3)Assessing the recoverable amount for impairment tests of goodwill:

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. The recoverable amount of the fixed-line segment to which goodwill has been allocated has been determined based on value-in-use calculations. For the purpose of the goodwill impairment tests as of December 31, 2019, 2020 and 2021 the recoverable amount was assessed by management with the assistance of external independent experts (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business.

The key assumptions used in the December 31, 2021 test were as follows:

Terminal growth rate	1%
After-tax discount rate	7%
Pre-tax discount rate	8.5%

The impairment test as of December 31, 2021 was based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. See also note 13(1) and note 2(h). No impairment charges were recognized with respect to goodwill in 2019, 2020 and 2021.

Sensitivity Analysis:

The headroom of the fixed line segment recoverable amount over the carrying amount as of December 31, 2019, 2020 and 2021 was approximately 42%, 37% and 52% respectively.

Sensitivity analysis was performed for the recoverable amount as of December 31, 2021 for a change of the after-tax discount rate within the range of ± 10% multiplied by the variable 7% (6.3% to 7.7%), assuming all other variables constant. Sensitivity analysis was also performed for a change of the terminal growth rate within the range of ± 1% of the variable 1.0% (0% to 2%), assuming all other variables constant. Results showed that no impairment charge is required for both analyses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

(4)Assessing impairment of financial assets:

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

(5)Considering the likelihood of contingent losses and quantifying possible legal settlements:

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -SEGMENT INFORMATION

	New Israeli Shekels
	Year ended December 31, 2021
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,687	948		2,635
Inter-segment revenue - Services	12	118	(130)
Segment revenue - Equipment	602	126		728
Total revenues	2,301	1,192	(130)	3,363

Segment cost of revenues - Services	1,204	952		2,156
Inter-segment cost of revenues- Services	117	13	(130)
Segment cost of revenues - Equipment	498	78		576
Cost of revenues	1,819	1,043	(130)	2,732
Gross profit	482	149		631

Operating expenses (1)	302	194		496
Other income, net	17	11		28
Operating profit (loss)	197	(34)		163

Reconciliation to profit for the year:
Finance costs, net				(64)
Income tax income				16
Profit for the year				115

Depreciation and amortization included in the segment's operating profit	410	334		744

(1)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2020
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,647	861		2,508
Inter-segment revenue - Services	16	132	(148)
Segment revenue - Equipment	545	136		681
Total revenues	2,208	1,129	(148)	3,189

Segment cost of revenues - Services	1,272	856		2,128
Inter-segment cost of revenues- Services	131	17	(148)
Segment cost of revenues - Equipment	451	85		536
Cost of revenues	1,854	958	(148)	2,664
Gross profit	354	171		525

Operating expenses (1)	300	159		459
Other income, net	19	11		30
Operating profit	73	23		96

Reconciliation to profit for the year:
Finance costs, net				(69)
Income tax expenses				(10)
Profit for the year				17

Depreciation and amortization included in the segment's operating profit	450	264		714

(1)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -SEGMENT INFORMATION (continued)

	New Israeli Shekels
	Year ended December 31, 2019
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,783	777		2,560
Inter-segment revenue - Services	15	148	(163)
Segment revenue - Equipment	571	103		674
Total revenues	2,369	1,028	(163)	3,234

Segment cost of revenues - Services	1,367	810		2,177
Inter-segment cost of revenues- Services	147	16	(163)
Segment cost of revenues - Equipment	464	66		530
Cost of revenues	1,978	892	(163)	2,707
Gross profit	391	136		527

Operating expenses (1)	334	134		468
Other income, net	20	8		28
Operating profit	77	10		87

Reconciliation to profit for the year:
Finance costs, net				(68)
Income tax expense				*
Profit for the year				19

Depreciation and amortization included in the segment's operating profit	542	209		751

*	Representing an amount of less than NIS 1 million.

(1)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a.Financial risk factors

The Group is exposed to a variety of financial risks: credit, liquidity and market risks as part of its normal course of business. The Group's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Group did not enter into hedging transactions in 2019, 2020 and 2021.

1.Risk Management

Risk management is carried out by the financial division under policies and/or directions resolved and approved by the audit and investment committee and the board of directors.

2.Market risks

(a) Description of market risks

Cash flow risk due to interest rate changes and CPI changes

The Group is exposed to fluctuations in the Israeli Consumer Price index (CPI) with respect to lease obligations, see also note 19.

Foreign exchange risk

The Group's operating profit and cash flows are exposed to currency risk, mainly due to trade receivables and trade payables denominated in USD.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

2.Market risks (continued)

(a)Description of market risks (continued)

Data regarding the US Dollar and Euro exchange rate and the Israeli CPI:

	Exchange	Exchange
	rate of one	rate of one	Israeli
	Dollar	Euro	CPI*
At December 31:
2021	NIS 3.110	NIS 3.520	229.37 points
2020	NIS 3.215	NIS 3.944	223.11 points
2019	NIS 3.456	NIS 3.878	224.67 points
Increase (decrease) during the year:
2021	(3.3)%	(10.8)%	2.8%
2020	(7.0)%	1.7%	(0.7)%
2019	(7.8)%	(9.6)%	0.6%

* Index for each reporting period's last month, on the basis of 1993 average = 100 points.

Sensitivity analysis:

An increase (decrease) of 2% in the CPI as at December 31, 2020, and 2021 would have decreased (increased) equity and profit by NIS 2 million, for each of the years ended December 31, 2020 and 2021, assuming all other variables remain constant.

An increase (decrease) of 5% in the USD exchange rate as at December 31, 2020 and 2021 would have decreased (increased) equity and profit by NIS 3 million, for each of the years ended December 31, 2020 and 2021, assuming that all other variables remain constant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

2.Market risks (continued)

(b)Analysis of linkage terms of financial instruments balances

	December 31, 2021
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Linked to the CPI	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	3	303		308
Short term deposits	14		330		344
Trade receivables**	35	3	533		571
Other receivables			46		46

Non- current assets
Long term deposits			280		280
Trade receivables			245		245
Total assets	51	6	1,737	-	1,794

Current liabilities
Current maturities of notes payable and borrowings			268		268
Trade payables**	127	13	565		705
Other payables			133		133
Current maturities of lease liabilities	*			125	125

Non- current liabilities
Notes payable			1,224		1,224
Borrowings from banks			184		184
Lease liabilities	2			593	595
Total liabilities	129	13	2,374	718	3,234

*	Representing an amount of less than 1 million

In or linked to foreign currencies
New Israeli Shekels in millions
**Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	111
Set-off	(73)
Trade receivables, net	38

Trade payables gross amounts	213
Set-off	(73)
Trade payables, net	140

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

2.Market risks (continued)

(b)Analysis of linkage terms of financial instruments balances (continued)

	December 31, 2020
	In or linked to USD	In or linked to other foreign currencies (mainly EURO)	NIS unlinked	Linked to the CPI	Total
	New Israeli Shekels in millions
Current assets
Cash and cash equivalents	2	4	370		376
Short term deposits			411		411
Trade receivables*	29	7	524		560
Other receivables			7		7

Non- current assets
Long term deposits			155		155
Trade receivables			232		232
Total assets	31	11	1,699	-	1,741

Current liabilities
Current maturities of notes payable and borrowings			290		290
Trade payables*	92	11	534	29	666
Other payables			70		70
Current maturities of lease liabilities	1			119	120

Non- current liabilities
Notes payable			1,219		1,219
Borrowings from banks			86		86
Financial liability at fair value			4		4
Other non-current liabilities			30		30
Lease liabilities	2			580	582
Total liabilities	95	11	2,233	728	3,067

In or linked to foreign currencies
New Israeli Shekels in millions
*Accounts that were set-off under enforceable netting arrangements
Trade receivables gross amounts	104
Set-off	(68)
Trade receivables, net	36

Trade payables gross amounts	171
Set-off	(68)
Trade payables, net	103

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

2.Market risks (continued)

(c) Details regarding financial liability at fair value

As of December 31, 2021 there are no notional amounts of financial liability at fair value (see note 15(6)) with respect to Notes series G option. The following table describes the changes in the liability during 2020 and 2021:

New Israeli Shekels in millions

Balance as at January 1, 2020	28
Finance costs	3
Exercise	(27)
Balance as at December 31, 2020	4
Finance costs	*
Exercise	(4)
Balance as at December 31, 2021	-

*	Representing an amount of less than NIS 1 million.

3.Credit risk

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

Deposits at December 31, 2021 are deposited with remaining maturity of 3 to 18 months and bear annual unlinked fixed interest of between 0.25% and 0.52%.

The trade receivables are significantly widespread, and include individuals and businesses, and therefore have no representing credit rating.

See also note 7 as to the assessment by aging of the trade receivables and related allowance for credit losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

a.Financial risk factors (continued)

4.Liquidity risk

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

Maturities (undiscounted) of financial liabilities as of December 31, 2021:

	2022	2023	2024	2025 to 2026	2027 and thereafter	Total
	New Israeli Shekels in millions
Principal payments of long term indebtedness:
Notes payable series F	128	128	128			384
Notes payable series G	85	85	85	255	341	851
Notes payable series H				60	138	198
Borrowing P	29					29
Borrowing Q	23	23	11			57
Borrowing R				45	105	150
Expected interest payments of long term borrowings and notes payables	49	44	37	57	30	217
Lease liabilities	139	120	96	151	278	784
Trade and other payables	819					819
Total	1,272	400	357	568	892	3,489

See note 15 in respect of borrowings and notes payable.

b.Capital risk management

Credit rating: According to Standard & Poor's Maalot ("S&P Maalot") credit rating, of August 11, 2021, the Company's ilA+/Stable credit rating was unchanged.

See note 15(7) regarding financial covenants.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 -FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c.Fair values of financial instruments

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

There were no transfers between fair value levels during the year.

Carrying amounts and fair values of financial assets and liabilities, and their categories:

		December 31, 2020			December 31, 2021
	Category	Carrying amount	Fair value	Interest rate used (**)	Carrying amount	Fair value	Interest rate used (**)
		New Israeli Shekels in millions
Assets
Cash and cash equivalents	AC	376	376		308	308
Short term deposits	AC	411	411		344	344
Long term deposits (***)		155	155	0.46%	280	280	0.49%
Trade receivables	AC	792	794	3.60%	816	818	3.13%
Other receivables (*)	AC	7	7		48	48
Other non-current assets (*)		10	10
Liabilities
Notes payable series D	AC	109	110	Market quote
Notes payable series F	AC	512	524	Market quote	384	392	Market quote
Notes payable series G	AC	824	939	Market quote	851	952	Market quote
Notes payable series H	AC				198	199	Market quote
Financial liability at fair value	FVTPL Level 3	4	4
Other non-current liabilities (*)	AC	30	30
Trade and other payables (*)	AC	719	719		819	819
Borrowing P	AC	59	60	0.84%	29	30	0.41%
Borrowing Q	AC	79	82	0.93%	57	58	0.65%
Borrowing R	AC				150	150	2.55%
Lease liabilities	AC	702	702	2.04%	720	709	2.07%

(*)	The fair value of these financial instruments equals their carrying amounts, as the impact of discounting is not significant.
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

(***)	At December 31, 2021, long-term deposits are deposited for periods ending in March 2023 and June 2023.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -TRADE RECEIVABLES

  (a)  Composition:

	New Israeli Shekels
	December 31,
	2020	2021
	In millions
Trade (current and non-current)	963	965
Deferred interest income (note 2(n))	(23)	(21)
Allowance for credit loss	(148)	(128)
	792	816
Current	560	571
Non – current	232	245

Non-current trade receivables bear no interest. These balances are in respect of equipment sold in installments (13-36 monthly payments (mainly 36)). The amount is computed on the basis of the interest rate relevant at the date of the transaction (2020: 2.97% - 5.07%) (2021: 2.68% - 3.85%).

See also note 2(j).

  (b)  Impairment of financial assets:

The changes in the allowance for credit losses for the years ended December 31, 2019, 2020 and 2021 are as follows:

	New Israeli Shekels
	Year ended
	2019	2020	2021
	In millions
Balance at beginning of year	188	162	148
Receivables written-off during the year as uncollectible	(44)	(37)	(29)
Credit losses	18	23	9
Balance at end of year	162	148	128

See note 6(a)(3) regarding trade receivables credit risk.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 -TRADE RECEIVABLES (continued)

  (b)  Impairment of financial assets (continued)

The aging of gross trade receivables and their respective allowance for credit losses as at December 31, 2020 and 2021 were as follows:

	New Israeli Shekels			New Israeli Shekels
	December 31, 2020			December 31, 2021
	In millions			In millions
	Average expected loss rate	Gross	Allowance	Average expected loss rate	Gross	Allowance
Not passed due	5%	831	45	5%	861	46
Less than one year	59%	60	36	62%	53	33
More than one year	94%	72	67	96%	51	49
		963	148		965	128
NOTE 8 -INVENTORY

	New Israeli Shekels
	December 31,
	2020	2021
	In millions
Handsets and devices	36	36
Accessories and other	9	13
Spare parts	20	22
ISP modems, routers, servers and related equipment	12	16
	77	87

Write-downs recorded	7	5
Cost of inventory recognized as expenses and included in cost of revenues for the year ended	544	581
Cost of inventory used as fixed assets	8	33

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -INVESTMENT IN PHI

Network sharing agreement

On November 8, 2013 the Company and Hot Mobile Ltd. ("Hot Mobile") (together: "the Parties") entered into a 15-year network sharing agreement (“NSA”), which was approved by the Antitrust Commissioner, subject to certain conditions, and by the Ministry of Communications. Pursuant to the NSA, the Parties created a 50-50 limited partnership - P.H.I. Networks (2015) Limited Partnership (hereinafter "PHI"), which operates and develops a radio access network shared by the Parties, starting with a pooling of the Parties radio access network infrastructures creating a single shared pooled radio access network (the "Shared Network"). The Parties also established a 50-50 company limited by shares under the name Net 4 P.H.I Ltd., to be the general partner of the limited partnership.

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

See also note 2(c)(2).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -PROPERTY AND EQUIPMENT

	Communication network	Computers and information systems	Optic fibers and related assets	Subscribers equipment and installations	Property, leasehold improvements, furniture and equipment	Total
	New Israeli Shekels in millions
Cost
Balance at January 1, 2019	1,619	148	715	280	123	2,885
Share in PHI P&E included as of Jan 1, 2019	171	2				173
Additions in 2019	91	3	146	172	6	418
Disposals in 2019	193	12	1	8	7	221
Balance at December 31, 2019	1,688	141	860	444	122	3,255

Additions in 2020	83	7	168	138	5	401
Disposals in 2020	418	72	9	30	27	556
Balance at December 31, 2020	1,353	76	1,019	552	100	3,100

Additions in 2021	79	26	259	151	11	526
Disposals in 2021	285	17		38	19	359
Balance at December 31, 2021	1,147	85	1,278	665	92	3,267

Accumulated depreciation
Balance at January 1, 2019	1,116	104	281	94	79	1,674
Share in PHI P&E included as of Jan 1, 2019	33	1				34
Depreciation in 2019	170	13	45	99	9	336
Disposals in 2019	192	11	1	8	7	219
Balance at December 31, 2019	1,127	107	325	185	81	1,825

Depreciation in 2020	147	11	55	117	8	338
Disposals in 2020	421	71	10	28	28	558
Balance at December 31, 2020	853	47	370	274	61	1,605

Depreciation in 2021	129	12	75	151	9	376
Disposals in 2021	285	17		37	19	358
Balance at December 31, 2021	697	42	445	388	51	1,623

Carrying amounts, net

At December 31, 2019	561	34	535	259	41	1,430
At December 31, 2020	500	29	649	278	39	1,495
At December 31, 2021	450	43	833	277	41	1,644

For depreciation and amortization presentation in the statement of income see note 22.

	New Israeli Shekels in millions
	Year ended December 31,
	2019	2020	2021
Cost additions include capitalization of salary and employee related expenses	39	41	50

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -INTANGIBLE AND OTHER ASSETS

Intangible assets with finite economic useful lives:

	Licenses	Costs of obtaining contracts with customers	Customer relationships and other	Computer software(1)	Total
	New Israeli Shekels in millions
Cost
At January 1, 2019	2,123	175	279	492	3,069
Share in PHI's accounts included as of Jan 1, 2019				5	5
Additions in 2019		95	6	59	160
Disposals in 2019				61	61
At December 31, 2019	2,123	270	285	495	3,173
Additions in 2020	30	115		49	194
Disposals in 2020				137	137
At December 31, 2020	2,153	385	285	407	3,230
Additions in 2021		99		55	154
Disposals in 2021	3		277	82	362
At December 31, 2021	2,150	484	8	380	3,022

Accumulated amortization
At January 1, 2019	1,852	62	273	265	2,452
Share in PHI's accounts included as of Jan 1, 2019				2	2
Amortization in 2019	73	79	2	87	241
Disposals in 2019				60	60
At December 31, 2019	1,925	141	275	294	2,635
Amortization in 2020	27	97	3	84	211
Disposals in 2020				137	137
At December 31, 2020	1,952	238	278	241	2,709
Amortization in 2021	18	103	1	81	203
Disposals in 2021	3		277	82	362
At December 31, 2021	1,967	341	2	240	2,550

Carrying amounts, net
At December 31, 2019	198	129	10	201	538
At December 31, 2020	201	147	7	166	521
At December 31, 2021	183	143	6	140	472

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
(1) Cost additions include capitalization of salary and employee related expenses	57	44	41

See notes 2(f)(1) and 4(1) with respect to change in accounting estimate of the useful life of the cellular license. For depreciation and amortization in the statement of income see note 22.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -DEFERRED EXPENSES – RIGHT OF USE

New Israeli Shekels in millions
Cost
Balance at January 1, 2019	736
Share in PHI's accounts included as of Jan 1, 2019	(169)
Additional payments in 2019	51
Balance at December 31, 2019	618
Additional payments in 2020	47
Balance at December 31, 2020	665
Additional payments in 2021	56
Balance at December 31, 2021	721

Accumulated amortization and impairment
Balance at January 1, 2019	500
Share in PHI's accounts included as of Jan 1, 2019	(38)
Amortization in 2019	28
Balance at December 31, 2019	490
Amortization in 2020	31
Balance at December 31, 2020	521
Amortization in 2021	31
Balance at December 31, 2021	552

Carrying amount, net at December 31, 2019	128

Carrying amount, net at December 31, 2020	144
Current	26
Non-current	118

Carrying amount, net at December 31, 2021	169
Current	27
Non-current	142

The amortization and impairment charges are charged to cost of revenues in the statement of income. See also note 2(g) and note 17(4).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -IMPAIRMENT TESTS

(1)Annual goodwill impairment tests in the fixed-line segment

Goodwill in the fixed-line segment is allocated to a single group of CGUs which constitute all the operations of the fixed-line segment, in an amount of NIS 407 million.

For the purpose of the goodwill impairment tests in the fixed-line segment as of December 31, 2019, 2020 and 2021 the recoverable amount was assessed by management with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.) based on value-in-use calculations. The value-in-use calculations use pre-tax cash flow projections covering a five-year period. Cash flows beyond the five-year period to be generated from continuing use are extrapolated using estimated growth rates. The terminal growth rate represents the long-term average growth rate of the fixed-line communications services business. The key assumptions used are as follows:

	As of December 31,
	2019	2020	2021
Terminal growth rate	1.0%	1.0%	1.0%
After-tax discount rate	8.0%	7.5%	7.0%
Pre-tax discount rate	9.6%	9.0%	8.5%

The impairment tests in the fixed-line segment as of December 31, 2019, 2020 and 2021 were based on assessments of financial performance and future strategies in light of current and expected market and economic conditions. Trends in the economic and financial environment, competition and regulatory authorities' decisions, or changes in competitors’ behavior in response to the economic environment may affect the estimate of recoverable amounts. As a result of the impairment tests, the Group determined that no goodwill impairment existed as of December 31, 2019, 2020 and 2021. See also note 4(3) and note 2(h).

(2)Interim impairment tests of non-financial assets in 2020

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -IMPAIRMENT TESTS (continued)

(2)Interim impairment tests of non-financial assets (continued)

The Company tested as of March 2020 the impairment of the cellular segment assets with the assistance of an external independent expert (BDO Ziv Haft Consulting & Management Ltd.), using a reasonable approximation of its fair value less costs of selling as its recoverable amount, and determined that no impairment was required.

(3)Impairment of certain fixed-line assets in the third quarter of 2021

In addition, the Company recorded, in the third quarter of 2021, a provision for an impairment of fixed-line assets in an amount of NIS 10 million, following a business change in TV services which the Company estimated would likely lead to the churn of certain fixed-line service subscribers.

NOTE 14 -OTHER RECEIVABLES AND LIABILITIES

	New Israeli Shekels
	December 31,
	2020	2021
	In millions
Other receivables and prepaid expenses - current
Prepaid expenses	38	103
Grant receivable with respect to frequencies tender		36
Other current receivables	8	13
	46	152

Deferred revenues and other
Deferred revenues from Hot mobile – current and non-current	102	70
Deferred revenues – current	56	58
Other – current	44	50
	202	178
The reduction in deferred revenues was mainly due to revenue recognized.

Other payables and provisions - current
Provisions (mainly legal claims)	13	22
Income tax payable and institutions	39	15
Payables in respect of employees	58	99
Interest payable	17	18
Liability for frequencies		31
	127	185
Liabilities and provisions – non-current
Non-current provisions for dismantling and restoring sites obligation	21	22
Other non-current liabilities	13	13
Liability for frequencies	30
	64	35

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -BORROWINGS AND NOTES PAYABLE

(1)Borrowings and Notes Payable

The Group's long term debt as of December 31, 2021 consists of borrowings from leading Israeli commercial banks and notes payable. The Group may, at its discretion, execute an early repayment of the borrowings, subject to certain conditions, including that the Group shall reimburse the lender for losses sustained by it as a result of the early repayment. The reimbursement is mainly based on the difference between the interest rate that the Group would otherwise pay and the current market interest rate on the early repayment date.

The notes payable are unsecured, non-convertible and listed for trade on the TASE.

The notes payable have been rated ilA+, on a local scale, by Standard & Poor’s Maalot.

Composition as of December 31, 2021:

	Reference to notes	Annual interest rate
Notes payable series F	15(3) and 15(5)	2.16% fixed
Notes payable series G	15(2) and 15(6)	4% fixed
Notes payable series H	15(2)	2.08% fixed
Borrowing P (received in 2017)		2.38% fixed
Borrowing Q (received in 2017)		2.5% fixed
Borrowing R (received in 2021)	15(4)	2.55% fixed

See note 6(a)(4) as to the balances and maturities of the borrowings and the notes payable.

See note 6(c) as to the fair value of the borrowings and the notes payable.

See note 15(7) regarding financial covenants.

As of December 31, 2021, and 2020 PHI had a short term credit facility with a leading Israeli commercial bank in the amount of NIS 100 million. The Group's share in this facility is 50%. The facility is restricted for use by PHI only. As of December 31, 2021 and 2020 no funds were drawn from this facility.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -BORROWINGS AND NOTES PAYABLE (continued)

(1)Borrowings and Notes Payable (continued):

The following table details the changes in financial liabilities, including cash flows from financing activities:

		Movements in 2021
	As at December 31, 2020	Cash flows used in financing activities, net	Non cash movements
			CPI adjustments and other	Against lease ROU asset	As at December 31, 2021
	New Israeli Shekels in millions
Non-current borrowings*	138	98			236
Notes payable*	1,457	(17)			1,440
Financial liability at fair value	4		(4)
Interest payable	17	(48)	49		18
Lease liability	702	(148)	18	148	720
	2,318	(115)	63	148	2,414

* Including current maturities.

		Movements in 2020
	As at December 31, 2019	Cash flows used in financing activities, net	Non cash movements
			CPI adjustments and other	Against lease ROU asset	As at December 31, 2020
	New Israeli Shekels in millions
Non-current borrowings*	191	(52)	(1)		138
Notes payable*	1,589	(154)	22		1,457
Financial liability at fair value	28		(24)		4
Interest payable	8	(49)	58		17
Lease liability	617	(147)	18	214	702
	2,433	(402)	73	214	2,318

* Including current maturities.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -BORROWINGS AND NOTES PAYABLE (continued)

(2)Notes payable issuance

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

In December 2021, the Company issued Series H Notes, in a principal amount of NIS 198.4 million, payable as follows: 5 annual installments, NIS 39.7 million payable in June 2025, NIS 19.8 million payable in June 2026, NIS 39.7 million payable in June of each of the years 2028 through 2029 and NIS 59.5 million payable in June 2030. The principal bears fixed annual interest of 2.08%, payable annually on June 25 of each year.

Regarding exercise of option warrants which are exercisable for Series G Notes see note 15(6).

(3)Early redemption of Notes payable

In July 2020, the Company executed a partial early redemption of Series F Notes in a total principal amount of NIS 305 million. The total amount paid was NIS 313 million. The early redemption resulted in additional finance costs of NIS 7 million.

(4)New borrowings received

Borrowing R: In December 2021, the Company received a long-term loan from a commercial bank in the principal amount of NIS 150 million. The borrowing bears unlinked interest at the rate of 2.55% per annum and will be paid in 5 annual installments, NIS 30 million payable in June 2025, NIS 15 million payable in June 2026, NIS 30 million payable in June of each of the years 2028 through 2029 and NIS 45 million payable in June 2030. The principal bears fixed annual interest payable on June 30 and December 31 of each year.

(5)Notes payable issuance commitments

According to agreements the Company entered into in December 2017 and January 2018, the Company issued in December 2019, in a framework of a private placement, an aggregate principal amount of NIS 226.75 million of additional Series F Notes to certain Israeli institutional investors.

(6)Private placement of option warrants

In April 2019, the Company issued in a private placement two series of untradeable option warrants that were exercisable for the Company's Series G Notes. The exercise period of the first series was between July 1, 2019 and May 31, 2020 and of the second series was between July 1, 2020 and May 31, 2021. The exercise price was NIS 88 for each Series G notes principal amount of NIS 100. The Series G Notes that were allotted upon the exercise of an option warrant were identical in all their rights to the Company's Series G Notes immediately upon their allotment, and are entitled to any payment of interest or other benefit, the effective date of which is due after the allotment date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -BORROWINGS AND NOTES PAYABLE (continued)

(6)Private placement of option warrants (continued)

The Notes that were allotted as a result of the exercise of option warrants were registered on the TASE. The total amount received in 2019 by the Company for both series on the allotment date of the option warrants was NIS 37 million.

In 2019, 2020 and 2021, following partial exercises of option warrants which are exercisable for Series G Notes, the Company issued Series G Notes in a total principal amount of NIS 125 million, NIS 174.3 million and NIS 26.5 million, respectively.

As of December 31, 2021 no option warrants are outstanding.

(7)Financial covenants

Regarding Series F Notes, Series G Notes, Series H Notes and borrowing P, borrowing Q and borrowing R the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2021, the ratio of Net Debt to Adjusted EBITDA was 0.8.

Additional stipulations mainly include:

Shareholders' equity shall not decrease below NIS 400 million and no dividends will be declared if shareholders' equity will be below NIS 650 million regarding Series F notes, borrowing P and borrowing Q. Shareholders' equity shall not decrease below NIS 600 million and no dividends will be declared if shareholders' equity will be below NIS 750 million regarding Series G notes and borrowing R. Shareholders' equity shall not decrease below NIS 700 million and no dividends will be declared if shareholders' equity will be below NIS 850 million regarding Series H notes.

The Company shall not create floating liens subject to certain terms. The Company has the right for early redemption under certain conditions. With respect to notes payable series F, series G and series H: the Company shall pay additional annual interest of 0.5% in the case of a two- notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant; debt rating will not decrease below BBB- for a certain period. In any case, the total maximum additional interest for Series F, Series G and Series H, shall not exceed 1.25%, 1% or 1.25%, respectively.

The Group was in compliance with the financial covenant and the additional stipulations for the year 2021.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. See also note 2(k).

(1)Defined contribution plan

The Group had contributed NIS 23 million, NIS 25 million and NIS 24 million for the years 2019, 2020 and 2021 respectively, in accordance with Section 14 of the Israeli Severance Pay Law. See also note 2(k)(i)(1).

(2)Defined benefit plan

Liability for employee rights upon retirement, net is presented as non-current liability.

The amounts recognized in the statement of financial position, in respect of a defined benefit plan (see note 2(k)(i)(2)) and changes during the year in the obligation recognized for post-employment defined benefit plans were as follows:

	New Israeli Shekels in millions
	Present value of obligation	Fair value of plan assets	Total
At January 1, 2020	150	(107)	43
Current service cost	10		10
Interest expense (income)	4	(2)	2
Employer contributions		(8)	(8)
Benefits paid	(8)	4	(4)
Remeasurements:
Experience changes	(2)		(2)
Return on plan assets		1	1
At December 31, 2020	154	(112)	42
Current service cost	14		14
Interest expense (income)	3	(2)	1
Employer contributions		(8)	(8)
Benefits paid	(16)	10	(6)
Remeasurements:
Experience changes	8		8
Return on plan assets		(16)	(16)
At December 31, 2021	163	(128)	35

Remeasurements are recognized in the statement of comprehensive income.

The expected contribution to the defined benefit plan during the year ending December 31, 2022 is approximately NIS 7 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 -LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued)

(2)Defined benefit plan (continued)

The principal actuarial assumptions used were as follows:

	December 31
	2020	2021
Interest rate weighted average	2.12%	3.21%
Inflation rate weighted average	0.97%	2.41%
Expected turnover rate	9%-56%	9%-70%
Future salary increases	1%-6%	1%-6%

The sensitivity of the defined benefit obligation to changes in the principal assumptions is:

	December 31, 2021
	NIS in millions
	Increase of 10% of the assumption	Decrease of 10% of the assumption
Interest rate	(0.3)	0.5
Expected turnover rate	0.1	(0.2)
Future salary increases	0.4	(0.4)

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

Expected maturity analysis of undiscounted defined benefits as at December 31, 2021:

NIS in millions
2022	25
2023	19
2024	16
2025 and 2026	19
2027 and thereafter	96
175

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -COMMITMENTS AND TRANSACTIONS

(1)Results of Frequencies Tender and frequency fees

In August 2020, the Ministry of Communications ("MoC") informed the Company of the results of the frequencies tender published by the MoC and the award of 10 MHz in the 700 MHz frequency band, 20 MHz in the 2600 MHz frequency band and 100 MHz in the 3500 MHz frequency band to the Company and HOT Mobile Ltd. ("HOT Mobile"), at a total price of NIS 62.38 million which shall be paid equally by the Company and HOT Mobile in September 2022. The frequencies were received in September 2020, and as a result, the Company recognized in 2020 an intangible asset at a discounted amount of NIS 30 million against other non-current liabilities. As of December 31, 2021 the liability is presented in current liabilities.

The tender documents entitled the Company to a grant of NIS 37 million for deployment of its 5G network, subject to the approval of the MoC. In October 2021 the Company received a letter from the MOC confirming that the Company has met the criteria entitling it to the grant. The grant shall be received in accordance with the schedule set out in the license and after the Company has paid the 5G license fee, expected in 2022. Since the MOC has confirmed entitlement to the grant and the reception of the grant is subject only to the Company's payment of the 5G license fee, which is under the Company's control, the grant was recognized in its entirety under current receivables against a reduction in property and equipment in its present value amount of NIS 36 million.

Under the Telegraph Regulations the Company is committed to pay an annual fixed fee for each frequency used. Following the above mentioned tender completion, the Telegraph Regulations were amended, reducing the frequency fees for existing frequencies, subject to certain conditions, and establishing fees for the new frequencies received. Under the above Regulations should the Company choose to return a frequency, such payment would no longer due.

For the years 2019, 2020 and 2021 the Company recorded frequency fee expenses in a total amount of approximately NIS 79 million, NIS 75 million and NIS 66 million, respectively. The total amount of frequency fees of both the Company and Hot Mobile under the regulations are divided between the Company and Hot Mobile, through PHI, according to the OPEX-CAPEX mechanism (see also note 9).

(2)At December 31, 2021, the Group is committed to acquire property and equipment and software elements for approximately NIS 117 million.

(3)The Company entered into a non-exclusive agreement with Apple Distribution International, effective April 1, 2021, for the purchase and resale of iPhone handsets in Israel and the purchase of a minimum quantity of iPhone handsets per year, for a period of three years at market prices. The Company also ordered inventories from other suppliers. In total, at December 31, 2021, the Group is committed to acquire inventories in an amount of approximately NIS 458 million over 3 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -COMMITMENTS AND TRANSACTIONS (continued)

(4)Right of Use (ROU)

The Group signed long-term agreements with service providers to receive indefeasible Rights of Use (ROU) of international capacities through submarine infrastructures (see note 12), most extendable until 2030. As of December 31, 2021, the Group is committed to pay for capacities over the following years an amount of NIS 84 million (excluding maintenance fees) as follows:

New Israeli Shekels in millions
2022	60
2023	11
2024	11
2025	2
84

In addition, under the terms of the ROU agreements, as of December 31, 2021 the Group is committed to pay annual maintenance fees during the usage period. The total aggregated expected maintenance fee for the years 2022 to 2023 is approximately NIS 7 million. Some payments under the ROU agreements are linked to the USD.

(5)Liens and guarantees

As of December 31, 2021, the Group has provided bank guarantees in respect of licenses (see note 1(c)) in an amount of approximately NIS 30 million, in addition to bank guarantees in favor of other parties in an aggregate amount of approximately NIS 24 million. Therefore, the total bank guarantees provided by the Group as of December 31, 2021 is NIS 54 million. In addition, the Company provided a guarantee to PHI's credit facility in an amount of NIS 50 million. PHI's credit facility is not used as at December 31, 2021 (see also notes 9 and 15).

(6)Fiber optics infrastructure

The Company signed an agreement in January 2022 to deploy additional fiber-optic infrastructure within Israel to provide to an international telecommunications operator with connections and data transfer services between the Far East/Gulf countries and Europe.

(7)Covenants and negative pledge – see note 15(7).

(8)See note 9 with respect to network sharing and PHI's commitments.

NOTE 18 -COOPERATION AGREEMENT

On November 14, 2021, PHI, entered into a framework agreement with Pelephone Communications Ltd. and Cellcom Israel Ltd, to expand the cooperation between the parties in the field of passive infrastructure sharing for cellular sites, which will allow for the unification of existing and new passive infrastructures for cellular sites. A pre-condition for the agreement to enter into force is the receipt of the approvals required by law. There is no certainty that such approvals will be received.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -LEASES

The Group leases the following assets (as a lessee) (see also notes 2(o) and 3):

(1)Buildings: The Group leases its headquarter facilities in Rosh Ha-ayin, Israel, with a total of approximately 51,177 gross square meters (including parking lots). The lease term was extended in October 2020 to end on December 31, 2029 and the Company expects to exercise its option to extend it until December 31, 2034. The rental payments are linked to the Israeli CPI.

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

(2)Cell sites: Lease agreements in respect of cell sites and switching stations throughout Israel are for periods of two to ten years. The Company has an option to extend some of the lease contract periods for up to ten years (including the original lease periods). Substantially all of the rental payments are linked to the Israeli CPI and a few are linked to the dollar. Some of the extension options include an increase of the lease payment mostly in a range of 2%-10%. Most of cell sites were assigned to PHI.

(3)Vehicles: The Group leases vehicles for periods of up to three years. The rental payments are linked to the Israeli CPI.

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

	New Israeli Shekels in millions
	Lease right of use asset			Lease liability
	Buildings	Cell sites	Vehicles
Balance as at January 1, 2020	222	330	30	617
Amortization charges	(38)	(71)	(25)
Accretion of interest				18
Non-cash movements	114	65	36	214
Lease payments (principal) cash outflow				(129)
Lease payments (interest) cash outflow				(18)
Balance as at December 31, 2020	298	324	41	702
Amortization charges	(37)	(68)	(29)
Accretion of interest				18
Non-cash movements	52	63	35	148
Lease payments (principal) cash outflow				(130)
Lease payments (interest) cash outflow				(18)
Balance as at December 31, 2021	313	319	47	720
Current				125
Non-Current	313	319	47	595

Balance as at December 31, 2020	298	324	41	702
Current				120
Non-Current	298	324	41	582

See note 6(a)(4) for maturity analysis of undiscounted lease liability.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -LAWSUITS AND LITIGATIONS

A.Claims

Total provision recorded in the financial statements in respect of all lawsuits against the Group amounted to NIS 20 million at December 31, 2021. Provisions regarding the claims below were recognized when appropriate according to the Company's accounting policy (see note 2(m)(1)).

Described below are the main litigation and claims against the Group:

1.Consumer claims

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

Described hereunder are the outstanding consumer class actions and motions for the recognition of these lawsuits as class actions, detailed according to the amount claimed, as of the date of approval of these financial statements:

Claim amount	Number of claims	Total claims amount (NIS million)
Up to NIS 100 million	14	315
NIS 101 - 400 million	5	937
NIS 401 million - NIS 1 billion	1	1,000
Unquantified claims	11	-
Total	31	2,252

With respect to five claims mentioned above, the court approved these claims as class actions as follows:

1.On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against Partner. The claim alleges that Partner required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against Partner is estimated by the plaintiff to be approximately NIS 116 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, Partner filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed. Partner estimates that the claim will not have a material effect on the Company's financial statements.

2.On November 12, 2015, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that 012 Smile required their customers to purchase a Smartbox device which is terminal equipment as a condition for using its fixed-line telephony services, an action which would not be in accordance with the provisions of its licenses. The total amount claimed against 012 Smile is estimated by the plaintiff to be approximately NIS 64 million. In February 2019, the Court approved the request to certify the claim as a class action with certain changes. In March 2019, the Company filed an appeal of this decision. In February 2020, the Supreme Court dismissed the appeal request that was filed and the claim was reverted back to the District Court and the proceedings have resumed. The Company estimates that the claim will not have a material effect on the Company's financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -LAWSUITS AND LITIGATIONS (continued)

A.Claims (continued)

1.Consumer claims (continued)

3.On April 21, 2016, a claim and a motion to certify the claim as a class action were filed against 012 Smile. The claim alleges that the infrastructure included in the 012 Smile's plans does not support data speeds that the Company publishes to its customers. The total amount claimed against the Company if the lawsuit is certified as a class action was not stated by the plaintiffs. In January 2021, the Court approved the motion and recognized the lawsuit as a class action. The Company estimates that the claim will not have a material effect on the Company's financial statements.

4.On November 13, 2017, a claim and a motion to certify the claim as a class action were filed against 012 Smile (initially the motion was filed against Partner and 012 Smile). The claim alleges that Partner and 012 Smile charged their customers for incoming calls while they are abroad, without the calls for which they were charged being made, and without them having given a call forwarding provision. The total amount claimed is estimated by the plaintiff to be approximately NIS 53 million against Partner and approximately NIS 10 million against 012 Smile. In January 2021, the District Court approved the motion against Partner and recognized the lawsuit as a class action and dismissed the motion against 012 Smile. The Company estimates that the claim will not have a material effect on the Company's financial statements.

5.On February 28, 2017, a claim and a motion to certify the claim as a class action were filed against the Company. The claim alleges that the Company charged its cellular service customers who entered into agreements for fixed periods, a higher rate than agreed without receiving prior written notice. The total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 4.176 million. In March 2021, the Court approved the motion and recognized the lawsuit as a class action. In June 2021, the Company filed an appeal of this decision. The Company estimates that the claim will not have a material effect on the Company's financial statements.

In addition to all the above mentioned claims the Group is a party to various claims arising in the ordinary course of its operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -LAWSUITS AND LITIGATIONS (continued)

B.Contingencies in respect of building and planning procedures

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

Accordingly, on January 3, 2006, the National Council for Planning and Building published an interim decision conditioning the issuance of building permits for cell site permits by local planning and building councils upon provision of a 100% indemnification undertaking by the cellular operators. This decision shall remain in effect until it is replaced with an amendment to the National Zoning Plan 36. Between January 3, 2006 and December 31, 2021 the Company provided the local authorities with 423 indemnification letters as a pre-condition for obtaining building permits.

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

C.Investigation by the Israeli Tax Authority

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

NOTE 21 -EQUITY AND SHARE BASED PAYMENTS

a.Share capital:

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

As of December 31, 2021 a total of 7,337,759 treasury shares remained, of which 1,349,119 were allocated to a trustee on behalf of the employees under the plan. The RSAs offered under the plan are under the control of the Company until vested under the plan and therefore are not presented in the financial statements as outstanding shares until vested.

In January 2020, the Company issued 19,330,183 shares of the Company to institutional investors, following a tender under a shelf offering, and by way of a private placement. The total net consideration received was approximately NIS 276 million. The offering expenses totaled NIS 10 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -EQUITY AND SHARE BASED PAYMENTS (continued)

b.Share based compensation to employees

(1)Description of the Equity Incentive Plan

Share options and restricted shares were granted to employees in accordance with Company's 2004 Amended and Restated Equity Incentive Plan (the "Plan"). It includes allocation of restricted shares ("RSAs") to the Company's employees and officers and determines the right to vote at the general meetings of shareholders and the right to receive dividends distributed with respect to the restricted shares. The vesting of the options and the earning of the restricted shares are subject to vesting/restriction periods as well as performance conditions set by the Company's management bodies (The Compensation Committee and The Board of Directors; and in addition, regarding the CEO - The General Assembly of Shareholders). The Company expects that the performance conditions will be met. In accordance with the Plan, under certain conditions, the share options and the restricted shares are entitled to vesting acceleration upon a change in control event. As of December 31, 2021 the company estimated that a future change of control event was probable as a result of the possible transaction referred to in note 26(c). The transaction is subject to MOC approval. The effect of this accounting estimate on the statement of operation was immaterial. The Plan's principal terms of the options include:

-Exercise price adjustment: The exercise price of options shall be reduced in the following events: (1) dividend distribution other than in the ordinary course: by the gross dividend amount so distributed per share, and (2) dividend distribution in the ordinary course: the exercise price shall be reduced the gross dividend amount so distributed per share ("Full Dividend Mechanism"), depending on the date of granting of the options.

-Cashless exercise: Most of the options may be exercised only through a cashless exercise procedure, while holders of other options may choose between cashless exercise and the regular option exercise procedure. In accordance with such cashless exercise, the option holder would receive from the Company, without payment of the exercise price, only the number of shares whose aggregate market value equals the economic gain which the option holder would have realized by selling all the shares purchased at their market price, net of the option exercise price.

(2)Information in respect of options and restricted shares granted under the Plan:

	Through December 31, 2021
	Number of options	Number of RSAs
Granted	39,936,212	6,727,668
Shares issued upon exercises and vesting	(7,022,000)	(3,633,131)
Cancelled upon net exercises, expiration and forfeitures	(25,979,213)	(1,746,720)
Outstanding	6,934,999	1,347,817
Of which(*):
Exercisable	2,189,520	201,225
Vest in 2022	2,540,988	640,912
Vest in 2023	1,852,136	424,467
Vest in 2024	352,355	81,213

(*)	The vesting schedule takes into account the acceleration of the vesting of certain grants based on a probable future change of control event, see note 21(b)(1) above.

As of December 31, 2021 the Company expects to record a total amount of compensation expenses of approximately NIS 20 million during the next three years with respect to options and restricted shares granted through December 31, 2021.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -EQUITY AND SHARE BASED PAYMENTS (continued)

b.Share based compensation to employees (continued)

(3)Options and RSAs status summary as of December 31, 2019, 2020 and 2021 and the changes therein during the years ended on those dates:

	Year ended December 31,
	2019		2020		2021
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Share Options:		NIS		NIS
Outstanding at the beginning of the year	9,697,266	28.19	9,020,689	23.62	7,029,423	18.64
Granted during the year	1,232,226	16.21	1,035,635	14.24	3,827,782	15.60
Exercised during the year	(70,824)	16.62	(296,450)	14.71	(3,048,724)	17.98
Forfeited during the year	(235,150)	18.74	(252,547)	18.42	(196,000)	13.97
Expired during the year	(1,602,829)	46.64	(2,477,904)	34.10	(677,482)	24.29
Outstanding at the end of the year	9,020,689	23.62	7,029,423	18.64	6,934,999	16.83
Exercisable at the end of the year	5,623,921	27.11	4,071,714	20.04	2,189,520	19.46
Shares issued during the year due exercises	3,166		46,747		447,222

RSAs:
Outstanding at the beginning of the year	1,209,521		1,230,464		1,007,423
Granted during the year	397,476		398,055		820,059
Vested during the year	(284,427)		(534,053)		(404,025)
Forfeited during the year	(92,106)		(87,043)		(75,640)
Outstanding at the end of the year	1,230,464		1,007,423		1,347,817

	Options granted in 2019	Options granted in 2020	Options granted in 2021
Weighted average fair value of options granted using the Black & Scholes option-pricing model – per option (NIS)	3.34	3.71	4.41
The above fair value is estimated on the grant date based on the following weighted average assumptions:
Expected volatility	33.52%	37.24%	42.31%
Risk-free interest rate	0.57%	0.21%	0.18%
Expected life (years)	3	3	2
Dividend yield	*	*	*
*	Due to the Full Dividend Mechanism the expected dividend yield used in the fair value determination of such options was 0% for the purpose of using the Black & Scholes option-pricing model.

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

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -EQUITY AND SHARE BASED PAYMENTS (continued)

b.Share based compensation to employees (continued)

(4)Information about outstanding options by expiry dates:

Share options outstanding as of December 31, 2021 have the following expiry dates and exercise prices:

Expire in	Number of share options	Weighted average exercise price in NIS
2022	1,789,042	19.03
2023	2,366,252	15.44
2024	879,343	18.68
2025	202,124	16.34
2026	641,178	14.36
2027	1,057,060	16.26
	6,934,999	16.83

The expiry schedule takes into account the acceleration of the vesting of certain grants based on a probable future change of control event, see note 21(b)(1) above

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -INCOME STATEMENT DETAILS

(a)Revenues:

The aggregate amount of transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2021, in addition to deferred revenues(see note 14), is approximately NIS 204 million (mainly services). Of which the Group expects that approximately 50% will be recognized as revenue during 2022, approximately 20% will be recognized as revenue during 2023, and the rest in later years. The above excludes contracts that are for periods of one year or less or are billed based on time incurred, as permitted under IFRS 15 the transaction price allocated to these unsatisfied contracts is not disclosed.

Disaggregation of revenues:

	Year ended December 31, 2021 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	933	680	(72)	1,541
Segment revenue - Services to business customers	766	386	(58)	1,094
Segment revenue - Services revenue total	1,699	1,066	(130)	2,635
Segment revenue - Equipment	602	126		728
Total Revenues	2,301	1,192	(130)	3,363

	Year ended December 31, 2020 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	942	604	(83)	1,463
Segment revenue - Services to business customers	721	389	(65)	1,045
Segment revenue - Services revenue total	1,663	993	(148)	2,508
Segment revenue - Equipment	545	136		681
Total Revenues	2,208	1,129	(148)	3,189

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -INCOME STATEMENT DETAILS (continued)

	Year ended December 31, 2019 New Israeli Shekels in millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services to private customers	990	513	(87)	1,416
Segment revenue - Services to business customers	808	412	(76)	1,144
Segment revenue - Services revenue total	1,798	925	(163)	2,560
Segment revenue - Equipment	571	103		674
Total Revenues	2,369	1,028	(163)	3,234

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Revenues from services are recognized over time.

Revenues from equipment are recognized at a point of time, except for revenues from equipment that were recognized over time: revenues from operating leases according to IFRS 16	17	10	8

Revenues from services include revenues from operating leases according to IFRS 16	57	73	78

(b)Cost of revenues

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Transmission, communication and content providers	746	786	800
Cost of equipment and accessories	500	510	550
Depreciation and amortization	603	546	565
Wages, employee benefits expenses and car maintenance	312	282	292
Costs of handling, replacing or repairing equipment	71	66	61
Operating lease, rent and overhead expenses	73	75	75
Network and cable maintenance	99	97	88
Internet infrastructure and service providers	173	157	136
IT support and other operating expenses	57	56	58
Amortization of deferred expenses - rights of use	28	31	31
Other	45	58	76
Total cost of revenues	2,707	2,664	2,732

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -INCOME STATEMENT DETAILS (continued)

(c)Selling and marketing expenses

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Wages, employee benefits expenses and car maintenance	102	81	103
Advertising and marketing	44	42	41
Selling commissions, net	28	31	32
Depreciation and amortization	106	123	132
Operating lease, rent and overhead expenses	4	2	2
Other	17	12	13
Total selling and marketing expenses	301	291	323

(d)General and administrative expenses

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Wages, employee benefits expenses and car maintenance	85	81	93
Professional fees	21	21	23
Credit card and other commissions	13	13	13
Depreciation	14	14	16
Other	16	16	19
Total general and administrative expenses	149	145	164

(e)Employee benefit expenses

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Wages, employee benefits expenses and car maintenance, before capitalization	543	482	526
Less: expenses capitalized (notes 10, 11)	(96)	(85)	(91)
Service costs: defined benefit plan (note 16(2))	12	10	14
Service costs: defined contribution plan (note 16(1))	23	25	24
Employee share based compensation expenses (note 21(b))	17	12	15
	499	444	488

In December 2021 the Company signed a renewal of collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization (hereinafter - the "Parties") for an additional period of three years, with certain changes, at a cost that is immaterial for the Company. Under the Collective Employment Agreement it was agreed, among others things, on a salary increase budget for 2022, in the amount of 3%, to be differentially allocated. In addition, the Parties agreed to negotiate at a later time a salary increase and participation in the Company's profits mechanism for the years 2023- 2024.

In January 2022, a letter from the labor union and the employees' representatives stating various claims was presented to the Company, in light of the possible Transaction by the Offerer (see note 26(c)). The Company responded that the claims presented are only relevant in light of a change of control, which has not yet occurred.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -OTHER INCOME, NET

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Unwinding of trade receivables	23	21	20
Other income, net	5	9	8
	28	30	28

NOTE 24 -FINANCE EXPENSES

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Interest expense and other finance expenses	55	59	50
Interest for lease liabilities	20	18	18
Finance expenses	75	77	68

NOTE 25 -INCOME TAX EXPENSES

a.Corporate income tax rates applicable to the Group

The Group is taxed according to the regular corporate income tax in Israel.

The corporate tax rate in Israel is 23% for the year 2018 and thereafter.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -INCOME TAX EXPENSES (continued)

b.Deferred income taxes

Balances of deferred tax asset (liability) in NIS millions are attributable to the following items:

Balance of deferred tax asset (liability) in respect of	As at January 1, 2019	Charged to the income statement	Charged to retained earnings upon implementation of IFRS 16	As at December 31, 2019	Charged to the income statement	As at December 31, 2020	Charged to the income statement	Charged to the comprehensive income statement	As at December 31, 2021
Allowance for credit losses	43	(4)		39	(5)	34	(5)		29
Provisions for employee rights	17	1		18	(5)	13	3	(2)	14
Depreciable fixed assets and software	(19)	8		(11)	12	1	14		15
Lease - Right-of-use assets	-	17	(151)	(134)	(18)	(152)	(4)		(156)
Leases liabilities	-	(15)	157	142	19	161	5		166
Intangibles and deferred expenses	(19)	(21)		(40)	(13)	(53)	2		(51)
Carry forward losses	11	10		21	(1)	20	(7)		13
Options granted to employees and other	5	1		6	(1)	5	(1)		4
Total	38	(3)	6	41	(12)	29	7	(2)	34

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -INCOME TAX EXPENSES (continued)

b.Deferred income taxes (continued)

	New Israeli Shekels
	December 31,
	2020	2021
	In millions
Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	188	200
Deferred tax assets to be recovered within 12 months	76	69
	264	269
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	184	184
Deferred tax liabilities to be recovered within 12 months	51	51
	235	235
Deferred tax assets, net	29	34

c.Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see (a) above), and the actual tax expense:

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
Profit before taxes on income, as reported in the income statements	19	27	99
Theoretical tax expense	4	6	23
Increase in tax resulting from disallowable deductions	5	4	4
Negative taxes (taxes on income) in respect of previous years	(7)	3	(34	)**
Temporary differences and utilization of tax losses for which no deferred income tax asset was recognized	(2)	(3)	(9	)**
Income tax expenses (income)	*	10	(16)

*	Representing an amount of less than NIS 1 million.
**	See also note 25(e)(1)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -INCOME TAX EXPENSES (continued)

d.Taxes on income included in the income statements:

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
	In millions
For the reported year:
Current	3	2	12
Deferred, see (c) above	4	5	15
In respect of previous years:
Current	(7)	(4)	(21	)**
Deferred, see (c) above		7	(22	)**
	*	10	(16)

*	Representing an amount of less than NIS 1 million.
**	See also note 25(e)(1)

e.Tax assessments:

1)On December 31,2021 the Company signed a settlement agreement with the Israel tax authority ("ITA") in relation to a tax audit for the income tax years 2016-2019. According to the agreement, the Company paid an amount of NIS 2.5 million as a settlement in respect of the abovementioned years, in addition to advances already paid in past. Following the agreement, the Company reduced income tax provisions and recognized deferred taxes, in respect of amounts, which according to the agreement will be deductible in future years. The impact on the Company income taxes was a net income of NIS 43 million.

2)A Group's subsidiary received final income tax assessments through the year ended December 31, 2016.

3)As a general rule, income tax self-assessments filed by two other subsidiaries through the year ended December 31,

2016 are, by law, now regarded as final.

f.Tax losses carried forward to future years:

At December 31, 2020, the Company had carry forward tax losses of approximately NIS 51 million which fully utilized during 2021. As of December 31, 2020 The Company recognized deferred tax asset in respect of the tax losses.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.Key management compensation

Key management personnel are the senior management of the Company and the members of the Company's Board of Directors.

	New Israeli Shekels
	Year ended December 31,
	2019	2020	2021
Key management compensation expenses comprised	In millions
Salaries and short-term employee benefits	27	21	25
Long term employment benefits	3	3	6
Employee share-based compensation expenses	12	7	11
	42	31	42

	New Israeli Shekels
	December 31,
	2020	2021
Statement of financial position items - key management	In millions
Current liabilities:	9	15
Non-current liabilities:	10	9

b.In the ordinary course of business, key management or their relatives may have engaged with the Company with immaterial transactions that are under normal market conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

c.Principal shareholder:

Approximately 27% of the Company issued and outstanding shares and voting rights are held by a receiver (under Israeli law).

On November 12, 2019, the District Court of Tel Aviv the (“Court”) issued a court order the (“Court Order”) under which attorney Ehud Sol (the “Receiver”) was appointed as receiver for 49,862,800 of the Company's shares, representing as of February 1, 2022, approximately 27% of the Company's issued and outstanding share capital and the largest block of shares held by a single shareholder. The shares (the “Pledged Shares”) had been purchased by S.B. Israel Telecom Ltd. (“S.B. Israel Telecom“) from Advent Investments Pte Ltd (“Advent”) in 2013; in connection with the purchase, S.B. Israel Telecom assumed certain debt owed to Advent, and agreed that such debt would be secured by, among other things, the Pledged Shares. S.B. Israel Telecom defaulted on the payment, and on November 11, 2019, consented to enforcement and foreclosure proceedings with respect to the Pledged Shares.

The Court Order was issued due to an application filed by Advent (“Advent's Application”) and granted the Receiver substantial rights related to the Pledged Shares, including the right to participate in our shareholders’ meetings, to vote the Pledged Shares, to receive dividends, and any contractual right related to the Pledged Shares, although as noted below, the Receiver may not sell or transfer the Pledged Shares without the Court’s approval. Without derogating from those rights of the Receiver, S.B. Israel Telecom remains the holder of legal title to the Pledged Shares. On December 9, 2019, the Ministry of Communications granted, within its powers, a permit to the Receiver to exercise means of control of the Company by himself. As a result, the Receiver has the power to substantially influence the nomination of the Company’s Board of Directors and to play a preponderant if not decisive role in other decisions taken at meetings of the Company's shareholders. The Receiver is expected to hold such rights until the Pledged Shares are sold or transferred to Advent, actions that would require the Court’s approval according to the Court Order and Advent's Application.

On December 14, 2021, the Court granted an approval in principle, effective as of December 15, 2021, for the purchase of the Pledged Shares by a group of parties led by the Phoenix group, Mr. Avi Gabbay and Mr. Shlomo Rodav (jointly, the “Offeror”), on an “as is” basis, in consideration for US $ 300,000,000 (the “Transaction”), as proposed by the Offeror. On January 9, 2022, the Competition Authority granted its approval. The Transaction is still subject to the approval of the Ministry of Communications”.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -TRANSACTIONS AND BALANCES WITH RELATED PARTIES (continued)

d.Holdings of approved Israeli shareholders in the Company: The provisions of the Company's cellular license require, among others, that the “founding shareholders or their approved substitutes”, as defined in the cellular license, hold at least 26% of the means of control in the Company, including 5% which must be held by Israeli shareholders (Israeli citizens and residents), who were approved as such by the Minister of Communications. Notwithstanding the aforesaid, the controlling stake of the Phoenix Group (one of the Company’s approved Israeli shareholders) has been sold to foreign entities. On November 12, 2019, the Israeli Ministry of Communications issued a temporary order (which ended on November 1, 2020) (the “Temporary Order”) amending the Company’s cellular license and reducing the percentage that the approved Israeli entities are required to hold (from 5% to 3.82% of the means of control in the Company). On July 7, 2020, the MoC published an amendment to the Company's cellular license which provides that the license terms applicable to Israeli shareholders may be replaced by an order issued by virtue of the Communications Law (Telecommunications and Broadcasting), 1982. Since the regulatory procedure allowing the above-mentioned license amendment to take place was still ongoing at the time, on October 26, 2020, the Israeli Ministry of Communications extended the term of the Temporary Order (ending on March 1, 2021). This temporary order allowed the Ministry and the Company sufficient time in which to resolve the issue of holdings of approved Israeli shareholders in the Company. During February 2021, the regulatory procedure allowing the above-mentioned license amendment to take place has been completed. There was no material impact on the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -EARNINGS PER SHARE

Following are data relating to the profit and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31,
	2019	2020	2021
Profit used for the computation of basic and diluted EPS attributable to the owners of the Company (NIS in millions)	19	17	115

Weighted average number of shares used in computation of basic EPS (in thousands)	162,831	182,331	183,203

Add - net additional shares from assumed exercise of employee stock options and restricted shared (in thousands)	777	857	1,131

Weighted average number of shares used in computation of diluted EPS (in thousands)	163,608	183,188	184,334

Number of options and restricted shares not taken into account in computation of diluted earnings per share, because of their anti-dilutive effect (in thousands)	8,952	6,466	4,470